AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1997

                                                REGISTRATION NO. 333-37135

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                             OMEGA CABINETS, LTD.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     2434                    42-1423186
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF      INDUSTRIAL CLASSIFICATION     IDENTIFICATION NUMBER)
    INCORPORATION OR             CODE NUMBER)
      ORGANIZATION)

                               ----------------

                            PANTHER TRANSPORT, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          IOWA                       4212                    42-1395277
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF       INDUSTRIAL CLASSIFICATION   IDENTIFICATION NUMBER)
    INCORPORATION OR             CODE NUMBER)
      ORGANIZATION)
                               ----------------

                               1205 PETERS DRIVE
                             WATERLOO, IOWA 50703
                                (319) 235-5700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                LANCE E. ERLICK
                             OMEGA CABINETS, LTD.
                               1205 PETERS DRIVE
                             WATERLOO, IOWA 50703
                                (319) 235-5700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,INCLUDING AREA CODE, OF
                              AGENT FOR SERVICE)

                               ----------------

                                   COPY TO:

      LAUREN I. NORTON, ESQ. ROPES & GRAY ONE INTERNATIONAL PLACE BOSTON,
                      MASSACHUSETTS 02110 (617) 951-7000

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If the securities being registered or this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THIS PROSPECTUS AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO           +
+COMPLETION OR AMENDMENT. UNDER NO CIRCUMSTANCES SHALL THIS PROSPECTUS         +
+CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY.           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 19, 1997

PROSPECTUS
                              OMEGA CABINETS, LTD.

                               OFFER TO EXCHANGE
                  SENIOR SUBORDINATED NOTES DUE JUNE 15, 2007
                      WHICH HAVE BEEN REGISTERED UNDER THE
LOGO                  SECURITIES ACT OF 1933, AS AMENDED,
                     FOR AN EQUAL PRINCIPAL AMOUNT OF IT'S
                  SENIOR SUBORDINATED NOTES DUE JUNE 15, 2007,
                       WHICH HAVE NOT BEEN SO REGISTERED

                                  -----------

  THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS THEREUNDER WILL EXPIRE AT 5:00 P.M.
               NEW YORK CITY TIME, ON     , 1997, UNLESS EXTENDED

                                  -----------

  Omega Cabinets, Ltd., a Delaware corporation, ("Omega") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange an aggregate principal amount of up to $100,000,000 of its new Senior Subordinated Notes due 2007 guaranteed fully, unconditionally and jointly and severally by its subsidiary Panther Transport, Inc. (as defined below) (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its outstanding Senior Subordinated Notes due 2007 guaranteed fully, unconditionally and jointly and severally by its subsidiary Panther Transport, Inc. (as defined below) (the "Original Notes" and, together with the Exchange Notes, the "Notes") from the holders (the "Holders") thereof. The terms of the Exchange Notes are identical in all material respects to the Original Notes, except for certain transfer restrictions and registration rights relating to the Original Notes.

  Omega will accept for exchange any and all Original Notes validly tendered
and not withdrawn prior to 5:00 p.m., New York City time, on     , 1997, unless
extended (as so extended, the "Expiration Date"). Tenders of Original Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Original Notes being tendered for exchange pursuant to the Exchange Offer. Pursuant to the terms of the Registration Rights Agreement (as defined herein), the Exchange Offer will remain open for at least 20 business days and for not more than 30 business days after the date hereof, unless extended. The Exchange Offer is subject to certain other customary conditions. See "The Exchange Offer."

  Interest on the Exchange Notes will be payable semi-annually on June 15 and December 15 of each year, commencing December 15, 1997. The Exchange Notes are redeemable at the option of Omega, in whole or in part, from time to time on or after June 15, 2002, at the redemption prices set forth herein, together with accrued and unpaid interest to the date of redemption. In addition, at any time or from time to time, prior to June 15, 2000, up to an aggregate of $35.0 million in aggregate principal amount of Notes will be redeemable at the option of Omega from the net proceeds of public sales of common stock of Omega (or its parent, Omega Holdings, Inc., to the extent such net proceeds are contributed to Omega as common equity), at a price of 110.5% of the principal amount of the Notes, together with accrued and unpaid interest to the date of redemption; provided that at least $65.0 million in aggregate principal amount of Notes remains outstanding immediately after each such redemption. Upon the occurrence of a Change of Control (as defined herein), each holder of Exchange Notes may require the Company to repurchase all or a portion of such holder's Exchange Notes at 101% of the aggregate principal amount of the Exchange Notes together with accrued and unpaid interest to the date of repurchase. See "Description of Exchange Notes."

  The Exchange Notes will be general, unsecured obligations of Omega, will rank pari passu with all senior subordinated debt of Omega and will be senior in right of payment to all future subordinated debt of Omega, if any. There is currently no existing debt of Omega subordinate to the Notes. The Exchange Notes will be guaranteed fully, unconditionally and jointly and severally by Omega's subsidiary Panther Transport, Inc. ("Panther," or the "Guarantor"). The claims of the holders of Exchange Notes will be subordinated to Senior Debt (as defined herein), which was approximately $40.7 million as of November 14, 1997, all of which was fully secured borrowings under the New Bank Credit Facility (as defined herein). See "Capitalization."

  The Exchange Notes are being offered hereunder in order to satisfy certain obligations of Omega contained in the Registration Rights Agreement dated July 24, 1997, among Omega and the other signatories thereto (the "Registration Rights Agreement"). Omega believes that based on interpretations by the staff of the Securities and Exchange Commission (the "Commission"), Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by each Holder thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement with any person to participate in the distribution of such Exchange Notes.

  Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  Omega will not receive any proceeds from the Exchange Offer and will pay all expenses incident to the Exchange Offer.

                                  -----------

   SEE "RISK FACTORS" BEGINNING ON PAGE 16 HEREIN FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND AN
                     INVESTMENT IN THE EXCHANGE NOTES.

                                  -----------

  THESE SECURITIES HAVE  NOT BEEN  APPROVED OR DISAPPROVED  BY THE SECURITIES
    AND EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION,  NOR HAS
      THE  SECURITIES AND  EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES
         COMMISSION PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF THIS
           PROSPECTUS.  ANY  REPRESENTATION  TO THE  CONTRARY  IS  A
             CRIMINAL OFFENSE.

                                  -----------

                   The date of this Prospectus is     , 1997.

   The Exchange Offer is not being made to, nor will Omega accept surrenders for exchange from, Holders of Original Notes in any jurisdiction in which such Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

  The Exchange Notes will be available initially only in book-entry form. Omega expects that the Exchange Notes issued pursuant to this Exchange Offer will be issued in the form of a Global Note (as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global Note representing the Exchange Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depositary and its participants. After the initial issuance of the Global Note, Exchange Notes in certificated form will be issued in exchange for the Global Note only on the terms set forth in the Indenture (the "Indenture") among Omega, The Chase Manhattan Bank, as trustee (the "Trustee"), and the Guarantor, dated as of July 24, 1997. See "Description of Exchange Notes--Book-Entry Transfer."

  Prior to this Exchange Offer, there has been no public market for the Original Notes. To the extent that Original Notes are tendered and accepted in the Exchange Offer, a Holder's ability to sell untendered Original Notes could be adversely affected. If a market for the Exchange Notes should develop, the Exchange Notes could trade at a discount from their accreted value (as defined herein). Omega does not currently intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system.

  Omega has been advised by Goldman, Sachs & Co., Citicorp Securities, Inc. and Montgomery Securities, the initial purchasers (the "Initial Purchasers") of the Original Notes, that they intend to make a market in the Original Notes and that, following the Exchange Offer, they intend to make a market in the Exchange Notes; however, the Initial Purchasers are under no obligation to do so and any market making activities with respect to the Exchange Notes may be discontinued at any time.

  Neither Omega nor any of its subsidiaries will receive any cash proceeds from the issuance of the Exchange Notes offered hereby. No dealer-manager is being used in connection with this Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

  THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF ORIGINAL NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR ORIGINAL NOTES PURSUANT TO THE EXCHANGE OFFER.

                             AVAILABLE INFORMATION

  The Company (as defined herein) has filed a registration statement on Form S-4 (herein referred to, together with all exhibits and schedules thereto and any amendments thereto, as the "Exchange Offer Registration Statement") under the Securities Act with respect to the Exchange Notes offered hereby. This Prospectus, which forms a part of the Exchange Offer Registration Statement, does not contain all of the information set forth in the Exchange Offer Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Exchange Notes offered hereby, reference is made to the Exchange Offer Registration Statement. Statements made in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Exchange Offer Registration Statement.

  The Company is not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the Indenture, the Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, the Company will furnish to the holders of the Notes and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company was required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its subsidiaries on a consolidated basis and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations.

  Any reports or documents filed by the Company with the Commission (including the Exchange Offer Registration Statement) may be inspected and copied at the Public Reference Section of the Commission's office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661). Copies of such reports or other documents may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site that contains reports and other information that is filed through the Commission's Electronic Data Gathering Analysis and Retrieval System. The Web site can be accessed at http://www.sec.gov.

  Omega(R) and HomeCrest(R) are registered trademarks of Omega (as defined herein).

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the financial statements and notes thereto, appearing elsewhere in this Prospectus. Unless otherwise stated in this Prospectus, references to (a) "Omega" shall mean Omega Cabinets, Ltd., a Delaware corporation and wholly owned subsidiary of Omega Holdings, Inc. ("Holdings"); (b) "HomeCrest" shall mean HomeCrest, a division of Omega; and (c) the "Company" shall mean Omega and its subsidiary, Panther Transport, Inc. ("Panther"). All references to a fiscal year refer to the 12 months ended on the last Saturday in December of the year referenced.

  Certain of the information contained in this summary and elsewhere in this Prospectus, including under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and information with respect to the Company's plans and strategy for its business are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Forward Looking Statements."

                                  THE COMPANY

  The Company is a leading manufacturer of wood and laminate kitchen cabinetry, bathroom vanities and related accessories. Headquartered in Waterloo, Iowa, the Company produces a wide array of custom, semi-custom and stock kitchen and bath cabinetry primarily for use in residential remodeling and, to a lesser extent, in new construction. Both Omega and HomeCrest manufacture their products in state-of-the-art, highly-integrated facilities under the Omega(R) (custom), Dynasty (semi-custom), Embassy (semi-custom), Legend (stock) and HomeCrest(R) (stock) brand names and sell to a broad network of kitchen and bath dealers, home centers, builders/contractors and independent distributors.

  Omega was founded in 1977 and in 1994 was purchased from its founder by Code, Hennessy & Simmons, Inc., a private investment firm, and a group of private investors including the Company's current senior management team. In May 1995, the Company more than doubled in size, as measured by total sales, through its acquisition of HomeCrest, a stock cabinetry manufacturer. As measured by 1996 gross sales, the Company believes that it is the seventh largest manufacturer of kitchen cabinetry in the United States, and one of only two national manufacturers that produce a full line of kitchen cabinetry for all three market price points: custom, semi-custom and stock. Custom cabinetry is made-to-order and is offered in an unlimited choice of design and construction styles, wood species, configurations, finishes and colors. Semi-custom cabinetry is less expensive and is made-to-order from a more limited set of options than custom cabinetry. Stock cabinetry is the least expensive price point and offers the fewest number of styles, wood species and finishes, with choices generally limited to the standard guidelines established by the manufacturer. Management believes that the Company's ability to sell nationally at all three price points represents a competitive advantage, as it generates cross-selling opportunities throughout the Company's broad distribution network.

  The Company operates three manufacturing facilities, one located in Iowa, one in Indiana and one in Tennessee with an aggregate of approximately one million square feet. Since January 1, 1994, Omega and HomeCrest have invested over $14.5 million on capital expenditures directed primarily toward improving product quality, modernizing manufacturing facilities and increasing capacity and the level of automation in the manufacturing process. The Company's primary channel of distribution is its network of over 1,660 kitchen and bath dealer locations, which accounted for approximately 80% of total 1996 sales. Management believes that its quality dealer relationships have created a strong, loyal network with low turnover rates, resulting in a significant competitive advantage for the Company within the cabinetry industry. In addition, the Company has developed several relationships with national and regional home centers, including Home Depot/Home Depot Expo, Lowe's, Menards and Eagle. The Company's sales to home centers grew from $7.5 million in fiscal 1994 to $13.2 million in fiscal 1996.

  According to Specialists in Business Information, a market research firm, the United States kitchen and bath cabinetry market had sales in 1996 of approximately $6.4 billion. Expansion in the industry has been driven by the increasing popularity of kitchen and bathroom remodeling and a relatively strong market for new home construction. As a result of these trends, growth in the kitchen and bath cabinetry market over the past ten years has outpaced growth in both the overall economy and the domestic building materials industry. According to Specialists in Business Information, between 1986 and 1996, kitchen and bath cabinetry sales increased at a 7.2% compound annual growth rate ("CAGR"), which represents a growth in the total dollar volume of U.S. building material shipments made by manufacturers of kitchen and bath cabinetry from $3.2 billion to $6.4 billion during this same ten-year period. The United States kitchen and bath cabinetry industry is highly fragmented with over 4,700 manufacturers. As evidence of ongoing industry consolidation, in 1990 the top twenty-five industry competitors represented 45.1% of total industry sales, whereas in 1996 the top twenty-five competitors represented 50.8% of total industry sales.

                              RECENT DEVELOPMENTS

  On or about April 28, 1997, Holdings and Holdings' stockholders entered into a recapitalization agreement (as amended to date, the "Merger Agreement") with Omega Merger Corp. ("OMC") which provided for a merger (the "Merger") of OMC with and into Holdings, and a recapitalization (the "Recapitalization") of Holdings, with Holdings as the surviving corporation. OMC had no operations and was incorporated on April 24, 1997 in Delaware, solely for the purpose of effecting a statutory merger with Holdings. No cash was contributed to capitalize OMC.

  One June 13, 1997, the Merger of OMC into Holdings was consummated. Immediately thereafter, the following transactions occurred (together with the Merger, the "Transactions"):

    (i) Mezzanine Lending Associates III, L.P. ("MLA III"), an investment fund managed by Butler Capital Corporation ("BCC"), purchased shares of capital stock of Holdings that represented 88.4% of Holdings for $61.9 million;

    (ii) management and the Company's founder converted Class A common stock shares in Holdings to common stock in Holdings, such common stock shares representing approximately 6.1% and 5.0%, respectively, or an aggregate of approximately 11.1% of the outstanding shares of Holdings;

    (iii) new management stockholders purchased additional shares representing 0.5% of the outstanding shares of Holdings;

    (iv) Holdings and its subsidiaries, including Omega, entered into a credit agreement with First Bank National Association as lender and as agent (the "New Bank Credit Facility") providing for a syndicated senior secured term loan facility of up to $40.0 million (the "Term Facility") and a syndicated senior secured revolving credit facility of up to $20.0 million (the "Revolving Facility");

    (v) West Street Fund I, L.L.C. and an affiliate of Citicorp Securities, Inc. provided bridge loans (the "Bridge Loans") to the Company in the aggregate principal amount of $90.0 million and Holdings issued an 11% junior subordinated note to MLA III in the principal amount of $10.0 million (the "Junior Subordinated Note");

    (vi) Holdings redeemed shares of Class A and Class B common stock from certain stockholders and optionholders of Holdings, and such stockholders and optionholders received an aggregate amount of cash from Holdings equal to approximately $109.3 million, which is subject to a post-closing adjustment;

    (vii) Holdings issued a contingent promissory note to the selling stockholders in the principal amount of $3.0 million (the "Contingent Note"), which is secured by a standby letter of credit and which is payable on March 31, 1998, subject to offset and reduction to satisfy certain indemnification obligations of the sellers under the Merger Agreement;

    (viii) approximately $89.3 million of debt of Holdings and its subsidiaries was repaid.

                                   DOLLARS
                                      IN
     SOURCES:                      MILLIONS
     --------                      --------
     New Bank Credit Facility:
        Revolving Facility(1)       $ 11.4
        Term Facility(2)              36.8
     Equity Investment by MLA III     61.9
     Bridge Loans                     90.0
     Junior Subordinated Note         10.0
                                    ------
        Total Sources               $210.1
                                    ======

     USES:
     Payments in respect of outstanding common stock
      and stock options from existing shareholders    $109.3
     Repayment of Existing Indebtedness                 89.3
     Transaction Fees and Expenses(3)                   11.5
                                                      ------
        Total Uses                                    $210.1
                                                      ======

--------

(1) As of November 14, 1997, the Company had availability of $15.5 million under the Revolving Facility.

(2) As of November 14, 1997, the Company had $36.2 million outstanding under the Term Facility.

(3) Includes placement fees, advisory fees, fees paid in connection with the New Bank Credit Facility, the Bridge Loans and the Notes and legal, accounting and other professional fees.

  On July 24, 1997, the Company consummated the sale of the Original Notes in a transaction exempt from the registration requirements of the Securities Act (the "Initial Offering"). Concurrently with the Initial Offering, the Company used the net proceeds from the Initial Offering, cash from operations and borrowings under the Revolving Facility to repay the indebtedness represented by the Bridge Loans and the Junior Subordinated Note, and interest thereon, and to pay certain related expenses. In connection with the Initial Offering, the Company entered into the Registration Rights Agreement with the Initial Purchasers pursuant to which it agreed to register the Exchange Notes under the Securities Act and offer them in exchange for the Original Notes. See "Recent Developments," "Use of Proceeds," "Description of New Bank Credit Facility," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  On October 1, 1997, HomeCrest, a wholly-owned subsidiary of the Company, was merged with and into the Company (the "HomeCrest Merger") with the Company as the surviving organization.

  The Company's principal executive offices are located at 1205 Peters Drive, Waterloo, Iowa 50703, and its telephone number is (319) 235-5700.

                               THE EXCHANGE OFFER

THE EXCHANGE OFFER............  Up to $100,000,000 aggregate principal amount of Exchange Notes are being offered in exchange for a like aggregate principal amount of Original Notes. The Company is making the Exchange Offer in order to satisfy its obligations under the Registration Rights Agreement relating to the Original Notes. For a description of the procedures for tendering Original Notes, see "The Exchange Offer-- Procedures for Tendering Original Notes."

EXPIRATION DATE...............  5:00 p.m., New York City time, on      , 1997,
                                unless the Exchange Offer is extended by the Company in its sole discretion (in which case the Expiration Date will be the latest date and time to which the Exchange Offer is extended).
                                See "The Exchange Offer--Terms of the Exchange
                                Offer."

CONDITIONS TO THE EXCHANGE
 OFFER........................  The Exchange Offer is subject to the condition that the Exchange Offer does not violate applicable law or SEC staff interpretation. If the Company determines that the Exchange Offer is not permitted by applicable Federal law, it may terminate the Exchange Offer. The Exchange Offer is not conditioned upon any minimum principal amount of Original Notes being tendered. See "The Exchange Offer--Conditions to the Exchange Offer."

RESALE OF THE EXCHANGE NOTES..  Based on an interpretation by the staff of the
                                Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such Original Notes directly from the Company for resale pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that the holder is acquiring the Exchange Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Original Notes wishing to accept an Exchange Offer must represent to the Company that such conditions have been met. In the event that the Company's belief is inaccurate, holders of Exchange Notes who transfer Exchange Notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability under the Securities Act. The Company does not assume or indemnify holders against such liability, although the Company does not believe that any such liability should exist.

                                A broker-dealer that receives Exchange Notes in exchange for Original Notes held for its own account, as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. Although such broker-dealer may be an "underwriter" within the meaning of the Securities Act, the Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

                                The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, holders of Original Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

PROCEDURES FOR TENDERING
 NOTES........................  Each holder of Original Notes wishing to accept the Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, as the case may be, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Original Notes and any other required documentation to the Exchange Agent (as defined herein) at the address set forth herein. By executing a Letter of Transmittal, each holder will represent to the Company conducting the related Exchange Offer that, among other things, (i) the Exchange Notes acquired pursuant to such Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, (ii) neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that such holder is not engaged in, and does not intend to engage in, a distribution of Exchange Notes, and (iii) that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. See "The Exchange Offer -- Procedures for Tendering."

SPECIAL PROCEDURES FOR
 BENEFICIAL OWNERS............  Any beneficial owner whose Original Notes are registered in the name of a broker, dealer,
                                commercial bank, trust
                                company or other nominee and who wishes to
                                tender should contact such registered holder
                                promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "The Exchange Offer--Procedures for Tendering."
GUARANTEED DELIVERY
 PROCEDURES...................  Holders of Original Notes who wish to tender their Original Notes and whose Original Notes are not immediately available or who cannot deliver their Original Notes, the Letter of Transmittal, as the case may be, or any other documents required by such Letter of Transmittal to the Exchange Agent (as defined herein) (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Original Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery Procedures."

UNTENDERED NOTES..............  Following the consummation of the Exchange
                                Offer, Holders of Original Notes eligible to participate but who do not tender their Original Notes will not have any further exchange rights and such Original Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Original Notes could be adversely affected by the Exchange Offer.

CONSEQUENCES OF FAILURE TO
 EXCHANGE.....................  The Original Notes that are not exchanged pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Original Notes may be resold only (i) to the Company, (ii) pursuant to Rule 144A or Rule 144 under the Securities Act or pursuant to some other exemption under the Securities Act, (iii) outside the United States to a foreign person pursuant to the requirements of Rule 904 under the Securities Act, or (iv) pursuant to an effective registration statement under the Securities Act. See "The Exchange Offer-- Consequences of Failure to Exchange."

SHELF REGISTRATION STATEMENT..  In the event that any changes in law or the applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer or upon the request of a Holder of Transfer Restricted Securities (as defined) under certain circumstances the Company has agreed pursuant to the Registration Rights Agreement to register the Original Notes issued by it on a shelf registration statement (the "Shelf Registration Statement") and use its best efforts to cause it to be declared effective by the Commission. The Company has agreed to maintain the effectiveness of the Shelf Registration Statement for, under certain circumstances, at least two years, to cover resales of the Original Notes held by any such holders.

WITHDRAWAL RIGHTS.............  Tenders may be withdrawn at any time prior to
                                5:00 p.m., New York City time, on the
                                Expiration Date.

ACCEPTANCE OF ORIGINAL NOTES
 AND DELIVERY OF EXCHANGE
 NOTES........................  The Company will accept for exchange any and all Original Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

FEDERAL TAX CONSIDERATIONS....  The exchange pursuant to the Exchange Offer will generally not be a taxable event for Federal income tax purposes. See "Certain Federal Income Tax Consequences."

USE OF PROCEEDS...............  There will be no cash proceeds to the Company from the exchange pursuant to the Exchange
                                Offer.

EXCHANGE AGENT................  The Chase Manhattan Bank.

                               THE EXCHANGE NOTES

GENERAL.......................  The form and terms of the Exchange Notes are the same as the form and terms of the
                                respective Original Notes except that (i) the Exchange Notes have been registered under the Securities Act and, therefore, will generally not bear legends restricting the transfer thereof, and (ii) the Holders of Exchange Notes will not be entitled to rights under the Registration Rights Agreement. See "The Exchange Offer." The Exchange Notes will evidence the same debt as the Original Notes and will be entitled to the benefits of the Indenture.

SECURITIES OFFERED............  $100.0 million in aggregate principal amount of
                                10 1/2% Senior Subordinated Notes due 2007.

MATURITY DATE.................  June 15, 2007.


GUARANTEES....................  Omega's payment obligations under the Exchange
                                Notes will be fully, unconditionally and jointly and severally guaranteed on a senior subordinated basis (the "Subsidiary Guarantee") by Omega's Subsidiary. The Subsidiary Guarantee will be subordinated to all Senior Debt of the Guarantor. See "Description of Exchange Notes-- Guarantee."

INTEREST PAYMENT DATES........  June 15 and December 15 of each year, commencing December 15, 1997.

OPTIONAL REDEMPTION...........  Except as described below, the Exchange Notes are not redeemable at Omega's option prior to June 15, 2002.

                                From and after June 15, 2002, the Exchange
                                Notes will be subject to redemption at the option of Omega, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption.

                                In addition, prior to June 15, 2000, up to an aggregate of $35.0 million in aggregate principal amount of Notes will be redeemable at the option of Omega from the net proceeds of public sales of common stock of Omega (or Holdings, to the extent such net proceeds are contributed to Omega as common equity), at a price of 110.5% of the principal amount of the Notes, plus accrued and unpaid interest to the date of redemption; provided that at least $65.0 million in aggregate principal amount of Notes remains outstanding immediately after each such redemption; and provided, further, that the notice of any such redemption shall be mailed within 60 days of the receipt by Omega or Holdings of proceeds from the public offering.


CHANGE OF CONTROL.............  In the event of a Change of Control, Holders of the Exchange Notes will have the right to require Omega to repurchase their Exchange Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of repurchase. There can be no assurance that the Company would have the funds necessary to effect such a purchase if a Change of Control were to occur. In addition, the New Bank Credit Facility prohibits the Company from purchasing any Notes and also provides that certain changes in control would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to purchase the Notes or would attempt to refinance the borrowings that contain such prohibition. The Indenture provides that if the terms of the Senior Debt (as defined herein) restrict or prohibit the repurchase of the Exchange Notes, the Company will either repay all outstanding Senior Debt or obtain the requisite consents under agreements governing Senior Debt to permit repurchase of the Notes. See "Risk Factors -- Payment Upon a Change of Control" and "Description of Exchange Notes -- Repurchase at the Option of Holders.

RANKING.......................  The Exchange Notes will be general, unsecured obligations of the Company, will be
                                subordinated in right of payment to all Senior Debt, will rank pari passu with all senior subordinated debt of the Company and will be senior in right of payment to all existing and future subordinated debt of the Company, if any. The claims of the Holders of the

                                Exchange Notes will be subordinated to the Senior Debt, which, as of November 14, 1997, after giving effect to the Initial Offering, is $40.7 million, all of which is fully secured borrowings under the New Bank Credit Facility. See "Description of Notes -- Subordination."


RESTRICTIVE COVENANTS.........  The Indenture contains certain covenants that will, among other things, limit the ability of Omega and its Subsidiary to incur additional Indebtedness (as defined herein) and issue Disqualified Stock (as defined herein), pay dividends or distributions or make investments or make certain other Restricted Payments (as defined herein), enter into certain transactions with affiliates, dispose of certain assets, incur liens securing pari passu and subordinated indebtedness and engage in mergers and consolidations. See "Description of Exchange Notes--Certain Covenants."

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Exchange Notes.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

  Set forth below are summary historical and pro forma consolidated financial data of the Company and its predecessor. The historical Statement of Income and Balance Sheet Data of the Company for the periods from June 17, 1994 (the date of the acquisition by the Company of its predecessor) to December 28, 1996 have been derived from the Company's audited consolidated financial statements for those periods. The historical Statement of Income and Balance Sheet Data of the predecessor for each of the two years in the period ended December 31, 1993 and for the period from January 1, 1994 through June 16, 1994 have been derived from its audited financial statements for those periods. The historical Statement of Income and Balance Sheet Data for the nine months ended September 27, 1997 and September 28, 1996 have been derived from the unaudited consolidated financial statements for those periods and, in the opinion of management, include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of said information. The information presented below should be read in conjunction with "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this Offering Circular.

                         PREDECESSOR(1)
                   ----------------------------
                     YEAR ENDED
                    DECEMBER 31,       PERIOD
                   ----------------     FROM
                                     JANUARY 1,
                                      1994 TO
                                      JUNE 16,
                    1992     1993       1994
                   -------  -------  ----------

STATEMENT OF INCOME DATA:
Net sales........  $40,332  $47,637   $24,917
Cost of goods
 sold............   26,762   32,495    17,564
                   -------  -------   -------
Gross profit.....   13,570   15,142     7,353
Selling, general
 and
 administrative
 expenses........    4,097    4,949     5,235(7)
Amortization of
 goodwill........      --       --        --
                   -------  -------   -------
Operating income.    9,473   10,193     2,118
Interest expense.     (192)     (60)      (22)
Interest and
 dividend income.      271      155       --
                   -------  -------   -------
Income before
 income taxes and
 extraordinary
 item............    9,552   10,288     2,096
Income tax
 expense ........      --       --        --
                   -------  -------   -------
Income (loss)
 before
 extraordinary
 item............    9,552   10,288     2,096
Extraordinary
 loss on debt
 refinancing(5)..      --       --        --
                   -------  -------   -------
Net income
 (loss)..........  $ 9,552  $10,288   $ 2,096(7)
                   =======  =======   =======
Ratio of earnings
 to fixed
 charges(6)......     27.7x    35.8x     14.3x
OTHER DATA:
EBITDA(7)(8).....  $10,289  $11,149   $ 2,643
EBITDA margin(8).     25.5%    23.4%     10.6%
Gross margin.....     33.6%    31.8%     29.5%
Capital
 expenditures....  $ 1,398  $ 1,557   $ 1,727
Depreciation and
 amortization....      858      971       538
Net cash provided
 (used) by:
 Operating
 activities......   10,061   10,658     3,635
 Investing
 activities......      979   (1,575)   (1,727)
 Financing
  activities.....  (10,123) (11,193)   (2,134)
Ratio of EBITDA
 to interest
 expense.........
Number of active
 selling
 locations (at
 end of year)(9)
 ................             1,441


                                                          THE COMPANY(1)
                     ------------------------------------------------------------------------------------------
                                           YEAR ENDED                            NINE MONTHS ENDED
                      PERIOD   ------------------------------------ -------------------------------------------
                       FROM
                     JUNE 17,                          PRO FORMA                                   PRO FORMA
                     1994 TO                          DECEMBER 28,   SEPTEMBER     SEPTEMBER       SEPTEMBER
                     DECEMBER   DECEMBER   DECEMBER       1996       28, 1996       27, 1997        27, 1997
                     31, 1994  30, 1995(2) 28, 1996  (UNAUDITED)(3) (UNAUDITED)   (UNAUDITED)    (UNAUDITED)(3)
                     --------  ----------- --------  -------------- ----------- ---------------- --------------
                      (IN THOUSANDS, EXCEPT RATIOS AND STATISTICAL DATA)
STATEMENT OF INCOME DATA:
Net sales........   $33,893     $97,958   $136,225     $136,225     $101,965       $115,313        $115,313
Cost of goods
 sold............    22,485      72,690     97,287       97,287       73,000         83,657          83,657
                    -------     -------   --------     --------     --------       --------        --------
Gross profit.....    11,408      25,268     38,938       38,938       28,965         31,656          31,656
Selling, general
 and
 administrative
 expenses........     3,708      10,964     15,309       15,309       11,445         17,852(4)       17,852
Amortization of
 goodwill........       519       1,163      1,332        1,332          996          1,041           1,041
                    -------     -------   --------     --------     --------       --------        --------
Operating income.     7,181      13,141     22,297       22,297       16,525         12,763          12,763
Interest expense.    (4,123)     (9,701)   (10,441)     (15,220)      (7,894)       (12,616)        (11,403)
Interest and
 dividend income.       --          --         --           --           --             --              --
                    -------     -------   --------     --------     --------       --------        --------
Income before
 income taxes and
 extraordinary
 item............     3,058       3,440     11,856        7,077        8,631            147           1,360
Income tax
 expense ........     1,110       1,360      4,700        2,812        3,392            390             869
                    -------     -------   --------     --------     --------       --------        --------
Income (loss)
 before
 extraordinary
 item............     1,948       2,080      7,156        4,071        5,239           (243)            491
Extraordinary
 loss on debt
 refinancing(5)..       --          --         --           --           --            (947)            --
                    -------     -------   --------     --------     --------       --------        --------
Net income
 (loss)..........   $ 1,948     $ 2,080   $  7,156     $  4,265     $  5,239       $ (1,190)(4)    $    491
                    =======     =======   ========     ========     ========       ========        ========
Ratio of earnings
 to fixed
 charges(6)......       1.7x        1.3x       2.1x         1.5x         2.0x           1.0x            1.1x
OTHER DATA:
EBITDA(7)(8).....   $ 7,993     $15,500   $ 25,527     $ 25,527     $ 18,845       $ 20,811        $ 20,811
EBITDA margin(8).      23.6%       15.8%      18.7%        18.7%        18.5%          18.0%           18.0%
Gross margin.....      33.7%       25.8%      28.6%        28.6%        28.4%          27.5%           27.5%
Capital
 expenditures....   $ 2,565     $ 3,045   $  1,421     $  1,421     $    836       $  2,116        $  2,116
Depreciation and
 amortization....       964       2,781      3,731        3,731        2,738          3,001           3,001
Net cash provided
 (used) by:
 Operating
 activities......     6,088       9,077     13,262       10,371       11,876           (204)            530
 Investing
 activities......   (58,598)    (33,175)    (2,181)      (2,181)      (1,586)        (5,397)         (5,397)
 Financing
  activities.....    52,510      24,103    (11,083)     (11,083)     (10,292)         5,602           5,602
Ratio of EBITDA
 to interest
 expense.........       1.9x        1.6x       2.4x         1.7x         2.4x           1.7x            1.8x
Number of active
 selling
 locations (at
 end of year)(9)
 ................     1,564       1,624      2,042

                                                                                                             AT SEPTEMBER 27,
                                                                                                                   1997
                                                                                                             ----------------
                                                                                                                  ACTUAL
                                                                                                             ----------------
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital......................................................................................            $ 10,037
Total assets.........................................................................................             115,736
Long-term debt, including current portion............................................................             145,445
Stockholder's equity (deficit).......................................................................             (47,333)

(1) The Company commenced operations on June 17, 1994, upon acquiring its predecessor, Omega Cabinets, Ltd.
(2) In May 1995, the Company acquired the operating assets of HomeCrest Corporation in a transaction accounted for as a purchase.
(3) The Pro Forma Statement of Income Data and Other Data gives effect to the Transactions and the Initial Offering as though these transactions had occurred on December 31, 1995. The pro forma adjustments as applied to the respective historical consolidated financial information of the Company reflect and account for the OMC Merger as a recapitalization. Accordingly, the historical basis of the Company's assets and liabilities has not been effected by the Transactions and the Initial Offering.

(4) The loss reported for the nine months ended September 27, 1997 includes non-cash expenses relating to stock option and warrant grants of $5,481 (before related income tax benefit of $1,972) included in selling, general and administrative expenses.
(5) As a result of the Transactions and related refinancing, in June 1997 the Company wrote off existing unamortized deferred financing costs of $1,554, resulting in an extraordinary loss of $947 (net of a related income tax benefit of $607).

(6) For purposes of calculating the ratio, earnings consist of income or loss before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs, and 25% of the rent expense from operating leases which management believes is a reasonable approximation of the interest factor included in the rent.

(7) EBITDA represents income from operations before interest expense (including amortization of deferred financing costs), income taxes, depreciation, amortization of goodwill and non-cash stock option and warrant expense. A non-cash expense of $5,481 relating to stock option and warrant grants was incurred in the nine months ended September 27, 1997. EBITDA is presented because it is a widely accepted financial indicator of a leveraged company's ability to service and/or incur indebtedness and because management believes that EBITDA is a relevant measure of the Company's ability to generate cash without regard to the Company's capital structure or working capital needs. EBITDA as presented may not be comparable to similarly titled measures used by other companies, depending upon the non-cash charges included. When evaluating EBITDA, investors should consider that EBITDA (i) should not be considered in isolation but together with other factors which may influence operating and investing activities, such as changes in operating assets and liabilities and purchases of property and equipment, (ii) is not a measure of performance calculated in accordance with generally accepted accounting principles, (iii) should not be construed as an alternative or substitute for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows and (iv) should not be used as an indicator of the Company's operating performance or as a measure of its liquidity. See Note 6 to "Selected Historical Consolidated Financial Data."

(8) In the predecessor period from January 1, 1994 to June 16, 1994, net income, EBITDA and EBITDA margin were adversely affected due to special employee bonuses totaling $2,231 which were paid in connection with the sale of the predecessor. Excluding the effect of such bonuses, EBITDA and EBITDA margin would have been $4,874 and 19.6%, respectively.

(9) Active selling locations represent customer locations which have purchased over five hundred dollars of product in the prior year. No data is available with respect to active selling locations on December 31, 1992, September 28, 1996 or September 27, 1997, respectively.

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors in addition to the other information set forth in this Prospectus before making an investment in the Exchange Notes offered hereby. This Prospectus contains certain forward looking statements within the meaning of Section 27A of the Securities Act. Actual results could differ materially from those projected in the forward looking statements as a result of certain factors and uncertainties set forth below and elsewhere in this Prospectus.

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS

  As a result of the Transactions and the Offering, the Company will be highly leveraged. As of September 27, 1997, the Company's indebtedness was approximately $145.5 million and its deficit in stockholder's equity was $47.3 million. After giving pro forma effect to the Transactions and the Initial Offering, the Company's ratio of earnings to fixed charges for fiscal 1996 would have been 1.5 to 1 and for the nine month period ended September 27, 1997, would have been 1.1x. In addition, subject to the restrictions in the New Bank Credit Facility, the Company may incur additional indebtedness from time to time.

  The level of the Company's indebtedness could have important consequences to Holders of the Notes, including, but not limited to, (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on the Notes and up to $120 million which may be borrowed under the New Bank Credit Facility and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and economic conditions generally; (iv) certain of the Company's borrowings are at variable rates of interest, and a substantial increase in interest rates could adversely affect the Company's ability to meet its debt service obligations; and (v) borrowings under the New Bank Credit Facility will become due prior to the time the Notes will become due, which may adversely affect the ability of the Company to pay principal and interest when due on the Notes. In addition, the Indenture and the New Bank Credit Facility will contain financial and other restrictive covenants that will limit the ability of the Company to, among other things, borrow additional funds. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. In addition, the degree to which the Company is leveraged and the terms of agreements governing Senior Debt could prevent it from repurchasing all of the Notes tendered to it upon the occurrence of a Change of Control. As of November 14, 1997 the Company had approximately $15.5 million in additional borrowing capacity under the Revolving Facility. See "Description of Exchange Notes -- Repurchase at the Option of Holders -- Change of Control" and "Description of New Bank Credit Facility."

  The Company's ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, its indebtedness (including the Notes), or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Based upon the current level of operations, management believes that cash flow from operations and available cash, together with available borrowings under the New Bank Credit Facility, will be adequate to meet the Company's anticipated future requirements for working capital, budgeted capital expenditures and scheduled payments of principal and interest on its indebtedness, including the Notes, for the next several years. The Company is permitted under the Indenture to increase the amounts currently available for borrowing under the New Bank Credit Facility. The Company may, however, need to refinance all or a portion of the principal of the Notes on or prior to maturity. There can be no assurance that the

Company's business will generate sufficient cash flow from operations or that future borrowings will be available under the New Bank Credit Facility in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or make anticipated capital expenditures or acquisitions. In addition, there can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms, or at all.

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

  The Indenture will restrict, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. In addition, the New Bank Credit Facility contains other and more restrictive covenants and prohibits the Company from prepaying its other indebtedness (including the Notes). See "Description of Exchange Notes -- Certain Covenants" and "Description of New Bank Credit Facility." The New Bank Credit Facility requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the New Bank Credit Facility and/or the Indenture. Upon the occurrence of an event of default under the New Bank Credit Facility, the lenders could elect to declare all amounts outstanding under the New Bank Credit Facility, together with accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. If the lenders under the New Bank Credit Facility accelerate the payment of the indebtedness, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. Substantially all of the assets of Omega and its subsidiary are pledged as security under the New Bank Credit Facility. See "Description of New Bank Credit Facility."

SUBORDINATION

  The Notes will be subordinated in right of payment to all existing and future Senior Debt, including the principal of (and premium, if any) and interest on and all other amounts due on or payable in connection with Senior Debt. As of November 14, 1997, there was outstanding approximately $40.7 million of Senior Debt, all of which was fully secured borrowings under the New Bank Credit Facility. Amounts available for borrowing under the New Bank Credit Facility are permitted by the terms of the Indenture to be increased up to $120.0 million. By reason of such subordination, in the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of the Company or upon a default in payment with respect to, or the acceleration of, any Senior Debt, the holders of such Senior Debt and any other creditors who are holders of Senior Debt, holders of Senior Debt of Guarantors and creditors of subsidiaries that are not Guarantors must be paid in full before the Holders of the Notes may be paid. If the Company incurs any additional pari passu debt, the holders of such debt would be entitled to share ratably with the Holders of the Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of the Company. This may have the effect of reducing the amount of proceeds paid to Holders of the Notes. In addition, certain holders of Senior Debt may prevent cash payments with respect to the principal of (and premium if any) or interest on the Notes for a period of up to 180 days following a non-payment default with respect to Senior Debt. In addition, the Indenture permits the subsidiaries of the Company to incur debt under certain circumstances. Any such debt incurred by a subsidiary of the Company that is not a Guarantor would be structurally senior to the Notes. See "Description of Notes."

INDUSTRY CONDITIONS AND CYCLICALITY

  The markets for the Company's cabinetry products are cyclical and are affected by the same economic factors that affect the remodeling and housing industries in general, including the availability of credit, changes in interest rates, market demand and general economic conditions, all of which are beyond the Company's control. Any deterioration in these markets could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

COST OF LUMBER

  The Company's results of operations are affected significantly by fluctuations in the market prices of hardwood lumber, which represent approximately 20% of the total cost of goods sold by the Company. The Company buys its hardwood supplies at market-based prices from numerous independent sawmill operators. The cost of hardwood lumber is subject to fluctuation and is affected by levels of supply as well as development in the timber cutting industry. Significant increases in the price of lumber would increase the cost of goods sold. Unless the Company was able to increase the prices of its products, such price increases could have a materially adverse affect on the Company's results of operation.

COMPETITION

  The Company is engaged in a highly fragmented and competitive industry. The Company competes with many local, regional and national cabinetry manufacturing companies in the markets that it serves. Some of the Company's principal competitors are less highly-leveraged than the Company and may have greater financial and operating flexibility. See "Business -- Competition."

PAYMENT UPON A CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each Holder of Exchange Notes may require the Company to repurchase all or a portion of such Holder's Notes at 101% of the principal amount of the Notes together with accrued and unpaid interest and Liquidation Damages, if any, to the date of repurchase. See "Description of Exchange Notes -- Repurchase at the Option of Holders --
 Change of Control" for the definition of "Change of Control." There can be no assurance that the Company would have the funds necessary to effect such a purchase if such an event were to occur. In addition, the New Bank Credit Facility prohibits the Company from purchasing any Notes and also provides that certain changes in control of the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to purchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. See "Description of Exchange Notes -- Repurchase at the Option of Holders --
 Change of Control."

DEPENDENCE ON KEY MANAGEMENT

  The Company's success will continue to depend to a significant extent on its executive and other key management personnel. Although the Company has entered into employment agreements with certain of its executive officers, there can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified management in the future. In addition, the success of certain of the acquisitions contemplated by the Company may depend, in part, on the Company's ability to retain management personnel of the acquired companies.

CONTROLLING STOCKHOLDER

  MLA III owns in excess of a majority of the outstanding voting stock of Holdings, the sole stockholder of the Company. By virtue of such ownership, MLA III has the power to control all matters submitted to stockholders of Holdings and to elect all directors of Holdings and its subsidiaries, including the Company. See "Principal Stockholders."

FRAUDULENT CONVEYANCE LAW

  In the event of a bankruptcy, reorganization or rehabilitation case or similar proceeding relating to, or a lawsuit by or on behalf of unpaid creditors of the Company, a court may review the Initial Offering under relevant federal and state fraudulent conveyance law (the "fraudulent conveyance statutes"). Generally, if a court were to find either (a) that the Company entered into the Initial Offering with the intent ("fraudulent intent"), which in certain circumstances may be presumed, of hindering, delaying or defrauding its current or future creditors or (b) that, after giving effect to the Initial Offering, the Company both (i) received (or was deemed to have received under applicable law) less than reasonably equivalent value or fair consideration for or in connection with the transfer of property or obligations incurred as part of the Initial Offering and (ii) (A) was insolvent on the date such transfer was made or such obligations were incurred or was rendered insolvent as a result of such transfer or obligations, (B) was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital or (C) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured (as all of the foregoing terms are defined in or interpreted under the fraudulent conveyance statutes) (the circumstances that meet the requirements of this clause (b) are referred to herein as "constructive fraud"), such court could, under certain fraudulent conveyance statutes and subject to applicable statutes of limitation, take action detrimental to the holders of the Exchange Notes, or to the Company, including, under certain circumstances, setting aside or subordinating to trade or other creditors any of the obligations with respect to the Exchange Notes, or setting aside any transfer of property pursuant thereto by the Company.

  A legal challenge of the Subsidiary Guarantee on fraudulent conveyance grounds could, among other things, focus on the benefits, if any, realized by the Guarantor as a result of the issuance by Omega of the Notes. To the extent that the Subsidiary Guarantee were held to be unenforceable as a fraudulent conveyance for any reason, the holders of the Notes would cease to have any direct claim in respect of the Guarantor and would be solely creditors of Omega. In the event the Subsidiary Guarantee were held to be subordinated, the claims of the holders of the Notes would be subordinated to claims of other creditors of the Guarantor.

  The measure of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction that is being applied. Generally, however, a debtor would be considered insolvent if the sum of all its liabilities, including contingent liabilities, were greater than the fair saleable value of the debtor's assets at a fair valuation, or if the present fair saleable value of the debtor's assets were less than the amount required to repay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and matured. There can be no assurance as to what standard a court would apply in order to make such determination.

  The Company believes (i) that it did not enter into the Initial Offering with fraudulent intent, (ii) that circumstances constituting constructive fraud will not have arisen with respect to the Company as a result of, and after giving effect to, the Initial Offering and (iii) that, accordingly, the property transferred to the Company as part of the Initial Offering and the obligations of the Company with respect to the Exchange Notes would not be subject to such detrimental action. These beliefs are based on the Company's operating history and analysis of internal cash flow projections and estimated values of assets and liabilities of the Company and the Guarantor at the time of the Initial Offering. Since each of the components of the question of whether the incurrence of the debt represented by the Notes or any Guarantee constitutes a fraudulent conveyance is inherently fact-based and fact-specific, there can be no assurance that a court passing on such questions would agree with the Company.

LACK OF PUBLIC MARKET FOR THE NOTES; RESTRICTIONS ON RESALE

  The Exchange Notes are new securities for which there currently is no market. Although the Initial Purchasers have informed the Company that they intend to make a market in the Exchange Notes, they are not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. The Exchange Notes are expected to be eligible for trading by qualified buyers in the PORTAL market. The Company does not intend to apply for listing of the Exchange Notes, on any securities exchange or for quotation through the Nasdaq National Market.

  The liquidity of, and trading market for, the Exchange Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

                              RECENT DEVELOPMENTS

  On or about April 28, 1997, Holdings and Holdings' stockholders entered into a recapitalization agreement (as amended to date, the "Merger Agreement") with Omega Merger Corp. ("OMC") which provided for a merger (the "Merger") of OMC with and into Holdings, and a recapitalization (the "Recapitalization") of Holdings, with Holdings as the surviving corporation. OMC had no operations and was incorporated on April 24, 1997 in Delaware, solely for the purpose of effecting a statutory merger with Holdings. No cash was contributed to capitalize OMC.

  One June 13, 1997, the Merger of OMC into Holdings was consummated. Immediately thereafter, the following transactions occurred (together with the Merger, the "Transactions"):

    (i) Mezzanine Lending Associates III, L.P. ("MLA III"), an investment fund managed by Butler Capital Corporation ("BCC"), purchased shares of capital stock of Holdings that represented 88.4% of Holdings for $61.9 million;

    (ii) management and the Company's founder converted Class A common stock shares in Holdings to common stock in Holdings, such common stock shares representing approximately 6.1% and 5.0%, respectively, or an aggregate of approximately 11.1% of the outstanding shares of Holdings;

    (iii) new management purchased additional shares representing 0.5% of the outstanding shares of Holdings;

    (iv) Holdings and its subsidiaries, including Omega, entered into a credit agreement with First Bank National Association as lender and as agent (the "New Bank Credit Facility") providing for a syndicated senior secured term loan facility of up to $40.0 million (the "Term Facility") and a syndicated senior secured revolving credit facility of up to $20.0 million (the "Revolving Facility");

    (v) West Street Fund I, L.L.C. and an affiliate of Citicorp Securities, Inc. provided bridge loans (the "Bridge Loans") to the Company in the aggregate principal amount of $90.0 million and Holdings issued an 11% junior subordinated note to MLA III in the principal amount of $10.0 million (the "Junior Subordinated Note");

    (vi) Holdings redeemed shares of Class A and Class B common stock from certain stockholders and optionholders of Holdings, and such stockholders and optionholders received an aggregate amount of cash from Holdings equal to approximately $109.3 million, which is subject to a post-closing adjustment;

    (vii) Holdings issued a contingent promissory note to the selling stockholders in the principal amount of $3.0 million (the "Contingent Note"), which is secured by a standby letter of credit and which is payable on March 31, 1998, subject to offset and reduction to satisfy certain indemnification obligations of the sellers under the Merger Agreement;

    (viii) approximately $89.3 million of debt of Holdings and its subsidiaries was repaid.

                                   DOLLARS
                                      IN
     SOURCES:                      MILLIONS
     --------                      --------
     New Bank Credit Facility:
        Revolving Facility(1)       $ 11.4
        Term Facility(2)              36.8
     Equity Investment by MLA III     61.9
     Bridge Loans                     90.0
     Junior Subordinated Note         10.0
                                    ------
        Total Sources               $210.1
                                    ======

     USES:
     Payments in respect of outstanding common stock
      and stock options from existing shareholders    $109.3
     Repayment of Existing Indebtedness                 89.3
     Transaction Fees and Expenses(3)                   11.5
                                                      ------
        Total Uses                                    $210.1
                                                      ======

--------

(1) As of November 14, 1997, the Company had availability of $15.5 million under the Revolving Facility.

(2) As of November 14, 1997, the Company had $36.2 million outstanding under the Term Facility.

(3) Includes placement fees, advisory fees, fees paid in connection with the New Bank Credit Facility, the Bridge Loan and the Notes and legal, accounting and other professional fees.

  On July 24, 1997, the Company consummated the sale of the Original Notes in a transaction exempt from the registration requirements of the Securities Act (the "Initial Offering"). Concurrently with the Initial Offering, the Company used the net proceeds from the Initial Offering, cash from operations and borrowings under the Revolving Facility to repay the indebtedness represented by the Bridge Loans and the Junior Subordinated Note, and interest thereon, and to pay certain related expenses. In connection with the Initial Offering, the Company entered into the Registration Rights Agreement with the Initial Purchasers pursuant to which it agreed to register the Exchange Notes under the Securities Act and offer them in exchange for the Original Notes. See "Recent Developments," "Use of Proceeds," "Description of New Bank Credit Facility," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  On October 1, 1997, HomeCrest, a wholly-owned subsidiary of the Company, was merged with and into the Company (the "HomeCrest Merger") with the Company as the surviving organization.

  The Company's principal executive offices are located at 1205 Peters Drive, Waterloo, Iowa 50703, and its telephone number is (319) 235-5700.

                                USE OF PROCEEDS

  The Company will receive no proceeds from the issuance of the Exchange
Notes.

  The gross proceeds of $100.0 million from the issuance of the Original Notes, cash from operations and borrowings under the Revolving Facility were used to repay the Bridge Loans and the Junior Subordinated Note and interest thereon, and to pay certain fees and expenses in connection with the Initial Offering. The Bridge Loans and the Junior Subordinated Note were incurred to finance, in part, the consideration paid to selling shareholders in the OMC Merger.

                                CAPITALIZATION

  The following table sets forth the historical consolidated capitalization of the Company as of September 27, 1997 and the as adjusted consolidated capitalization as of such date after giving effect to the Exchange Offer. This table should be read in conjunction with the "Unaudited Pro Forma Condensed Consolidated Financial Data" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                          AS
                                                                       ADJUSTED
                                                                       FOR THE
                                                                       EXCHANGE
                                                            HISTORICAL  OFFER
                                                            ---------- --------
                                                              (IN THOUSANDS)
  Long-term debt, including current portion:
    New Bank Credit Facility
      Term Facility(1).....................................  $ 36,195  $ 36,195
      Revolving Facility...................................     6,250     6,250
    Original Notes.........................................   100,000       --
    Exchange Notes.........................................       --    100,000
    Contingent Note(1).....................................     3,000     3,000
                                                             --------  --------
  Total long-term debt, including current portion..........   145,445   145,445
  Total stockholder's equity (deficit)(2)..................   (47,333)  (47,333)
                                                             --------  --------
  Total capitalization.....................................  $ 98,112  $ 98,112
                                                             ========  ========

--------
(1) A standby letter of credit of approximately $3.2 million has been issued under the New Bank Credit Facility to secure the Contingent Note. The amounts shown under the Term Facility excludes $3.2 million which would be borrowed thereunder upon a draw under such standby letter of credit.

(2) Omega has 10,000 authorized shares of Common Stock, of which 1,000 are issued and outstanding and are held by Holdings.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  Set forth below are selected historical consolidated financial data of the Company and its predecessor. The historical Statement of Income and Balance Sheet Data of the Company for the periods from June 17, 1994 (the date of the acquisition by the Company of its predecessor) to December 28, 1996 have been derived from the Company's audited consolidated financial statements for those periods. The historical Statement of Income and Balance Sheet Data of the predecessor for each of the two years in the period ended December 31, 1993 and for the period from January 1, 1994 through June 16, 1994 have been derived from its audited financial statements for those periods. The historical Statement of Income and Balance Sheet Data for the nine months ended September 27, 1997 and September 28, 1996 have been derived from the unaudited consolidated financial statements for those periods and, in the opinion of management, include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of said information. The information presented below should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this Prospectus.

                                PREDECESSOR(1)                                THE COMPANY(1)
                          ----------------------------   -----------------------------------------------------------
                            YEAR ENDED        PERIOD      PERIOD        YEAR ENDED            NINE MONTHS ENDED
                           DECEMBER 31,        FROM        FROM    --------------------  ---------------------------
                          ----------------  JANUARY 1,   JUNE 17,
                                             1994 TO     1994 TO                         SEPTEMBER 28, SEPTEMBER 27,
                                             JUNE 16,    DECEMBER   DECEMBER   DECEMBER      1996          1997
                           1992     1993       1994      31, 1994  30, 1995(2) 28, 1996   (UNAUDITED)   (UNAUDITED)
                          -------  -------  ----------   --------  ----------- --------  ------------- -------------
                                           (IN THOUSANDS, EXCEPT RATIOS AND STATISTICAL DATA)
STATEMENT OF INCOME DATA:
Net sales...............  $40,332  $47,637   $24,917     $33,893    $ 97,958   $136,225    $101,965      $115,313
Cost of goods sold......   26,762   32,495    17,564      22,485      72,690     97,287      73,000        83,657
                          -------  -------   -------     -------    --------   --------    --------      --------
Gross profit............   13,570   15,142     7,353      11,408      25,268     38,938      28,965        31,656
Selling, general and
 administrative
 expenses...............    4,097    4,949     5,235(7)    3,708      10,964     15,309      11,445        17,852(4)
Amortization of
 goodwill...............      --       --        --          519       1,163      1,332         996         1,041
                          -------  -------   -------     -------    --------   --------    --------      --------
Operating income........    9,473   10,193     2,118       7,181      13,141     22,297      16,525        12,763
Interest expense........     (192)     (60)      (22)     (4,123)     (9,701)   (10,441)     (7,894)      (12,616)
Interest and dividend
 income.................      271      155       --          --          --         --          --            --
                          -------  -------   -------     -------    --------   --------    --------      --------
Income (loss) before
 income taxes and
 extraordinary item.....    9,552   10,288     2,096       3,058       3,440     11,856       8,631           147
Income tax expense .....      --       --        --        1,110       1,360      4,700       3,392           390
                          -------  -------   -------     -------    --------   --------    --------      --------
Income before
 extraordinary item.....    9,552   10,288     2,096       1,948       2,080      7,156       5,239          (243)
Extraordinary loss on
 debt refinancing(3)....      --       --        --          --          --         --          --           (947)
                          -------  -------   -------     -------    --------   --------    --------      --------
Net income (loss).......  $ 9,552  $10,288   $ 2,096(7)  $ 1,948    $  2,080   $  7,156    $  5,239      $ (1,190)(4)
                          =======  =======   =======     =======    ========   ========    ========      ========
Ratio of earnings to
 fixed charges(5).......     27.7x    35.8x     14.3x        1.7x        1.3x       2.1x        2.0x          1.0x
OTHER DATA:
EBITDA(6)(7)............  $10,289  $11,149   $ 2,643     $ 7,993    $ 15,500   $ 25,527    $ 18,845      $ 20,811
EBITDA margin(7)........     25.5%    23.4%     10.6%       23.6%       15.8%      18.7%       18.5%         18.0%
Gross margin............     33.6%    31.8%     29.5%       33.7%       25.8%      28.6%       28.4%         27.5%
Capital expenditures....    1,398    1,557     1,727       2,565       3,045      1,421         836         2,116
Depreciation and
 amortization...........      858      971       538         964       2,781      3,731       2,738         3,001
Net cash provided (used)
 by:
 Operating activities...   10,061   10,658     3,635       6,088       9,077     13,262      11,876          (204)
 Investing activities...      979   (1,575)   (1,727)    (58,598)    (33,175)    (2,181)     (1,586)       (5,397)
 Financing activities...  (10,123) (11,193)   (2,134)     52,510      24,103    (11,083)    (10,292)        5,602
Ratio of EBITDA to
 interest expense.......                                     1.9x        1.6x       2.4x        2.4x          1.7x
Number of active
 selling locations
 (at end of year)(8)....             1,441                 1,564       1,624      2,042
BALANCE SHEET DATA (AT
 END OF PERIOD):
Working capital
 (deficit)..............  $ 6,454  $ 4,800               $(4,101)   $ (1,971)  $   (850)   $   (681)     $ 10,037
Total assets............   18,386   16,791                69,434     102,206    103,577     106,021       115,736
Long-term debt,
 including
 current portion........    1,346      290                68,000      92,539     81,636      82,426       145,445
Stockholder's equity
 (deficit)..............   14,420   13,909                (7,084)     (4,354)     2,790         874       (47,333)

(1) The Company commenced operations on June 17, 1994, upon acquiring its predecessor Omega Cabinets, Ltd. The Company has not paid or declared any cash dividends during the periods presented and is restricted in paying cash dividends under the terms of its borrowing agreements.
(2) In May 1995, the Company acquired the operating assets of HomeCrest Corporation in a transaction accounted for as a purchase.
(3) As a result of the Transactions and related refinancing, in June 1997 the Company wrote off existing unamortized deferred financing costs of $1,554, resulting in an extraordinary loss of $947 (net of a related income tax benefit of $607).

(4) The loss reported for the nine months ended September 27, 1997 includes non-cash expenses relating to stock and warrant option grants of $5,481 (before related income tax benefit of $1,972) included in selling, general and administrative expenses.
(5) For purposes of calculating the ratio, earnings consist of income or loss before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs, and 25% of the rent expense from operating leases which management believes is a reasonable approximation of the interest factor included in the rent.

(6) EBITDA represents income from operations before interest expense (including amortization of deferred financing costs), income taxes, depreciation, amortization of goodwill and non-cash stock option and warrant expense. A non-cash expense of $5,481 relating to stock option and warrant grants was incurred in the nine months ended September 27, 1997. EBITDA is presented because it is a widely accepted financial indicator of a leveraged company's ability to service and/or incur indebtedness and because management believes that EBITDA is a relevant measure of the Company's ability to generate cash without regard to the Company's capital structure or working capital needs. EBITDA as presented may not be comparable to similarly titled measures used by other companies, depending upon the non-cash charges included. When evaluating EBITDA, investors should consider that EBITDA (i) should not be considered in isolation but together with other factors which may influence operating and investing activities, such as changes in operating assets and liabilities and purchases of property and equipment, (ii) is not a measure of performance calculated in accordance with generally accepted accounting principles,
    (iii) should not be construed as an alternative or substitute for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows and (iv) should not be used as an indicator of the Company's operating performance or as a measure of its liquidity. The calculations of EBITDA for the indicated periods are as follows (in thousands):

                                PREDECESSOR                                        THE COMPANY
                      -------------------------------- -------------------------------------------------------------------
                        YEAR ENDED                                                                      NINE MONTHS
                        DECEMBER 31                      PERIOD FROM          YEAR ENDED                   ENDED
                      ---------------   PERIOD FROM     JUNE 17, 1994  ------------------------- -------------------------
                                      JANUARY 1, 1994  TO DECEMBER 31, DECEMBER 30, DECEMBER 28, SEPTEMBER 28 SEPTEMBER 27
                       1992    1993   TO JUNE 16, 1994      1994           1995         1996         1996         1997
                      ------- ------- ---------------- --------------- ------------ ------------ ------------ ------------
   Operating income.  $ 9,473 $10,193      $2,118          $7,181        $13,141      $22,297      $16,525      $12,763
   Add:
    Depreciation....      816     956         525             293          1,196        1,841        1,324        1,526
    Amortization of
     goodwill.......      --      --          --              519          1,163        1,332          996        1,041
    Noncash stock
     option and
     warrant expense      --      --          --              --             --            57          --         5,481
                      ------- -------      ------          ------        -------      -------      -------      -------
   EBITDA...........  $10,289 $11,149      $2,643          $7,993        $15,500      $25,527      $18,845      $20,811
                      ======= =======      ======          ======        =======      =======      =======      =======

(7) In the predecessor period from January 1, 1994 to June 16, 1994, net income, EBITDA and EBITDA margin were adversely affected due to special employee bonuses totaling $2,231 which were paid in connection with the sale of the predecessor. Excluding the effect of such bonuses, EBITDA and EBITDA margin would have been $4,874 and 19.6%, respectively.

(8) Active selling locations represent customer locations which have purchased over five hundred dollars of product in the prior year. No data is available with respect to active selling locations on December 31, 1992, September 28, 1996 or September 27, 1997, respectively.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following Unaudited Pro Forma Condensed Consolidated Financial Data are based on the historical consolidated financial statements of the Company included elsewhere in this Prospectus, adjusted to give effect to the pro forma adjustments described in the notes thereto. The Unaudited Pro Forma Condensed Consolidated Statement of Income Data gives effect to the Transactions and the Initial Offering as though each had occurred on December 31, 1995.

  The pro forma adjustments are based upon available data and certain assumptions that the Company management believes are reasonable. The Unaudited Pro Forma Condensed Consolidated Financial Data are not necessarily indicative of the Company's results of operations that might have occurred had the aforementioned transactions been completed as of the dates indicated above and do not purport to represent what the Company's consolidated results of operations might be for any future period or date. The Unaudited Pro Forma Condensed Consolidated Financial Data should be read in conjunction with the Consolidated Financial Statements of the Company and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

  The pro forma adjustments as applied to the respective historical consolidated financial statements of the Company reflect and account for the OMC Merger as a recapitalization. Accordingly, the historical basis of the Company's assets and liabilities has not been affected by the OMC Merger.

  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME DATA FOR THE
                          YEAR ENDED DECEMBER 28, 1996

                          (IN THOUSANDS, EXCEPT RATIO)

                           HISTORICAL COMPANY                 PRO FORMA COMPANY
                             FOR YEAR ENDED      PRO FORMA      FOR YEAR ENDED
                           DECEMBER 28, 1996  ADJUSTMENTS (1) DECEMBER 28, 1996
                           ------------------ --------------- ------------------
Net sales................       $136,225              --           $136,225
Cost of goods sold.......         97,287              --             97,287
                                --------          -------          --------
Gross profit.............         38,938              --             38,938
Selling, general and
 administrative expenses.         15,309              --             15,309
Amortization of goodwill.          1,332              --              1,332
                                --------          -------          --------
Operating income.........         22,297              --             22,297
Interest expense.........         10,441          $ 4,779 (2)        15,220
                                --------          -------          --------
Income before income
 taxes...................         11,856           (4,779)            7,077
Income tax expense.......          4,700           (1,888)(3)         2,812
                                --------          -------          --------
Net income...............       $  7,156          $(2,891)         $  4,265
                                ========          =======          ========
Ratio of earnings to
 fixed charges (5).......            2.1x                               1.5x

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
     STATEMENT OF INCOME DATA FOR THE NINE MONTHS ENDED SEPTEMBER 27, 1997

                          (IN THOUSANDS, EXCEPT RATIO)

                           HISTORICAL COMPANY                 PRO FORMA COMPANY
                              FOR THE NINE                       FOR THE NINE
                              MONTHS ENDED       PRO FORMA       MONTHS ENDED
                           SEPTEMBER 27, 1997 ADJUSTMENTS(1)  SEPTEMBER 27, 1997
                           ------------------ --------------- ------------------
Net sales................       $115,313               --          $115,313
Cost of goods sold.......         83,657               --            83,657
                                --------          -------          --------
Gross profit.............         31,656               --            31,656
Selling, general and
 administrative
 expense.................         17,852               --            17,852
Amortization of goodwill.          1,041               --             1,041
                                --------          -------          --------
Operating income.........         12,763               --            12,763
Interest expense.........         12,616          $(1,213)(2)        11,403
                                --------          -------          --------
Income before income
 taxes...................            147            1,213             1,360
Income tax expense.......            390              479 (3)           869
                                --------          -------          --------
Net income (loss) (4)....       $  (243)          $   734          $    491
                                ========          =======          ========
Ratio of earnings to
 fixed charges (5).......            1.0x                               1.1x

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                     CONSOLIDATED STATEMENT OF INCOME DATA

                                (IN THOUSANDS)

(1) Pro Forma Adjustments include adjustments necessary to complete the Transactions. The OMC Merger has been accounted for as a recapitalization which will have no impact on the historical basis of the Company's assets and liabilities. Certain expenses, which were incurred in connection with the Transactions, have been excluded from the pro forma adjustments, including (i) the write-off of $1,554 of deferred financing costs relating to debt repaid; (ii) $5,570 of fees and expenses incurred in connection with the Transactions; and (iii) $1,960 of income tax benefit relating to such expenses. Such amounts represent non-recurring expenses of which the Company anticipates that approximately $3,004, net of income tax benefit, will be recorded in the Consolidated Statement of Income for the period including or subsequent to the OMC Merger; and $2,160, representing costs related to issuance of new equity capital, will be charged to stockholder's equity.

(2) Represents the incremental amount of interest expense relating to the Transactions and the Initial Offering as follows:

                                                                   NINE MONTHS
                                                      YEAR ENDED      ENDED
                                                     DECEMBER 28, SEPTEMBER 27,
                                                         1996         1997
                                                     ------------ -------------
       Interest expense related to new debt:
         Revolving Facility.........................   $    827     $    620
         Term Facility..............................      3,020        2,265
         Senior Subordinated Notes due 2007.........     10,500        7,875
         Contingent Note............................        180          135
         Amortization of deferred financing costs...        693          508
                                                       --------     --------
       Subtotal.....................................     15,220       11,403
       Less: interest expense relating to debt
        repaid and other non-recurring
        interest expense............................    (10,441)     (12,616)
                                                       --------     --------
       Pro forma adjustment.........................   $  4,779     $ (1,213)
                                                       ========     ========

  Interest expense related to the Revolving Facility is based on an annual average of approximately $9.2 million of borrowings outstanding. Interest expense was calculated using the following assumed average rates: (a) Revolving Facility: 9.0%; (b) Term Facility: 8.2%; (c) Notes: 10.5% and (d) Contingent Note: 6.0%.

  A 0.125% increase or decrease in the assumed interest rates for the New Bank Credit Facility would change the pro forma interest expense by $186. Pro forma net income would change by $113.

  For the year ended December 28, 1996 and for the period of nine months ended September 27, 1997, each $1,000 increase or decrease in the Revolving Facility would change pro forma interest expense $90 and $68, respectively, and pro forma net income would change by $54 and $41, respectively.

(3) Represents the income tax effect of the pro forma adjustments computed using an effective income tax rate of 39.5%.

(4) Historical net income for the nine months ended September 27, 1997 is shown before the effect of an extraordinary loss on debt refinancing of $947.

(5) For purposes of computing the ratio, earnings consist of income or loss before income taxes plus fixed charges, fixed charges consist of interest expense, amortization of deferred financing costs and 25% of the rent expense from operating leases which the Company believes is a reasonable approximation of the interest factor included in the rent.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following is management's discussion and analysis of the financial condition and results of operations of the Company for the nine months ended September 27, 1997 and September 28, 1996 and the fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994. This discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the sections entitled "Selected Historical Consolidated Financial Data" and the Consolidated Financial Statements of the Company and its predecessor and the notes thereto included elsewhere in this Prospectus.

GENERAL

  The Company's business is affected by the same general regional and national economic factors which affect the remodeling and housing industries, including the availability of credit, changes in interest rates, market demand, demographic shifts and overall economic conditions. Management's market research demonstrates that remodeling has historically been less sensitive than new home construction to general economic conditions. Although the Company believes that HomeCrest's results have tended to correlate closely with housing starts, management believes the Company's overall focus on the remodeling market and high-end product lines (custom and semi-custom cabinetry) has allowed it to outpace overall industry growth rates over the past several years. While the average annual price of lumber has fluctuated somewhat over the past several years, the Company has historically been able to pass the major portion of most lumber price increases on to the customer over time.

PREVIOUS ACQUISITIONS

  In June 1994, Omega acquired all of the outstanding common stock of the predecessor to Omega for an aggregate purchase price of approximately $71.1 million. The transaction was accounted for by the purchase method and resulted in goodwill of approximately $43.1 million, which is being amortized over 40 years. In May 1995, Omega acquired HomeCrest for a total purchase price of $29.8 million, which was accounted for by the purchase method and resulted in goodwill of approximately $13.5 million, which is being amortized over 40 years.

MERGER

  Concurrently with the OMC Merger, MLA III purchased stock of Holdings for approximately $61.9 million and loaned Holdings an additional $10.0 million represented by the Junior Subordinated Note, and existing management shareholders and the Company's founder retained approximately 11.1% of common stock with a fair value of approximately $7.8 million in Holdings. In addition, the Company entered into the New Bank Credit Facility. The OMC Merger was accounted for as a recapitalization. As a result, the historical basis of the Company's assets and liabilities was not affected by the OMC Merger.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 27, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 28, 1996

  Net Sales for the first nine months of 1997 ("first nine months of 1997") were $115.3 million compared to $102.0 million for the comparable period in 1996 ("first nine months of 1996"), an increase of 13.1%. Net sales of the Omega lines (custom and semi-custom cabinetry and bath vanities) were $54.2 million for the first nine months of 1997 compared to $51.9 million for the first nine months of 1996, an increase of 4.4%, reflecting an increase in the number of dealer locations and a general price increase in February 1997 of 2.0%. Net sales of stock cabinetry were $61.1 million for the first nine months of 1997 compared to $50.1 million for the first nine months of 1996, a 22.1% increase, as the result of an increase in dealer locations, entry into the manufactured housing channel, and additional product enhancements introduced in mid-1996.

  Gross Profit for the first nine months of 1997 was $31.7 million compared to $29.0 million for the first nine months of 1996, an increase of 9.3%. As a percentage of net sales, gross profit declined to 27.5% in the first nine months of 1997 from 28.4% in the first nine months of 1996 primarily as a result of a larger share of the sales coming from the HomeCrest stock cabinetry lines which carry lower margins, higher costs for maple lumber which is not yet reflected in selling prices, the need to outsource component parts for HomeCrest because of the increased sales levels, and display costs associated with dealer base growth.

  Selling, General and Administrative Expenses for the first nine months of 1997 were $17.9 million compared to $11.4 million for the same period of 1996. The increase of $6.5 million for the first nine months of 1997 over the comparable period of 1996 is primarily attributable to non-cash expense for stock options and warrants of $5.5 million for the first nine months of 1997. Selling, general and administrative expenses without giving effect to this charge would have been $12.4 million compared to $11.4 million for the first nine months of 1996, an increase of 8.8%. For the first nine months of 1997, selling, general and administrative expenses as a percentage of net sales, excluding the non-cash compensation expense referred to above, decreased to 10.7% compared to 11.2% in the first nine months of 1996, primarily due to lower bad debt expense and lower spending on advertising as a percentage of net sales.

  Operating Income for the first nine months of 1997 was $12.7 million, or 11.1% of net sales, compared to $16.5 million, or 16.2% of net sales, for the first nine months of 1996. For the first nine months of 1997, operating income, without giving effect to the non-cash stock option and warrant expense referred to above, was $18.2 million, or 15.8% of net sales, compared to $16.5 million, or 16.2% of net sales, for the first nine months of 1996. The primary reason for this decrease in operating income as a percentage of net sales for the first nine months of 1997 compared to 1996 was the lower gross profit in the first nine months of 1997, as discussed above.

  Interest Expense for the first nine months of 1997 was $12.6 million compared to $7.9 million for the first nine months of 1996, an increase of 59.8%. This increase is due to amortization of Bridge Loan fees and increased borrowings associated with the Transactions.

  Income Taxes for the first nine months of 1997 consisted of an expense of $0.4 million compared to an expense of $3.4 million for the first nine months of 1996.

  Net Income (Loss) for the first nine months of 1997 was a loss of $1.2 million compared to net income of $5.2 million for the first nine months of 1996. The net loss for the first nine months of 1997 was primarily attributable to the extraordinary loss on debt refinancing, amortization of Bridge Loan fees, and the non-cash stock option and warrant expense discussed above. The extraordinary loss on debt refinancing for the first nine months of 1997 was $0.9 million, consisting of a $1.6 million write-off of deferred financing costs associated with the prior long term debt repaid as a result of the Transactions, net of $0.7 million of income tax benefits.

FISCAL 1996 COMPARED TO FISCAL 1995

  Net Sales for fiscal 1996 were $136.2 million compared to $98.0 million in 1995, an increase of 39.1%. Before giving effect to the acquisition of HomeCrest in May 1995, Omega net sales were $69.1 million and $59.6 million in fiscal 1996 and fiscal 1995, respectively, representing an increase of

16.0%. The increase was primarily attributable to the addition of new selling locations in fiscal 1996, maturation of dealer accounts added in fiscal 1995 and growth in the kitchen and bath remodeling industry, reflecting a continued improvement in the economy generally. New locations added in fiscal 1996 included a private label vanity distributor, new locations with Home Depot and Lowe's and 150 kitchen and bath dealers. Accounts added in fiscal 1995 more than doubled their sales with Omega in fiscal 1996, adding $3.0 million of additional revenue. Net sales increased in all three lines of Omega's traditional business (custom and semi-custom cabinetry and bath vanities), with net sales to dealers increasing 12.0%. Net sales at HomeCrest were $64.5 million and $38.1 million in fiscal 1996 and fiscal 1995, respectively. Comparing to a full year, including the pre-acquisition period, net sales at HomeCrest were $64.5 million and $64.1 million in fiscal 1996 and fiscal 1995, respectively, essentially unchanged. During 1996, HomeCrest terminated its relationship with its second largest distributor, which over the years had become only marginally profitable. The termination of this $5.0 million account reduced HomeCrest's net sales in 1996 by $3.5 million but had minimal effect on profitability. To offset this decrease, HomeCrest expanded its distribution into the manufactured housing industry, which accounted for net sales in fiscal 1996 of approximately $1.6 million.

  Gross Profit for fiscal 1996 was $38.9 million compared to $25.3 million for fiscal 1995, an increase of 54.1%. As a percentage of net sales, gross profit improved to 28.6% in fiscal 1996 from 25.8% in fiscal 1995. Before giving effect to the acquisition of HomeCrest in May 1995, gross profit was $23.0 million and $17.8 million in fiscal 1996 and fiscal 1995, respectively, representing an increase of 29.3%. Omega's gross profit as a percentage of net sales increased from 29.9% to 33.3% as a result of improved material yields, negotiated material price reductions, operating efficiencies, improved truck utilization and favorable worker's compensation experience. Gross profit at HomeCrest was $14.7 million and $7.3 million in fiscal 1996 and fiscal 1995, respectively. Comparing to a full year, including the pre-acquisition period, gross profit at HomeCrest was $14.7 million and $12.9 million in the comparable periods of fiscal 1996 and fiscal 1995, respectively, an increase of 13.3%. HomeCrest's gross profit as a percentage of net sales increased from 20.2% to 22.8%, primarily due to negotiated material price reductions, improved scrap performance and operating efficiencies.

  Selling, General and Administrative Expenses for fiscal 1996 were $15.3 million compared to $11.0 million in fiscal 1995, an increase of 39.6%. Before giving effect to the acquisition of HomeCrest in May 1995, selling, general and administrative expenses were $7.9 million and $6.8 million in fiscal 1996 and fiscal 1995, respectively, an increase of 15.1%. This increase is due primarily to commissions and increased support staff to address increased sales levels. As a percentage of net sales, these expenses were 11.2% in both fiscal 1996 and fiscal 1995. Selling, general and administrative expenses at HomeCrest were $7.3 million and $4.1 million in fiscal 1996 and fiscal 1995, respectively. Compared to a full year, including the pre-acquisition period, selling, general and administrative expenses at HomeCrest were $7.3 million and $9.9 million in 1996 and 1995, respectively, a decrease of 26.5%. This decrease was primarily due to reduced executive salaries, as two prior owner/executives of HomeCrest left the business concurrently with the acquisition and were not replaced, and to the closing of distribution facilities in Florida and Indiana.

  Operating Income for fiscal 1996 was $22.3 million compared to $13.1 million for fiscal 1995, an increase of 69.7%. Before giving effect to the acquisition of HomeCrest in May 1995, operating income was $14.2 million and $10.0 million in 1996 and 1995, respectively, an increase of 41.9%. This increase resulted from higher sales and improved manufacturing costs.

  Interest Expense for fiscal 1996 was $10.4 million compared to $9.7 million for fiscal 1995, an increase of 7.6%. Before giving effect to the acquisition of HomeCrest in May 1995, net interest expense was $7.5 million and $7.8 million in fiscal 1996 and fiscal 1995, respectively. The decrease in interest, excluding the effect of the acquisition of HomeCrest, was due to scheduled repayment of the term notes.

  Income Taxes for fiscal 1996 were $4.7 million compared to $1.4 million for fiscal 1995, which reflects approximately the same effective tax rate.

  Net Income for fiscal 1996 was $7.2 million compared to $2.1 million in fiscal 1995. The increase in net income is primarily attributable to increased sales and lower manufacturing costs.

FISCAL 1995 COMPARED TO COMBINED RESULTS FOR FISCAL 1994

  For purposes of the discussion below, fiscal 1994 consists of the combined results of the predecessor company of Omega from January 1, 1994 through June 16, 1994 and of the Company for the period June 17, 1994 through December 31, 1994.

  Net Sales for fiscal 1995 were $98.0 million compared to $58.8 million in fiscal 1994, an increase of 66.6%. Before giving effect to the acquisition of HomeCrest in May 1995, Omega net sales were $59.6 million and $58.8 million in fiscal 1995 and fiscal 1994, respectively, an increase of 1.3%. This increase was attributable to placing business with Lowe's, adding locations with Home Depot, additional product placement with Menards and the addition of new dealer locations. Partly offsetting this increase was the elimination of selected accounts due to credit or performance issues. As a consequence, dealer sales declined 3.5% in 1995. HomeCrest's net sales for the period following the acquisition in May 1995 were $38.1 million.

  Gross Profit for fiscal 1995 was $25.3 million compared to $18.8 million for fiscal 1994, an increase of 34.7%. As a percentage of sales, gross profit decreased to 25.8% in fiscal 1995 from 31.9% in fiscal 1994 primarily as a result of consolidating the lower margin HomeCrest business into Omega. Before giving effect to the acquisition of HomeCrest in May 1995, Omega gross profit was $17.8 million and $18.8 million in 1995 and 1994, respectively, a decrease of 5.1%. The Omega gross profit as a percentage of sales decreased from 31.9% to 29.9%, primarily due to plant reorganization and startup costs associated with implementing a new rough mill and a new finishing system and to revamping the layout of the facility for improved material flow. Aside from the reorganization costs, material costs were favorable as a result of better yields with the new rough mill. HomeCrest's gross profit for the period following the acquisition in May 1995 was $7.3 million.

  Selling, General and Administrative Expenses for fiscal 1995 were $11.0 million compared to $8.9 million in fiscal 1994, an increase of 22.6%. Before giving effect to the acquisition of HomeCrest in May 1995, selling, general and administrative expenses were $6.8 million and $8.9 million in fiscal 1995 and fiscal 1994, respectively, a decrease of 23.6%. This decrease reflects a special employee bonus totaling $2.2 million paid in connection with the sale to Omega in 1994. HomeCrest's selling, general and administrative expenses for the period following the acquisition in May 1995 were $4.1 million.

  Operating Income for fiscal 1995 was $13.1 million compared to $9.3 million for 1994, an increase of 41.3%. Before giving effect to the acquisition of HomeCrest in May 1995, operating income was $10.0 million and $9.3 million in fiscal 1995 and fiscal 1994, respectively, an increase of 7.3%. Operating income in fiscal 1995 was affected by increased costs associated with plant reorganization and start-up costs in 1995. Operating income in 1994 was affected by the special employee bonus referred to above. HomeCrest's operating income for the period following the acquisition in May 1995 was $3.0 million.

  Interest Expense for fiscal 1995 was $9.7 million compared to $4.1 million for fiscal 1994. Before giving effect to the acquisition of HomeCrest in May 1995, net interest expense was $7.8 million and $4.1 million in fiscal 1995 and fiscal 1994, respectively, an increase of 87.7%. The increase in interest expense was primarily due to the borrowings in June 1994 used to support the acquisition of Omega.

  Income Taxes for fiscal 1995 were $1.4 million compared to $1.1 million for fiscal 1994. Since Omega was an S Corporation prior to the acquisition in fiscal 1994, taxes for fiscal 1994 reflect only the post-acquisition period.

  Net Income for fiscal 1995 was $2.1 million compared to $4.0 million for fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary cash needs are working capital, capital expenditures and debt service. The Company has financed these cash requirements primarily through internally generated cash flow and funds borrowed under the Company's credit facilities.

  Net cash used by operating activities for the first nine months of 1997 was $0.2 million compared to net cash provided by operating activities of $11.9 million for the first nine months of 1996, a decrease of $12.1 million. The decrease was primarily due to changes in operating assets and liabilities. The increase in working capital of $8.8 million for the first nine months of 1997 compared to a decrease in working capital of $2.9 million for the first nine months of 1996 was primarily due to changes in accrued interest and taxes related to the Transactions.

  Net cash provided by operating activities for fiscal 1996 was $13.3 million compared to $9.1 million for fiscal 1995. The major component for both years was income before non-cash charges of $12.3 million and $6.4 million for fiscal years 1996 and 1995, respectively, primarily due to increased income from operations as described above. The portion of net cash from operating activities due to changes in working capital was $1.0 million and $2.7 million for fiscal years 1996 and 1995, respectively, due to fluctuations from the mid-year acquisition of HomeCrest in fiscal 1995.

  The Company used cash for investing activities of $5.4 million in the first nine months of 1997 compared to $1.6 million in the comparable period of 1996. During the first nine months of 1997, additional contingent purchase price was paid for the 1994 acquisition of Omega of $3.3 million. The Company used cash for investing activities of $1.4 million and $3.0 million for capital expenditures during fiscal years 1996 and 1995, respectively. The Company has made approximately $2.1 million of capital expenditures through the end of September 1997 and anticipates, based on current requirements, that it will incur an additional $0.6 million of capital expenditures through the end of fiscal 1997.

  Cash provided by financing activities was $5.6 million for the first nine months of 1997 compared to cash used in financing activities of $10.3 million for the first nine months of 1996, reflecting the debt and equity refinancing associated with the Transactions. Prior bank term notes and revolver in the amount of $49.2 million were paid off, along with $32.4 million of subordinated debt and a dividend related to the Transactions of $114.5 million. New debt consisted of the New Bank Credit Facility in the amount of $36.8 million of notes and $6.9 million of revolver, the $100.0 million of Notes, and the $3.0 million Contingent Note. In addition, fees in the amount of $5.9 million were paid in connection with the New Bank Credit Facility and the Notes. Cash used in financing activities during fiscal 1996 consisted primarily of the scheduled repayment of $8.0 million of term notes and a scheduled repayment of a contingent note related to the fiscal 1994 acquisition of Omega in the amount of $2.0 million.

  The Company's ability to make scheduled payments of principal of, or to pay the interest or premium, if any, on, or to refinance, its indebtedness (including the Notes), or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Based upon the current level of operations, management believes that cash flow from operations and available cash, together with available borrowings under the New Bank Credit Facility, will be adequate to meet the Company's anticipated future requirements for working capital, budgeted capital expenditures and scheduled payments of principal and interest on its indebtedness, including the Notes, for the next several years. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available under the New Bank Credit Facility in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or make anticipated capital expenditures.

  As a result of the Transactions, the Company's capital structure has changed substantially. At the closing of the Initial Offering on July 24, 1997, the Company's capital structure consisted of the $100.0 million of Notes and the New Bank Credit Facility, consisting of a $40.0 million Term Facility and a $20.0 million Revolving Facility. The New Bank Credit Facility is permitted by the terms of the Notes to be increased to a total borrowing capacity of $120.0 million. As of November 14, 1997, approximately $36.2 million of the Term Facility and approximately $4.5 million of the Revolving Facility were outstanding. The Company anticipates that it will borrow under the Term Facility to fund its obligations of up to $3.2 million under the Contingent Note. As of November 14, 1997, the Company had additional borrowing availability under the Revolving Facility of approximately $15.5 million. The Term Facility requires quarterly principal payments beginning in September 1997 at approximately $0.6 million per quarter and increasing at each anniversary. Subsequent payments will be approximately $1.0 million, $1.4 million, $1.5 million, $1.9 million, and $2.3 million per quarter during the four-quarter periods beginning in September 1998, 1999, 2000, 2001 and 2002, respectively, with the balance due in the following two quarters. The Revolving Facility will mature in 2002 and has no scheduled interim amortization.

INFLATION

  The Company does not believe that inflation has had a material impact on its results of operations.

COMPUTER SYSTEMS AND YEAR 2000

  The Company is currently developing a plan to insure that its systems and software infrastructure are Year 2000 compliant. The Company expects that the scheduled implementation of all phases of the plan will be completed in mid-year 1999. Given the relatively small size of the Company's systems and the predominately new hardware, software and operating systems, management does not anticipate any significant delays in becoming Year 2000 compliant. However, the Company is unable to control whether its customers' and suppliers' systems are Year 2000 compliant. To the extent that customers would be unable to order product or pay invoices or suppliers would be unable to manufacture and ship product, it could affect the Company's operations.

FORWARD LOOKING STATEMENTS

  When used in this Prospectus, the words "believes," "anticipates" and similar expressions are used to identify forward looking statements. Such statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected. The Company wishes to caution readers that the following important factors, among the factors discussed in "Risk Factors" above and others, in some cases have affected and in the future could affect the Company's actual results and could cause the Company's results for 1997 to differ materially from those expressed in any forward statements made by the Company: (i) economic conditions in the remodeling and housing markets, (ii) availability of credit, (iii) increases in interest rates, (iv) cost of lumber and other raw materials, (v) inability to maintain state-of-the-art manufacturing facilities, (vi) heightened competition, including intensification of price and service competition, the entry of new competitors and the introduction of new products by existing competitors, (vii) inability to capitalize on opportunities presented by industry consolidation, (viii) loss or retirement of key executives and (ix) inability to grow by acquisition of additional cabinetry manufactures or to effectively consolidate operations of businesses acquired.

                                   BUSINESS

  The Company is a leading manufacturer of wood and laminate kitchen cabinetry, bathroom vanities and related accessories. Headquartered in Waterloo, Iowa, the Company produces a wide array of custom, semi-custom and stock kitchen cabinetry and bathroom vanities primarily for use in residential remodeling and, to a lesser extent, in new construction. Both Omega and HomeCrest manufacture their products in state-of-the-art, highly-integrated facilities under the Omega (custom), Dynasty (semi-custom), Embassy (semi-custom), Legend (stock) and HomeCrest (stock) brand names and sell to a broad network of kitchen and bath dealers, home centers, builders/contractors and independent distributors.

COMPANY HISTORY

  Omega was founded in 1977 by Robert J. Bertch. In its early years, Omega principally manufactured bath vanities. In 1984, Omega began manufacturing custom kitchen cabinetry under the Omega Custom brand name. In 1990, Omega introduced a semi-custom kitchen cabinetry line under the Dynasty brand name as a lower price alternative to the Omega Custom line.

  In June 1994, Code, Hennessy & Simmons, Inc. led a group of private investors, including the Company's current senior management team, in the acquisition of Omega from its founder. In May 1995, Omega acquired HomeCrest Corporation, a manufacturer of stock cabinetry under the HomeCrest brand name.

  Pursuant to the OMC Merger, OMC, a company formed by affiliates of BCC, merged with and into Holdings, the sole stockholder of the Company, with Holdings as the surviving entity. Concurrently with the OMC Merger, aggregate consideration of approximately $201.6 million was paid to certain selling stockholders of Holdings, including (i) approximately $89.3 million of debt which was repaid in connection therewith and (ii) the Contingent Note. The merger consideration is subject to a post-closing working capital adjustment. See "Recent Developments."

PRODUCTS

  The Company specializes in manufacturing kitchen cabinetry and bathroom vanities and accessories. The Company offers its customers one of the most extensive product lines in the cabinetry industry and believes that it is one of only two national manufacturers that produces a full line of kitchen cabinetry for all three market price points: custom, semi-custom and stock. The Company's cabinetry is distinguished by its high quality materials, superior finishes and expert construction. The following chart illustrates the Company's fiscal 1996 sales by product line:

                          1996 SALES BY PRODUCT LINE
                             (DOLLARS IN MILLIONS)

      PRODUCT                                                    $    % OF SALES
      -------                                                  ------ ----------
      Custom Cabinetry........................................ $ 11.4     8.4%
      Semi-Custom Cabinetry...................................   41.7    30.6%
      Stock Cabinetry.........................................   67.0    49.2%
      Bath Vanities & Other...................................   16.1    11.8%
                                                               ------   -----
      Total................................................... $136.2   100.0%
                                                               ======   =====

  CUSTOM CABINETRY. The Company manufactures and markets custom kitchen cabinetry under the Omega Custom brand name. Omega Custom cabinets are manufactured to individual customer specifications and are distinguished by their high quality design, premium materials and superior construction. Omega Custom offers the consumer the widest choice of cabinetry configurations, door styles and wood species within the Company's product lines. The Company believes it is one of the few custom cabinetry manufacturers capable of offering national distribution as well as an unlimited choice of finishes through its "custom color match" program. The Company's custom cabinetry is primarily sold to kitchen and bath dealers and is also sold through Home Depot Expo locations.

  SEMI-CUSTOM CABINETRY. The Company manufactures and markets semi-custom kitchen cabinetry under the Dynasty and Embassy brand names. Dimensional modifications of size are available in both the Dynasty and Embassy lines, but not to the extent available with the Omega Custom line. Approximately 36% of Dynasty/Embassy cabinetry sales are produced from oak, with the balance made up of maple (33%), pecan (19%) and cherry (12%). The Dynasty line is sold primarily to kitchen and bath dealers, while the Embassy line is sold primarily through home centers such as Home Depot/Home Depot Expo and Lowe's.

  STOCK CABINETRY. The Company manufactures and markets stock cabinetry under the HomeCrest and Legend brand names. The HomeCrest brand is sold through the HomeCrest distribution network of dealers, builder/contractors and independent distributors. In September 1995, the Company launched its Legend line of stock cabinetry, a line of 100% framed cabinetry that was developed subsequent to the acquisition of HomeCrest in order to cross-sell stock cabinetry through the Omega dealer network. In early 1997, the Company introduced the Legend II product line, which will extend the Legend product line into the market for frameless (i.e., European style) stock cabinetry.

  The Company provides a number of options and option combinations for its stock cabinetry. These options include dovetailed wood drawers, plywood cabinetry side material options (instead of furniture board) and premium drawer slides, which allow for a level of customization even at this lowest price point. The Company manufactures 54 different stock door styles in six types of wood including oak (43%), maple (15%), hickory (8%), ash (6%) and others (11%), as well as white foil on medium-density fiberboard (17%).

  BATHROOM VANITIES AND ACCESSORIES. The Company manufactures and markets bathroom vanities under a variety of brand names, including Classic, Coventry, Hallmark, Lancaster, Monticello, Montrose, Omega Custom, Spectrum, Summit and Sunrise. The Company's vanity line has ten different price points covering the market from value-priced, frameless cabinetry through high-end, furniture quality custom vanities. The Company's vanity line includes the same materials, construction and finishes found in the Company's kitchen cabinetry lines. Vanities are sold to kitchen and bath dealers, home centers and, on a private-label basis, to one distributor.

  NEW/OTHER PRODUCTS. Although the Company manufactures numerous standard wall and base cabinetry sizes, the Company also manufactures various corner cabinets, peninsula cabinets, special wall cabinets, medicine cabinets, special use cabinets, sink bases, appliance cabinets and tall storage cabinets. The Company also manufactures furniture products, such as bookcases, entertainment centers, hutches and desks and offers a line of kitchen and bath-related accessory products.

  In December 1996, the Company began marketing a newly-developed line of all-wood, value-priced home entertainment centers. The Company currently offers this line in five styles. Initial distribution plans include some of the larger selling locations in the Company's distribution network and, potentially, certain furniture and electronics retailers.

  In addition, by the end of 1997 the Company expects to begin offering whole house mouldings through its existing distribution network. These millwork products are used throughout a house as trim for baseboards, ceilings, windows and doors.

MANUFACTURING

  GENERAL. The Company operates three manufacturing facilities, one in Waterloo, Iowa, one in Goshen, Indiana and one in Clinton, Tennessee. Custom and semi-custom kitchen cabinetry and bathroom vanities are manufactured in Waterloo, and stock cabinetry and vanities are manufactured and assembled in Goshen. Finished cabinetry frames and flat panel doors for stock cabinetry are manufactured in Clinton.

  The plants are primarily machining, assembly and finishing operations. Raw materials used by the plants consist of raw, kiln-dried lumber and plywood. At the Waterloo facility, the lumber is cut and moulded in a manner designed to maximize material usage and minimize waste. At the Goshen facility, dimensioned lumber and particle board is supplied by third-party vendors and the Waterloo facility. Prior to assembly, plywood and furniture board is laminated and machined. Panels, shelves, drawers, drawer fronts, floors and back parts are then assembled. Semi-custom and stock cabinetry are finished (sanded, stained, varnished and cured) and then assembled. Custom products are finished after assembly. Hardware is then added, and the final product is inspected, packaged and staged for shipment.

  SUPPLIERS. In 1996, the Company purchased roughly $30 million of lumber and other raw materials from 12 different suppliers, the largest of which represented roughly 22% of such purchases. The Company is not dependent upon any specific supplier for any of its raw materials or component parts. The Company believes that its sources of supply are adequate for its needs. Additionally, the Company recently formed a dedicated materials management team to help monitor and further reduce its materials purchasing costs.

  TRANSPORTATION/FREIGHT. Panther provides trucking and freight services to the Company for its Omega product lines. Panther leases 31 tractors, two trucks and 51 trailers. The Company's stock products are primarily shipped through contract carriers to customers.

SALES AND MARKETING

  The Company sells its products in the United States principally through its network of over 1,660 active kitchen and bath dealer locations, as well as through home centers, builder/contractors and independent distributors. An individual dealer may maintain more than one store location. Active kitchen and bath dealer selling locations are defined by the Company as only those dealer locations which have purchased over $500 of products in the past year. The sales force and distribution network for the Company's Omega product lines is separate and distinct from the stock product lines manufactured by HomeCrest. The following chart illustrates the growth in the Company's active selling locations from 1994 to 1996:

                           ACTIVE SELLING LOCATIONS

                    KITCHEN &
                      BATH                   HOME                                          TOTAL
      YEAR           DEALERS                CENTERS               OTHER(1)               LOCATIONS
      ----          ---------               -------               --------               ---------
      1994            1,327                   235                     2                    1,564
      1995            1,348                   274                     2                    1,624
      1996            1,663                   362                    17                    2,042

     --------
     (1) Includes independent distributors and builders/contractors.

  In 1996, over 80% of the Company's sales were through kitchen and bath dealers. The Company has established strong relationships with its dealers through superior customer service, timely delivery, quality products and competitive pricing. Extensive interviews of kitchen and bath cabinetry dealers indicate that service, timeliness of delivery, and product quality are all more important than price in choosing a cabinetry supplier. Market research indicates that cabinetry manufacturers affect dealer profitability more through service than through price, as dealers can typically pass manufacturers' price increases on to customers. The Company has an on-time, accurate completion record of 95%, which is aided by its newly-implemented bar coding system for tracking work-in-progress and finished goods inventory. This system enables the Company to provide its dealers with rapid order status and product information and options. The Company seeks to establish long-term relationships with quality dealers and has experienced very low dealer turnover rates, creating what management believes is a significant competitive advantage within the industry.

  Kitchen and bath dealers primarily service the remodeling market and provide design consultation services to the consumer. These dealers primarily sell custom and semi-custom products. The Company added 315 new kitchen and bath dealer active selling locations in 1996 and believes that the addition of new dealers is important to future sales growth. It has been the Company's experience that new selling locations generally mature within a 9- to 18-month time period. The Company has focused particularly on adding dealers for its stock products in an effort to increase sales of stock cabinetry into the remodeling market.

  The Company further markets its products through home centers such as Home Depot, Home Depot Expo, Lowe's, Menards and Eagle. The Company has selectively targeted certain national and regional chains to distribute its semi-custom cabinetry and bath vanities. In 1996, the Company grew its home center channel by 32.1% over 1995 by adding 88 new home center locations to its distribution network. In 1996, sales in the home center distribution channel represented approximately 10% of the Company's total net sales.

  The Company also sells products through two independent distributors which accounted for approximately 9.4% of total sales in 1996. In January 1996, the Company established a pilot builder-direct program to sell stock cabinetry to contractors in the Chicago-area market. The builder-direct program is currently supported by one dedicated sales person.

  In early 1996, the Company also began targeting the manufactured housing market and generated $1.6 million in sales in fiscal 1996 from one manufacturer and is currently in discussions with other manufacturers. The Company is uniquely positioned to serve the manufactured housing segment through its Goshen, Indiana stock cabinetry manufacturing facility, which geographically neighbors Elkhart, Indiana, the center of the U.S. manufactured housing industry.

  The Company produces its cabinetry primarily in response to firm orders. By producing products only to order, the Company reduces its inventory risk by lowering its work-in-progress inventory and improving inventory turns, all of which contribute to the Company's low overall working capital requirements. The Company generally ships its custom cabinetry within five weeks of order, its semi-custom cabinetry within four weeks of order and its stock cabinetry within 10 days of order. The Company possesses an on-time, accurate order completion record of over 95% which management believes is among the highest in the industry. Order accuracy and lead times have been enhanced by the implementation of the bar code system.

  The Company maintains separate sales forces for products produced by Omega and HomeCrest consisting of 74 independent sales representatives, five Company-employed salespersons and 30 customer service professionals. The sales force assists the Company's dealers with training, promotions, cabinetry displays and other services. All orders are placed directly with the Company.

FACILITIES/PROPERTIES

  The following are the Company's principal manufacturing facilities and properties:

                                                                        CURRENT
                                                                       ESTIMATED
                                                                       CAPACITY
LOCATION     OWNED/LEASED      PRODUCTS       SQUARE FT.  PRODUCTION  UTILIZATION
--------     ------------      --------       ---------- ------------ -----------
                                                         (UNITS/WEEK)
Waterloo,       Owned     Custom and semi-     366,323      6,450         66%
 Iowa......               custom cabinetry
                          and vanities
Goshen,         Owned
 Indiana...               Stock cabinetry      476,607      15,000        66%
Clinton,        Owned     Finished frames and  200,757        N.A.(1)    N.A.(1)
 Tennessee.               flat panel doors

--------
(1) The Clinton property is a flexible facility currently utilized for the sub-assembly of cabinetry and vanities.

  The Waterloo facility was reorganized in 1995 to optimize operating efficiency and capacity. In addition, in late 1995 and early 1996 the bar code tracking system was installed in the Waterloo facility to improve on-time delivery, reduce lead times and re-work costs and enhance customer service through more accurate order processing and faster responsiveness to customer inquiries.

  The Company believes that its plants and properties are generally very well maintained and in excellent operating condition. While the Company maintains adequate insurance coverage on all of its properties, the loss of those facilities could have an adverse effect on the Company's operations.

EMPLOYEES

  As of August 22, 1997, the Company employed approximately 1,587 people of which 1,275 were involved in manufacturing, 94 in warehousing and distribution and 54 in sales and service. Of such employees, 184 were salaried and 1,403 were hourly. Management considers its employee relations to be good.

INDUSTRY OVERVIEW

  The United States kitchen and bath cabinetry market totaled approximately $6.4 billion in annual sales volume in 1996, according to Specialists in Business Information. Industry expansion has been driven by the increasing popularity of kitchen and bathroom remodeling and a relatively strong market for new home construction. As a result of these trends, growth in the kitchen and bath cabinetry market over the past two decades has outpaced growth in both the overall economy and the domestic building material industry. According to Specialists in Business Information, from 1986 to 1996 kitchen and bath cabinetry sales increased at a 7.2% CAGR, which represents a growth in the total dollar volume of U.S. building material shipments made by manufacturers of kitchen and bath cabinetry from $3.2 billion to $6.4 billion during this same ten-year period.

  According to Wood & Wood Products, 48% of sales in the kitchen and bath cabinetry market in 1996 were driven by residential remodeling, whereas 52% of industry sales were driven by new home construction. Residential remodeling activity is primarily driven by (i) the turnover of existing single-family homes, (ii) the average age of the housing stock, and (iii) lifestyle changes and increased wealth within the "baby-boomer" generation. Cabinetmakers have benefited from the growth in residential remodeling expenditures, which, according to Kitchen & Bath Business, increased by a CAGR of 6.9% between 1988 and 1996. Industry data indicate that consumers undertaking remodeling activity have most frequently looked to the kitchen and bathroom as their primary areas of focus inside the home, and such kitchen and bathroom remodeling typically involves the purchase of new cabinetry.

  The United States kitchen and bath cabinetry industry is highly fragmented with over 4,700 manufacturers. As evidence of ongoing industry consolidation, in 1990 the top twenty-five industry competitors represented 45.1% of total industry sales, whereas in 1996 the top twenty-five competitors represented 50.8% of total industry sales. Management believes this trend toward industry consolidation will continue as larger competitors with broader product offerings and more extensive distribution networks will displace smaller, less-capable competitors.

  The kitchen and bath cabinetry industry consists of three primary price points: custom, semi-custom and stock. Custom cabinetry is made-to-order and is offered in an unlimited choice of design and construction styles, wood species, configurations, finishes and colors. Semi-custom cabinetry is less expensive and is made-to-order from a more limited set of options than custom cabinetry. Stock cabinetry is the least expensive price point and offers the fewest number of styles, wood species and finishes, with choices generally limited to the standard guidelines established by the manufacturer.


  Kitchen cabinetry and bathroom vanities are generally distributed through four separate channels: kitchen and bath dealers, home centers, builders/contractors and independent distributors. Management estimates that there are over 10,000 kitchen and bath dealers in the United States. Dealers are distinguished by their superior levels of customer service, as they primarily sell custom and semi-custom products and generally carry no more than two brands of cabinetry at each price point, generally avoiding any brand sold by home centers. Dealers also generally provide sales and installation of cabinetry to existing home owners and small contractors. This sales and installation process is time intensive and requires significant advance scheduling. In order for dealers to change their primary cabinetry providers, they must incur additional costs to replace displays and retrain installation and purchasing workforce.

  Home centers are the fastest growing distribution channel in the kitchen and bath cabinetry industry, and they typically sell stock cabinetry to the do-it-yourself and contractor markets. Home centers generally have limited installation capabilities and sales forces with limited time available to service customers.

  Home builders primarily purchase stock cabinetry and, depending on their size, will purchase directly through manufacturers, major distributors or local cabinetry dealers.

  Distributors of kitchen and bath cabinetry primarily sell stock cabinetry to builders, contractors and kitchen and bath dealers, and they typically maintain high levels of inventory so that they can deliver large quantities on short notice to customers.

COMPETITION

  According to Wood & Wood Products, in 1996 the Company was the seventh largest producer of kitchen and bath cabinetry, as measured by gross sales. The cabinetry industry is mature, competitive, regional and fragmented, with approximately 4,734 manufacturers, many of which are small and compete primarily on a local or regional basis. According to Kitchen & Bath Business, the average annual sales per producer is only $2.2 million. There are relatively low capital requirements for cabinetry assembly, and therefore it is relatively easy for small competitors to enter the industry.

  Despite the relatively low barriers to entry facing small potential industry entrants, ongoing consolidation is occurring due to customer demands for shorter lead times and product innovation and the need for manufacturers to invest in automation and technology. Such consolidation is making it more difficult for smaller players to compete with larger, more integrated manufacturers on a cost-effective basis. Management therefore believes that its principal competitors include only those cabinetry manufacturers with strong dealer networks and adequate capital supplies to invest in technology and develop the economies of scale in manufacturing and purchasing required to deliver the important combination of service, product quality and competitive pricing demanded by customers.

  Key competitive factors in the cabinetry industry include product quality, customer service, speed of delivery, value and price. The cabinetry industry is subject to price competition, especially in the stock cabinetry price point of the market. The Company believes that it competes favorably with other manufacturers due to the breadth of its product offerings, its production capacity and its delivery and service. Some of the Company's competitors, however, are larger and have greater financial resources than the Company.

ENVIRONMENTAL MATTERS

  The Company's operations are subject to extensive federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. Permits are required for certain of the Company's operations, and these permits are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations may result in the payment of fines or the entry of injunctions, or both. The Company does not believe it will be required under existing environmental laws and enforcement policies to expend amounts that will have a material adverse effect on its results of operations or financial condition. At present, the Company has no plans to make capital expenditures for environmental control facilities for fiscal year 1997, 1998 or thereafter. The requirements of such laws and enforcement policies, however, have generally become stricter in recent years. Accordingly, the Company is unable to predict the ultimate cost of compliance with environmental laws and enforcement policies.

LEGAL PROCEEDINGS

  The Company is a party to various legal actions arising in the ordinary course of its business. The Company believes that the resolution of these legal actions will not have a material adverse effect on the Company's financial position or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the Company's directors and executive officers, including their respective ages as of October 31, 1997.

NAME                           AGE POSITION
----                           --- --------
Henry P. Key..................  56 Director, President, Chief Executive Officer,
                                   Omega and Panther
Lance E. Erlick...............  46 Vice President, Treasurer, Chief Financial
                                   Officer, Omega and Panther
Robert L. Moran...............  43 Vice President, Operations, Omega and Panther
Henry T. Wellnitz.............  47 Vice President, Sales & Marketing, Omega and
                                   Panther
John A. Goebel, Jr. ..........  53 President, HomeCrest
Michael Hagan.................  45 Vice President, Administration, HomeCrest
Thomas Schmidt................  44 Vice President, Marketing, HomeCrest
Douglas J. Conley.............  40 Vice President, Manufacturing, HomeCrest
Robert J. Bertch..............  51 Director, Omega and Panther
Gilbert Butler................  60 Director, Omega and Panther
Donald E. Cihak...............  49 Director, Omega and Panther
Costa Littas..................  41 Director, Omega and Panther

  Henry P. Key has served as a director of Omega and has been Chief Executive Officer of Omega since October 1994. Mr. Key has executive management responsibility for all functional areas of Omega, including finance, operations, strategic planning, sales and marketing, management information systems, quality control and human resources. Mr. Key is also a director of Holdings, Omega's sole stockholder, and Panther. Mr. Key currently serves as President and Chief Executive Officer of Holdings and President and Chief Executive Officer of Panther. From October 1988 to July 1994, Mr. Key was employed as President and Chief Executive Officer of Pioneer Screw & Nut Co., a manufacturer of specialty fasteners for automotive applications, in Elk Grove, Illinois. Mr. Key was also previously President of Metal Crafters, a manufacturer of specialty fasteners for automotive applications, and Vice President of Operations for Ideal Industries, a manufacturer of electrical supplies.

  Lance E. Erlick has served as Vice President, Treasurer and Chief Financial Officer of Omega since July 1994. Mr. Erlick is also the Vice President and Chief Financial Officer of each of Holdings and Panther. Mr. Erlick is responsible for all aspects of accounting, budgeting, management information systems, corporate cash management and all other finance and reporting functions for Omega. From September 1992 to June 1994, Mr. Erlick was employed as chief financial officer of The Hirsh Co., a home shelving manufacturer. Prior to Hirsh, Mr. Erlick was chief financial officer of Component Technologies, a custom plastics components manufacturer.

  Robert L. Moran has served as Vice President, Operations of Omega since October 1995 and is also Vice President, Operations at Panther. Mr. Moran has responsibility for manufacturing operations at Omega, which include manufacturing engineering, materials planning, purchasing, production, inventory control and maintenance. From August 1992 to October 1995, Mr. Moran was employed at Newell Company, a mass merchandise retailer of consumer products, where he was the Vice President of Operations for the Home Hardware Division.

  Henry T. Wellnitz has served as Vice President, Sales and Marketing of Omega since 1992. Mr. Wellnitz is responsible for sales and marketing for Omega. Mr. Wellnitz has been with Omega since 1984.

  John A. Goebel, Jr. has served as President of HomeCrest since 1995 and currently oversees all aspects of HomeCrest's operations, including finance, manufacturing, sales and marketing, distribution, management information systems and human resources. Mr. Goebel has been with HomeCrest since 1986. He was plant manager at the Clinton facility from 1986 to 1990, and served as Vice President, Operations at HomeCrest from 1990 to 1995. Mr. Goebel also has certain strategic planning responsibilities at HomeCrest.

  Michael Hagan has served as Vice President, Administration, HomeCrest since 1991. Mr. Hagan has been with HomeCrest since 1978.

  Thomas Schmidt has served as Vice President, Marketing, HomeCrest since 1991. Mr. Schmidt is responsible for sales and marketing at HomeCrest.

  Douglas J. Conley has served as Vice President, Manufacturing, HomeCrest since 1995. From May 1991 to May 1995, Mr. Conley served as Vice President, Human Resources for HomeCrest. Mr. Conley has been with HomeCrest since 1989.

  Robert J. Bertch has been a director of Omega since its inception. Mr. Bertch founded the Company in 1977 and has served as its President and Chief Executive Officer until Omega was sold to Code, Hennessy & Simmons in 1994.

  Gilbert Butler became a director of the Company in June 1997. Since its formation in 1981, he has been the President of BCC, a private investment firm providing management advisory services to five investment limited partnerships, including MLA III, that provide financing for leveraged buyouts, other acquisitions and business expansions. Mr. Butler is also the managing general partner of five limited partnerships that serve as the respective general partners of the five investment limited partnerships. Mr. Butler is a trustee and member of the investment committee of Corporate Property Investors, a real estate investment trust.

  Donald E. Cihak became a director of the Company in June 1997. Mr. Cihak has served as Managing Director of BCC Industrial Services, Inc. ("ISI"), a management consulting company wholly owned by certain investment funds managed by BCC, since September 1993. From April 1990 to September 1993, Mr. Cihak was the Vice President/Finance and Administration for the Marine Group of Brunswick Corporation.

  Costa Littas became a director of the Company in June 1997. He has been a Managing Director of BCC since February 1994, a principal from April 1991 to February 1994 and a Vice President from October 1989 to April 1991. Mr. Littas is also a general partner of four limited partnerships that serve as the respective general partners of four of the investment limited partnerships advised by BCC, including MLA III. From 1978 to 1989, Mr. Littas was employed by Bank of Boston, most recently as a Vice President and Manager.

DIRECTOR COMPENSATION

  The Company pays no compensation to its independent directors, and pays no additional remuneration to its employees or to executives of the Company for serving as directors. There are no family relations among any of the directors or executive officers.

EXECUTIVE COMPENSATION

  The following table sets forth all cash compensation earned in fiscal 1996 by the Company's Chief Executive Officer and each of the other five most highly compensated executive officers whose remuneration exceeded $100,000 ("Named Executives"). The current compensation arrangements for each of these officers are described in "Employment Agreements" below.

                          SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION
                                      ----------------------------
                                                        NUMBER OF
                                                        SECURITIES     ALL
                                                        UNDERLYING    OTHER
NAME AND POSITION                      SALARY   BONUS   OPTIONS(1) COMPENSATION
-----------------                     -------- -------- ---------- ------------
Henry P. Key........................  $191,644 $150,000    2.00       $5,358(2)
President, Chief Executive Officer,
 Omega and Panther
John A. Goebel, Jr. ................   124,407   77,797    0.34          930(3)
President, HomeCrest
Thomas Schmidt......................   115,253   72,003    0.20          183(3)
Vice President, Marketing, HomeCrest
Robert L. Moran.....................   120,000   47,000    0.34          --
Vice President, Operations, Omega
 and Panther
Michael Hagan.......................    97,990   61,242    0.20          148(3)
Vice President, Administration,
 HomeCrest
Lance E. Erlick ....................   100,590   52,013    0.75        2,572(3)
Treasurer, Chief Financial Officer,
 Omega and Panther

--------
(1) The Options are options to purchase shares of common stock of Holdings granted in 1996.
(2) Mr. Key's additional compensation reflects a $2,000 annual premium on a life insurance policy maintained by the Company as well as amounts matched by the Company under a 401(k) Profit Sharing Plan for fiscal 1996.
(3) Additional compensation amounts refer to amounts matched by the Company under the Company's 401(k) Profit Sharing Plan for fiscal 1996.

OPTION GRANTS

  The table below shows grants of options to purchase common stock of Holdings made to the Chief Executive Officer and Named Executives during fiscal 1996.

                         OPTION GRANTS IN FISCAL 1996

                                                                    POTENTIAL REALIZABLE
                                                                      VALUE AT ASSUMED
                                                                    ANNUAL RATES OF STOCK
                                                                     PRICE APPRECIATION
                                INDIVIDUAL GRANTS                      FOR OPTION TERM
                         -------------------------------            ---------------------
                         NUMBER OF
                         SECURITIES % OF TOTAL EXERCISE
                         UNDERLYING OPTIONS TO   PRICE   EXPIRATION
NAME                     OPTIONS(1) EMPLOYEES  ($/SHARE)    DATE      5%($)      10%($)
----                     ---------- ---------- --------- ---------- ---------- ----------
Henry P. Key............    2.00       34.2%   $6,257.15     --     $21,211.70 $22,817.70
Lance E. Erlick.........    0.75       12.8%    6,257.15     --       7,954.39   8,556.64
John A. Goebel, Jr. ....    0.34        5.8%    6,257.15     --       3,605.99   3,879.01
Robert L. Moran.........    0.34        5.8%    6,257.15     --       3,605.99   3,879.01
Thomas Schmidt..........    0.20        3.4%    6,257.15     --       2,121.17   2,281.77
Michael Hagan...........    0.20        3.4%    6,257.15     --       2,121.17   2,281.77

--------
(1) The Options represent options to purchase shares of common stock of Holdings in 1996, prior to the Merger.

EMPLOYMENT AGREEMENTS

  Mr. Key is currently employed as President and Chief Executive Officer of Holdings pursuant to an agreement dated September 16, 1994. Under this agreement, Mr. Key is entitled to receive an annual salary of $180,000, subject to annual increases. In addition, Mr. Key is eligible for an annual bonus of up to 100% of base salary determined by (i) the achievement of operating earnings targets and (ii) the achievement of performance plan objectives. Mr. Key is also entitled to receive twelve months' continued salary and benefits if he is separated from Holdings other than for cause. Omega also pays Mr. Key an additional $2,000 per year for incremental life insurance premiums. Pursuant to a letter agreement dated April 24, 1997, Mr. Key is entitled to a lump sum payment equal to 18 months of base salary then in effect, continuation of coverage under group health, group life, group long-term disability and any other group plans and other benefits for a maximum of two years if he is terminated without cause or resigns voluntarily for good reason within 180 days of the OMC Merger. Mr. Key has the right under a put agreement dated June 13, 1997 to cause Holdings to repurchase his common stock in the event of his normal retirement from Holdings.

  Mr. Moran is currently employed with the Company pursuant to an agreement dated September 11, 1995, as amended on June 13, 1997. Under this agreement, Mr. Moran receives an annual salary of $120,000, subject to annual increases, and is eligible for a bonus of up to 30% of base salary. Mr. Moran is entitled to receive twelve months' continued salary and benefits if he is terminated for reasons other than cause. Pursuant to a letter agreement dated April 24, 1997, Mr. Moran is entitled to a lump sum payment equal to 18 months of base salary then in effect, continuation of coverage under group health, group life, group long-term disability and any other group plans and other benefits for a maximum of two years if he is terminated without cause or resigns voluntarily for good reason within 180 days of the OMC Merger.

  Mr. Erlick is currently employed with the Company pursuant to an employment agreement dated July 11, 1994. Under this agreement, Mr. Erlick receives an annual salary of $95,000, subject to annual increases, and is eligible to receive an annual bonus of up to 30% of base salary. Under the agreement, Mr. Erlick will receive six months continued salary and benefits if he is terminated without cause after July 1996. Pursuant to a letter agreement dated April 24, 1997, Mr. Erlick is entitled to a lump sum payment equal to 18 months of base salary then in effect, continuation of coverage under group health, group life, group long-term disability and any other group plans for a maximum of 2 years, and other benefits if he is terminated without cause or resigns voluntarily for good reason within 180 days of the OMC Merger.

  Mr. Goebel is currently employed as President, HomeCrest pursuant to an agreement dated April 10, 1995, as amended on June 13, 1997. Under this agreement, Mr. Goebel is entitled to receive a base salary, subject to annual increases, and a bonus in accordance with the Company's Executive Bonus Plan for senior management ("Bonus Plan"). Mr. Goebel is also entitled to receive twelve months' continued salary and benefits if he is terminated from the Company without cause. Pursuant to a letter agreement dated April 24, 1997, Mr. Goebel is entitled to a lump sum payment equal to 18 months of base salary then in effect, continuation of coverage under group health, group life, group long-term disability and any other group plans and other benefits for a maximum of two years if he is terminated without cause or resigns voluntarily for good reason within 180 days of the OMC Merger. Mr. Goebel has the right under a put agreement dated June 13, 1997 to cause Holdings to repurchase his common stock in the event of his normal retirement from Holdings.

  Mr. Hagan is currently employed as Vice President, Administration, HomeCrest pursuant to an agreement dated April 10, 1995. Under this agreement, Mr. Hagan is entitled to receive a base salary, subject to annual increases, and a bonus in accordance with the Company's Bonus Plan. Mr. Hagan is also entitled to receive six months' continued salary and benefits if he is terminated from the Company without cause. Pursuant to a letter agreement dated April 24, 1997, Mr. Hagan is entitled to a lump sum payment equal to 18 months of base salary then in effect, continuation of coverage under group health, group life, group long-term disability and any other group plans and other benefits for a maximum of two years if he is terminated without cause or resigns voluntarily for good reason within 180 days of the OMC Merger.

  Mr. Schmidt is currently employed as Vice President, Marketing, HomeCrest pursuant to an agreement dated April 10, 1995. Under this agreement, Mr. Schmidt is entitled to receive a base salary, subject to annual increases, and a bonus in accordance with the Company's Bonus Plan. Mr. Schmidt is also entitled to receive six months' continued salary and benefits if he is terminated from the Company without cause. Pursuant to a letter agreement dated April 24, 1997, Mr. Schmidt is entitled to a lump sum payment equal to 18 months of base salary then in effect, continuation of coverage under group health, group life, group long-term disability and any other group plans and other benefits for a maximum of two years if he is terminated without cause or resigns voluntarily for good reason within 180 days of the OMC Merger.

  Pursuant to a Deferred Non-Qualified Compensation Agreement between the Company and Mr. Wellnitz, dated June 28, 1987, Mr. Wellnitz is entitled to retirement benefits and will receive monthly payments equal to $20,000 per year ($1,666.67 per month) up to a maximum of $200,000 upon retirement at age 65 if he is employed by the Company at such time, or to his heirs or estate if he predeceases his retirement age. The Deferred Non-Qualified Compensation Agreement terminates automatically upon the termination of Mr. Wellnitz's employment for any reason other than Mr. Wellnitz's death.

  The Named Executive Officers of the Company participate in the Bonus Plan whereby they are eligible to receive a base bonus potential of 30% of base salary, with the Chief Executive Officer having a base bonus potential of 50% of salary. Payout is on a sliding scale based on operating profit performance against budget starting at 85% of budget. There is an opportunity to earn up to 125% of the base potential based on achieving 105% of planned operating income performance.

                            PRINCIPAL STOCKHOLDERS

  Omega has 10,000 authorized shares of capital stock, 1,000 of which are issued and owned by Holdings. Panther has 100,000 authorized shares of capital, 1,000 of which are issued and owned by Omega.

  Holdings' common stock, par value $.01 per share, ("Holdings' Common Stock") is the only class of Holdings' stock. At consummation of the Initial Offering, there were 70,000 shares of Holdings' Common Stock issued and outstanding. Certain Company directors and members of the Company's management own 8,135 shares of Holdings' Common Stock. The following table sets forth the beneficial ownership of each class of issued and outstanding securities of Holdings, as of the date hereof, by each director of Omega, each of the executive officers of Omega listed under "Management," the directors and executive officers of Omega as a group and each person who beneficially owns more than 5% of the outstanding shares of Holdings' Common Stock.

                                                        NUMBER OF     PERCENT OF
           NAME                                          SHARES(1)     CLASS(1)
           ----                                         ----------    ----------
      Mezzanine Lending Associates III, L.P.(2)........ 64,256.402       88.8%
       767 Fifth Avenue, 6th Floor
       New York, NY 10153
      Gilbert Butler(3)................................ 64,256.402       88.8
      Costa Littas(3).................................. 64,256.402       88.8
      Donald Cihak.....................................      0.000        0.0
      Robert J. Bertch.................................  3,500.000        5.0
      Henry P. Key.....................................  1,250.000(4)     1.8
      John A. Goebel, Jr. .............................    450.000(5)     0.6
      Robert L. Moran..................................    340.000(4)     0.5
      Lance E. Erlick..................................    300.000        0.4
      Henry T. Wellnitz................................    300.000(4)     0.4
      All Directors and Executive Officers Combined....  6,140.000(6)     8.8

--------
(1) As used in this table, beneficial ownership means the sole or shared power to vote, or to direct the voting of a security, or the sole or shared power to dispose, or direct the disposition of, a security.
(2) The shares held by MLA III include 2,391.402 shares subject to acquisition from Holdings by ISI, a corporation wholly-owned by certain investment funds managed by BCC, pursuant to immediately exercisable warrants issued by Holdings for the purchase of such shares. See "Certain Relationships and Related Transactions." Mezzanine Lending Management III, L.P. ("MLM III") is the general partner of MLA III, and, as such general partner, may be deemed to own beneficially all the shares deemed to be owned beneficially by MLA III.
(3) All of such shares are held directly by MLA III or subject to warrants held directly by ISI, as described in note 2 above. Gilbert Butler and Costa Littas are managing general partner and general partner, respectively, of MLM III, and, as such, may be deemed to own beneficially all shares beneficially owned by MLA III.
(4) All of such shares are beneficially owned by the persons indicated and are held in the Rabbi Trust. See "Certain Relationships and Related Transactions."
(5) Includes 323.372 shares which are beneficially owned by Mr. Goebel and are held in the Rabbi Trust. See "Certain Relationships and Related Transactions."
(6) Excludes shares deemed to be beneficially owned by Mr. Butler and Mr.
    Littas.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OMC MERGER AND RELATED AGREEMENTS

  The OMC Merger occurred on June 13, 1997. Concurrently with the OMC Merger, an aggregate consideration of $201.6 million was paid, subject to adjustment based on the working capital of Holdings at the closing date. The merger agreement contains customary representations, warranties, covenants and indemnification provisions. In connection with the OMC Merger, pursuant to a Merger Financing Agreement (the "Financing Agreement") with MLA III, MLA III purchased 61,865 shares of Common Stock of Holdings for $61.9 million and Holdings issued to MLA III the Junior Subordinated Note. Under the Financing Agreement, the Company has agreed to indemnify and pay certain expenses of BCC and its affiliates and their advisors and consultants under certain circumstances.

MANAGEMENT AGREEMENT

  In connection with the OMC Merger, the Company and Holdings entered into a management agreement ("Management Agreement") with Industrial Services, Inc. ("ISI"), a management consulting company wholly owned by investment funds managed by BCC, whereby the Company and Holdings agree to pay ISI $325,000 per year plus certain fees and expenses, including legal and accounting fees and any out-of-pocket expenses incurred by ISI in connection with providing services to the Company, and to indemnify ISI under certain circumstances. In addition, ISI received warrants to purchase an aggregate of 2,391.4020 shares of common stock of Holdings at an exercise price of $1,000 per share. The warrants expire in 2007.

DEFERRED COMPENSATION PLAN AND RABBI TRUST

  In connection with the OMC Merger, Holdings and its subsidiaries adopted the 1997 Omega Holdings, Inc. Deferred Compensation Plan (the "Plan") for the purpose of providing the following benefits to those employees of Holdings and its subsidiaries whose options to purchase shares of Holdings were canceled as a result of the OMC Merger (the "Plan Participants"). Under the terms of the Merger agreement, upon consummation of OMC Merger, each option to purchase shares of Holdings stock held by the Plan Participants prior to the merger was canceled, and Holdings established a deferred compensation obligation pursuant to the Plan for the benefit of each Plan Participant. Benefits under the Plan are payable in cash and in shares of Holdings stock, and are payable to Plan Participants upon termination of employment or, under certain limited circumstances, prior to termination. The benefits provided by the Plan represent the unsecured obligations of Holdings.

  As contemplated by the Plan and pursuant to the Rabbi Trust Agreement dated as of June 13, 1997 between Holdings and American National Bank and Trust Company of Chicago, as trustee, Holdings established the Rabbi Trust to hold approximately 3,224.4670 shares of Holdings Common Stock to satisfy Holdings' obligations as provided in the Plan. The Rabbi Trust maintains separate accounts for each Plan Participant, which accounts are intended to reflect the obligation of the Company to distribute cash and shares of Holdings stock to each Plan Participant. The Rabbi Trust may, at the direction of the Company, make such distributions to satisfy the obligations of the Company under the Plan. The Plan does not provide for elective deferrals by Plan Participants.

MANAGEMENT EQUITY ARRANGEMENTS

  Holdings adopted a stock option plan for the benefit of employees of Holdings and its subsidiaries in June 1997 (the "Stock Option Plan"). Pursuant to the Stock Option Plan, 7,322.0100 shares of Holdings common stock have been reserved for issuance pursuant to the plan; however, no options have been granted thereunder. The Stock Option Plan is administered by the Board of Directors of Holdings, which has discretionary authority to grant options and determine the terms and conditions of each award. No awards may be granted under the Stock Option Plan after the completion of ten years from its adoption, but awards previously granted may extend beyond that date.

  In addition, pursuant to a stockholders agreement (the "Stockholders Agreement") among Holdings, MLA III and ISI, management stockholders, Robert Bertch, the American National Bank and Trust Company of Chicago as trustee of the Rabbi Trust and participants in the Rabbi Trust, certain management stockholders have the right to cause Holdings to repurchase Holdings common stock held by such management stockholders upon their death or disability. In addition, Mr. Goebel and Mr. Key have entered into put agreements with Holdings dated as of June 13, 1997, respectively, whereby Mr. Goebel and Mr. Key have the right, in addition to their respective rights under the Stockholders Agreement, to cause Holdings to repurchase Holdings common stock held by each, respectively in the event of normal retirement from Holdings.

                    DESCRIPTION OF NEW BANK CREDIT FACILITY

  The Company and its subsidiaries have entered into an agreement with various banks including First Bank National Association as a bank lender and as agent for the bank lenders party thereto ("First Bank", and collectively with such other lenders, the "Lenders") providing for the New Bank Credit Facility consisting of the Term Facility of up to $40.0 million and (ii) a Revolving Facility of up to $20.0 million. The New Bank Credit Facility is permitted by the terms of the Notes to be increased to a total borrowing capacity of $120.0 million.

  The Term Facility requires quarterly principal payments beginning in September 1997 at approximately $0.6 million per quarter and increasing at each anniversary. Subsequent payments will be approximately $1.0 million, $1.4 million, $1.5 million, $1.9 million, and $2.3 million per quarter during four-quarter periods beginning in 1998, 1999, 2000, 2001, 2002, respectively, with the balance due in the following two quarters. The Term Facility matures on December 26, 2003. The Revolving Facility portion of the New Bank Credit Facility will mature in 2002 and has no scheduled interim amortization. In addition, the Company is required to make prepayments on the New Bank Credit Facility under certain circumstances, including certain sales of assets and the issuance of debt or equity securities other than issuances of equity securities to finance acquisitions permitted under the New Bank Credit Facility or equity securities issued to management employees and directors up to $500,000. The Company is also required on an annual basis to make prepayments on the New Bank Credit Facility in an amount equal to 75% of the Company's Excess Cash Flow (as defined therein). These mandatory prepayments will be applied first to prepay the Term Loan and then to the permanent reduction of the Revolving Facility. Subject to reduction in the event the Company meets certain leverage tests, and subject to increase upon the occurrence and during the continuation of an event of default, the New Bank Credit Facility bears interest, at the Company's option, (a) at an adjusted base rate equal to the Applicable Margin (as defined therein) plus the greater of the federal funds rate plus 0.5% or First Bank's customary base rate or (b) at the Applicable Margin (as defined therein) plus First Bank's Eurodollar rate.

  The New Bank Credit Facility is guaranteed by the Company's sole stockholder, Holdings. The New Bank Credit Facility is secured by all of the stock of the Company, all of the stock of the Company's subsidiary and all of the Company's and its subsidiary's properties and assets.

  The New Bank Credit Facility contains certain financial covenants, including, but not limited to, covenants related to interest coverage, fixed charge coverage and a leverage test. In addition, the New Bank Credit Facility contains other affirmative and negative covenants relating to (among other things) liens, negative pledges, limitations on additional debt, transactions with affiliates, maintenance of lockbox, mergers and dispositions of assets, subsidiaries and acquisitions, operating leases, restricted payments (including junior debt payments), guarantees, capital expenditures and investments. It is also an event of default under the New Bank Credit Facility if the Company prepays the Notes prior to maturity. The New Bank Credit Facility contains customary events of default for highly leveraged financing, including changes in control of the Company.

                         DESCRIPTION OF EXCHANGE NOTES

GENERAL

  The Exchange Notes will be issued pursuant to an Indenture (the "Indenture") among the Company, Panther, as Guarantor, and The Chase Manhattan Bank, as trustee (the "Trustee"). The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, (the "Trust Indenture Act"). The Exchange Notes are subject to all such terms, and Holders of Exchange Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary is a description of the material provisions of the Indenture, which is filed as an exhibit to this Registration statement of which this Prospectus forms a part. Copies of the Indenture are available as set forth above under "-- Additional Information." The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." For purposes of this summary, the term "Company" refers only to Omega Cabinets, Ltd. and not to its Subsidiary.

  The Exchange Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all current and future Senior Debt. As of November 14, 1997, the Company had Senior Debt outstanding of approximately $40.7 million. The Indenture will permit the incurrence of additional Senior Debt in the future.

  As of the date hereof, the Company's sole Subsidiary, Panther, is a Restricted Subsidiary. However, under certain circumstances, the Company will be able to designate future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

  The Exchange Notes will be limited to $100.0 million in aggregate principal amount. The Exchange Notes will mature on June 15, 2007. Interest on the Exchange Notes will accrue at the rate of 10 1/2% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 1997, to Holders of record on the immediately preceding June 1 and December 1, respectively. Interest on the Exchange Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Exchange Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Exchange Notes at their respective addresses set forth in the register of Holders of Exchange Notes; provided that all payments of principal, premium, interest with respect to Exchange Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Exchange Notes will be issued in denominations of $1,000 and integral multiples thereof.

GUARANTEE

  The Company's payment obligations under the Exchange Notes will be fully, unconditionally and jointly and severally guaranteed (the "Subsidiary Guarantee") by the Guarantor, Panther. Panther is a non-material subsidiary of the Company. The Subsidiary Guarantee of the Guarantor will be subordinated to the prior payment in full of all Senior Debt of such Guarantor, which includes approximately $40.7 million of Senior Debt outstanding as of November 14, 1997, and the amounts for which the Guarantor will be liable under the guarantees issued from time to time with respect to Senior Debt. The obligations of the Guarantor under the Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk Factors--Fraudulent Conveyance Law."

  The Indenture provides that in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "Mandatory Redemption" or "Repurchase at the Option of Holders--Asset Sales and Sales of Subsidiary Stock."

SUBORDINATION

  The payment of principal of, premium, if any, and interest on the Exchange Notes and the exercise of rights of rescission or other claims, if any, in respect of the issuance of the Exchange Notes, will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

  Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations (including, without limitation, Post-Petition Interest) due or to become due in respect of such Senior Debt before the Holders of Exchange Notes will be entitled to receive any payment with respect to the Exchange Notes, and until all Obligations with respect to Senior Debt are paid in full in cash, any distribution to which the Holders of Exchange Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of Exchange Notes may receive and retain Permitted Junior Securities and payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance").

  The Company also may not make any payment upon or in respect of the Exchange Notes and may not acquire any Exchange Notes from the Trustee or any holder (except in Permitted Junior Securities or from the trust described under "-- Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Company and the Trustee each receive a notice of such default (a "Payment Blockage Notice") from a representative of the holders of such Designated Senior Debt. Payments on the Exchange Notes may and shall be resumed (a) in the case of a payment default on any Designated Senior Debt, upon the date on which such default is cured or waived in accordance with the terms of such Designated Senior Debt and (b) in case of a nonpayment default on any Designated Senior Debt, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received. Notwithstanding the provisions in clause
(b) of the immediately preceding sentence, unless the holders of any Designated Senior Debt or the representative thereof have accelerated the maturity of such Designated Senior Debt or a payment default has occurred and is continuing with respect to such Designated Senior Debt, the Company may and shall resume payments on the Exchange Notes after the end of such payment blockage period. No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice (although a subsequent breach of the same provision of the New Bank Credit Facility or any Permitted Refinancing Indebtedness in respect thereof may be made the basis for a subsequent Payment Blockage Notice if the original breach has been cured or waived for at least 90 consecutive days prior to the effective date of such subsequent Payment Blockage Notice).

  The Indenture further requires that the Company promptly notify holders of Senior Debt if payment of the Exchange Notes is accelerated because of an Event of Default.

  The Guarantor's obligations under the Subsidiary Guarantee will be subordinated to the Senior Debt of the Guarantor, and subject to blockage provisions, on terms comparable to those described for the Company above.

  As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Exchange Notes may recover less ratably than creditors of the Company who are holders of Senior Debt.

  "Designated Senior Debt" means (i) so long as the New Bank Credit Facility is in effect, all Indebtedness outstanding under the New Bank Credit Facility and (ii) after the New Bank Credit Facility is no longer in effect or with the prior written consent of the lenders under the New Bank Credit Facility, any other Senior Debt permitted under the Indenture the principal amount of which is $10 million or more and that has been designated by the Company as "Designated Senior Debt."

  "Permitted Junior Securities" means (i) Equity Interests (other than Disqualified Stock, including other Equity Interests containing mandatory redemption provisions) of the Company or any Guarantor or (ii) debt securities of the Company or any Guarantor with respect to which no scheduled principal payment is due before the scheduled maturity date of the Senior Debt (and any debt securities issued in exchange for Senior Debt) and that are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior
Debt) to substantially the same extent as, or to a greater extent than, the Exchange Notes and the Subsidiary Guarantee are subordinated to Senior Debt of the Company and the Guarantor.

  "Senior Debt" means (i) all Indebtedness of the Company and the Guarantor outstanding under the New Bank Credit Facility and all Permitted Hedging Obligations with respect thereto, (ii) any other Indebtedness of the Company and the Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Exchange Notes or the Subsidiary Guarantee, as applicable, and (iii) all Obligations with respect to the foregoing; provided that if any payment or proceeds of any collateral is applied to the Senior Debt and is subsequently set aside, recovered, rescinded or required to be returned for any reason (including, without limitation, the bankruptcy, insolvency or reorganization of the Company or any Guarantor, or any claim of fraudulent or preferential transfer), the Senior Debt to which such payment was applied will, for purposes of the Indenture, be deemed to have continued in existence, notwithstanding such application, and the subordination provisions of the Indenture will be enforceable as to such Senior Debt as fully as if such application had never been made. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include (w) any liability for federal, state, local or other taxes owed or owing by the Company or any Guarantor, (x) any Indebtedness of the Company to any of its Subsidiaries or Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture.

OPTIONAL REDEMPTION

  Except as set forth below, the Notes will not be redeemable at the Company's option prior to June 15, 2002. On and after such date, the Exchange Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

            YEAR                               PERCENTAGE
            ----                               ----------
            2002..............................   105.25%
            2003..............................   103.50%
            2004..............................   101.75%
            2005 and thereafter...............   100.00%

  In addition, at any time on or prior to June 15, 2000, the Company may (but shall not have the obligation to) redeem, on one or more occasions, up to an aggregate of $35.0 million in aggregate principal amount of Notes at a redemption price equal to 110.5% of the principal amount thereof, plus accrued and unpaid interest thereon, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings by Holdings or the Company (to the extent that the net proceeds therefrom are contributed by Holdings to the Company as common equity); provided that at least $65.0 million in aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption; and provided further, that the notice of redemption with respect to any such redemption shall be mailed within 60 days of the date of the receipt by the issuer of the proceeds of such Public Equity Offering.

SELECTION AND NOTICE

  If less than all of the Notes are to be redeemed or repurchased in an offer to purchase at any time, selection of Notes for redemption or repurchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or in accordance with any other method the Trustee considers fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed or repurchased in part. Notices of redemption may not be conditional. Notices of redemption or repurchase shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date or repurchase date to each Holder of Notes to be redeemed or repurchased at its registered address. If any Note is to be redeemed or repurchased in part only, the notice of redemption or repurchase that relates to such Note shall state the portion of the principal amount thereof to be redeemed or repurchased. A new Note in principal amount equal to the unredeemed or unrepurchased portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption or repurchase date, interest ceases to accrue on Notes or portions of them called for redemption or repurchase.

MANDATORY REDEMPTION

  Except as set forth below under "Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Exchange Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

  Upon the occurrence of a Change of Control, the Company will be required to offer to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of each Holder's Exchange Notes in the manner described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control (unless notice of the redemption of the Notes has been given as provided above under the caption, "-- Selection and Notice"), the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 business days and no later than 60 business days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations hereunder by virtue thereof. The "Change of Control" provisions of the Indenture may be waived only with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding.

  On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Exchange Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Exchange Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Exchange Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Exchange Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Exchange Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 40 days following a Change of Control, if the terms of the Senior Debt restrict or prohibit the repurchase of Exchange Notes under this covenant, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. As of November 14, 1997, the Company had Senior Debt outstanding of approximately $40.7 million. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

  The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Exchange Notes to require that the Company repurchase or redeem the Exchange Notes in the event of a takeover, recapitalization or similar transaction.

  The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

  The occurrence of certain of the events that would constitute a Change of Control would constitute a default under the New Bank Credit Facility. Future Senior Debt of the Company and its Subsidiary may also contain prohibitions of certain events that would constitute a Change of Control or require such Senior Debt to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Senior

Debt, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Even if sufficient funds were otherwise available, the terms of the New Bank Credit Facility will (and other Senior Debt may) prohibit the Company's prepayment of Notes prior to their scheduled maturity. Consequently, if the Company is not able to prepay the amount outstanding under the New Bank Credit Facility and any other Senior Debt containing similar restrictions or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, thereby resulting in a default under the Indenture.


  The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiary taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Exchange Notes to require the Company to repurchase such Exchange Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiary taken as a whole to another Person or group may be uncertain.

  Asset Sales and Sales of Subsidiary Stock

  The Indenture will provide that the Company will not, and will not permit its Restricted Subsidiary to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors of the Company set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 90 days of receipt thereof by the Company or such Restricted Subsidiary (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

  Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to repay Senior Debt, (b) to the acquisition of a controlling interest in another business, the making of a capital expenditure or the acquisition of other long-term assets (i.e., assets that would not be classified as short-term assets under GAAP) or (c) to an investment in properties or assets that replace the properties or assets that are the subject of such Asset Sale. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the

Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

  The New Bank Credit Facility prohibits the Company from purchasing any Notes and provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the New Bank Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes. The Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

CERTAIN COVENANTS

  Restricted Payments

  The Indenture provides that the Company will not, and will not permit any its Restricted Subsidiary to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or its Restricted Subsidiaries' Equity Interests (including, without limitation, any such payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or its Restricted Subsidiary); (ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, any such payment in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company); (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except a payment at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

    (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated EBITDA Ratio test set forth in the first paragraph of the covenant described below under caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;" and

    (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiary after the date of the Indenture (including Restricted Payments permitted by clauses (i), (v) and (xi) of the next succeeding paragraph), does not exceed the sum (without duplication) of (i) 50% of the aggregate amount of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock) sold to a Subsidiary of the Company and other than Disqualified Stock that has been converted into Disqualified Stock), plus (iii) 100% of the aggregate amounts contributed as common equity to the Company since the date of the Indenture, plus (iv) the amount by which Indebtedness of the Company or its Restricted Subsidiary is reduced on the Company's consolidated balance sheet upon the conversion or exchange subsequent to the date of the Indenture of any Indebtedness of the Company or its Restricted Subsidiary issued after the date of the Indenture that is convertible into or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or other property distributed by the Company or any Restricted Subsidiary upon such conversion or exchange), plus (v) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and
  (B) the initial amount of such Restricted Investment, plus (vi) 50% of any dividends received by the Company or a Wholly Owned Restricted Subsidiary after the date of the Indenture from an Unrestricted Subsidiary of the Company to the extent that such dividends were not otherwise included in Consolidated Net Income of the Company for such period.

  The foregoing provisions will not prohibit, without duplication, (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded (to the extent otherwise included) from clause (c) (ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis; (v) payments to Holdings or by the Company, in either case, for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Holdings, the Company or the Company's Restricted Subsidiary held by any director, officer, employee or consultant or any of such Persons' heirs, estates or assigns pursuant to or in connection with any management, employee or consultant agreement, equity subscription agreement, stock option agreement or stockholders' agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.5 million in any twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after such transaction; (vi) cash payments to Holdings or by the Company, in either case, in lieu of fractional shares issuable as dividends on preferred securities of the Company or its Restricted Subsidiary; provided that such cash payments shall not exceed $20,000 in the aggregate in any twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after such transaction; (vii) payments to Holdings or by the Company, in either case to fund the repurchase, redemption, retirement or other acquisition of the Contingent Note; (viii) cash dividends on any series of Disqualified Stock of the Company or its Restricted Subsidiary to the extent included in Consolidated Interest Expense; provided that the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated EBITDA Ratio test set forth in the first paragraph of the covenant described below under caption "Incurrence of Indebtedness and Issuance of Preferred Stock;" (ix) payments to Holdings in amounts equal to the amounts required to pay its franchise taxes and other fees required to maintain its corporate existence and to provide for other operating costs in an amount not to exceed $250,000 per fiscal year; (x) payments to Holdings in amounts required for Holdings to pay federal, state and local taxes to the extent such taxes are actually owed by Holdings and are attributable to the Company and its Subsidiary; (xi) so long as no Default or Event of Default shall have occurred and be continuing, other Restricted Payments in an amount not to exceed $2.0 million; (xii) payments to Holdings in the amounts required for Holdings to make payments pursuant to the Rabbi Trust in existence on the date of the Indenture and established for the benefit of officers and employees pursuant to the 1997 Omega Holdings Deferred Compensation Plan, in accordance with the terms thereof as in effect on such date; (xiii) payments to Holdings of amounts required to enable Holdings to satisfy its obligations under the purchase price adjustment provisions of the Merger Agreement; and (xiv) payments to Holdings to repay interest and principal in respect of the Junior Subordinated Note and the Bridge Loans. To the extent that any Restricted Payment is permitted by any one of the foregoing clauses (i) through (xiv), such Restricted Payment shall not be taken into account for purposes of calculating the amount of Restricted Payments permitted by any other such clauses.

  The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors of the Company whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

  The Board of Directors the Company may designate any Restricted Subsidiary (other than Panther Transport, Inc.) to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiary (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of (x) the net book value of such Investments at the time of such designation, (y) the fair market value of such Investments at the time of such designation and (z) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

  Incurrence of Indebtedness and Issuance of Preferred Stock

  The Indenture provides that the Company will not, and will not permit its Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired
Debt) and that the Company will not issue any Disqualified Stock and will not permit its Subsidiary to issue any shares of preferred stock; provided, however, that the Company or its Restricted Subsidiary may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock or preferred stock if the Consolidated EBITDA Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

  The provisions of the first paragraph of this covenant do not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

    (i) Indebtedness of the Company and its Restricted Subsidiaries under the New Bank Credit Facility;

    (ii) Existing Indebtedness;

    (iii) Indebtedness represented by the Notes and the Subsidiary Guarantee;

    (iv) Indebtedness represented by Capital Lease Obligations in an aggregate principal amount not to exceed $5.0 million at any time outstanding;

    (v) Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness that was permitted by the Indenture to be incurred;

    (vi) intercompany Indebtedness between or among the Company and its Restricted Subsidiary; provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that is not permitted by this clause (vi);

    (vii) Indebtedness consisting of Permitted Hedging Obligations;

    (viii) Indebtedness in respect of performance, surety and similar bonds provided by the Company in the ordinary course of business;

    (ix) the guarantee of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

    (x) Indebtedness in respect of industrial revenue bonds or other similar governmental and municipal bonds, mortgage financings or purchase money obligations in an aggregate amount not to exceed $5.0 million;

    (xi) Indebtedness in respect of (A) letters of credit (other than letters of credit issued under the New Bank Credit Facility) incurred in the ordinary course of business for the purpose of securing foreign trade credit obligations of the Company or a Restricted Subsidiary of the Company and (B) Acquired Debt in connection with the acquisition of new assets or a new Subsidiary; provided that such Indebtedness was incurred by the prior owner of such assets or such Subsidiary prior to the acquisition by the Company or its Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such acquisition by the Company or such Restricted Subsidiary; and provided further that the aggregate principal amount (or accredited value, as applicable) of all Indebtedness incurred pursuant to this clause (xi) shall not exceed $5.0 million at any one time outstanding;

    (xii) additional Indebtedness in an aggregate principal amount (or accredited value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (xii), not to exceed $10.0 million; and

    (xiii) Non-Recourse Debt of an Unrestricted Subsidiary, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness that is not permitted by this clause (xiii).

  For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xiii) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

  Liens

  The Indenture provides that the Company will not, and will not permit its Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) securing Pari Passu Indebtedness or Subordinated Indebtedness on any asset now owned or hereafter acquired by the Company or its Restricted Subsidiary, or any income or profits therefrom or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured with the obligations so secured until such time as such obligations are no longer secured by a Lien; provided that in any case involving a Lien securing Subordinated Indebtedness, such Lien is subordinated to the Lien securing the Notes on a basis no less favorable than such Subordinated Indebtedness is subordinated to the Notes.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

  The Indenture provides that the Company will not, and will not permit its Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or its Restricted Subsidiary, (ii) make loans or advances to the Company or its Restricted Subsidiary or (iii) transfer any of its properties or assets to the Company or its Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness and Liens with respect thereto as in effect or entered into on the date of the Indenture, (b) the New Bank Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the New Bank Credit Facility as in effect on the date of the Indenture, (c) the Indenture, the Notes and the Subsidiary Guarantee, (d) applicable law, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or its Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the

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

Indenture to be incurred, (f) customary non-assignment provisions in (A) leases, licenses, encumbrances, contracts or similar assets entered into or acquired in the ordinary course of business (B) any agreement to transfer, or option or right with respect to the transfer of, any property or assets of the Company or its Restricted Subsidiary not otherwise prohibited by the Indenture or (C) provisions of security agreements or mortgages securing Indebtedness of a Restricted Subsidiary that is not otherwise prohibited by the Indenture to the extent that such provisions restrict the transfer of the property or assets subject to the Lien created thereby, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary or (i) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

  Transactions with Affiliates

  The Indenture provides that the Company will not, and will not permit its Restricted Subsidiary to, make any payment to or Investment in, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness of such Affiliate Transaction to the Company from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that (i) any employment agreement entered into by the Company or its Restricted Subsidiary which provides for aggregate annual payments not in excess of $350,000, (ii) transactions between or among the Company and/or its Restricted Subsidiary, (iii) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments," (iv) existing transactions and arrangements described in the Offering Circular of the Original Notes dated July 18, 1997, including, without limitation, the transactions described under the caption "Use of Proceeds," "Certain Relationships and Related Transactions" and "The Transactions," (v) reasonable and customary fees, indemnification and similar arrangements for directors and officers, (vi) collective bargaining agreements, employee and director benefit plans, related trust agreements or other similar arrangements entered into in the ordinary course of business,
(vii) payment of compensation to employees, officers, directors or consultants who are not otherwise Affiliates of the Company in the ordinary course of business, (viii) any transaction between the Company and a Wholly Owned Restricted Subsidiary of the Company, (ix) the payment of fees and obligations under the Management Agreement in accordance with its terms as in effect on the date of the Indenture, or as the same may be amended from time to time (except any such amendment that would increase the fees and obligations thereunder) and (x) payments to reimburse Holdings for costs, fees and expenses incident to a public offering of Equity Securities of Holdings, provided that the proceeds therefrom (other than any such proceeds used to redeem Notes as described above in the second paragraph under the caption "Optional Redemption"), are contributed to the Company, in each case, shall not be deemed Affiliate Transactions.


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

  Senior Subordinated Debt

  The Indenture provides that (i) the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes, and (ii) no Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to Senior Debt of such Guarantor and senior in any respect in right of payment to the Subsidiary Guarantee.

  Issuances and Sales of Capital Stock of Wholly Owned Restricted Subsidiaries

  The Indenture provides that the Company (i) will not, and will not permit any Wholly Owned Restricted Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Wholly Owned Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Wholly Owned Restricted Subsidiary and (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "Repurchase at the Option of Holders--Asset Sales and Sales of Subsidiary Stock," and (ii) will not permit any Wholly Owned Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company.

  Payments for Consent

  The Indenture provides that neither the Company nor its Subsidiary will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Additional Guarantees

  The Indenture provides that if the Company or its Subsidiary shall acquire or create another Subsidiary after the date of the Indenture, then such newly acquired or created Subsidiary shall execute a supplemental indenture and deliver an opinion of counsel, in accordance with the terms of the Indenture; provided that this covenant shall not apply to any Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the Indenture for so long as they continue to constitute Unrestricted Subsidiaries.

  Reports

  The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) definitive reports containing all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiary (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiary separate from the financial

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

condition and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K, if the Company were required to file such reports, in each case within the time periods set forth in the Commission's rules and regulations. In addition, whether or not required by the rules and regulations of the Commission, at any time after the consummation of the Exchange Offer contemplated by the Registration Rights Agreement, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods set forth in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

MERGER, CONSOLIDATION OR SALE OF ASSETS

  The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger or to which such sale,assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated EBITDA Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock." Notwithstanding the foregoing, any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties or assets to the Company or another Restricted Subsidiary.

EVENTS OF DEFAULT AND REMEDIES

  The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company or its Subsidiary to comply with the provisions described under the captions "Repurchase at the Option of Holders--Change of Control," "Repurchase at the Option of Holders-- Asset Sales and Sales of Subsidiary Stock," "Certain Covenants--Restricted Payments," "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" or "--Merger, Consolidation or Sale of Assets" and the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least

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

25% in aggregate principal amount of the Notes then outstanding; (iv) failure by the Company or its Restricted Subsidiary for 60 days after notice by the Trustee or by the Holders of at least 25% of Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or its Restricted Subsidiary (or the payment of which is guaranteed by the Company or its Restricted Subsidiary), whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or its Restricted Subsidiary to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (viii) certain events of bankruptcy or insolvency with respect to the Company or its Significant Subsidiary.

  If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, all outstanding Notes will become due and payable without further action or notice. Holders of the Exchange Notes may not enforce the Indenture or the Exchange Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest.

  In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to June 15, 2002, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to June 15, 2002, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

  The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes rescind an acceleration and waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

  The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or the Subsidiary

Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have all of its obligations and the obligations of the Guarantor discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events of the Company but not its Subsidiaries) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) the Company must have delivered to the Trustee an opinion of counsel to the effect that such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or its Subsidiary is a party or by which the Company or its Subsidiary is bound; (v) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vi) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent

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

of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (vii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER

  A Holder may transfer Exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer any Exchange Note selected for redemption. Also, the Company is not required to transfer any Exchange Note for a period of 15 days before a selection of Exchange Notes to be redeemed.

  The registered Holder of an Exchanged Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next two succeeding paragraphs, the Indenture, the Subsidiary Guarantee or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Subsidiary Guarantee or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

  Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders," (viii) make any changes to the subordination provisions of the Indenture that adversely affects the rights of any Holder, or (ix) make any change in the foregoing amendment and waiver provisions.

  Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company, the Guarantor and the Trustee may amend or supplement the Indenture, the Subsidiary Guarantee or the Notes to cure any ambiguity, defect or inconsistency in the Indenture, the Notes or any Guarantee, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or a Guarantor's obligations to Holders of Notes in the case of a merger or consolidation or successor corporation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

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

  The Indenture will prohibit any amendment to the subordination provisions thereof without the prior written consent of the lenders under the New Bank Credit Facility. The New Bank Credit Facility will contain provisions which prohibit amendments to the Indenture that would materially affect the lenders under the New Bank Credit Facility.

CONCERNING THE TRUSTEE

  The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

  The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

  The certificates representing the Exchange Notes will be issued in fully registered form, without coupons. Except as described below, the Exchange Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository"), and registered in the name of Cede & Co., as the Depositary's nominee (such nominee being referred to herein as the "Global Note Holder") in the form of a global Exchange Note certificate (the "Global Note") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between the Depositary and the Trustee.

  Except as set forth below, the Global Note may be transferred, in whole and not in part, only by the Depositary to its nominee or by its nominee to such Depositary or another nominee of the Depositary or by the Depositary or its nominee to a successor of the Depositary or a nominee of such successor.

  Exchange Notes that were issued as described below under "Certificated Securities," will be issued in registered form (the "Certificated Securities"). Upon the transfer to a qualified institutional buyer of Certificated Securities initially issued to a Non-Global Purchaser, such Certificated Securities will, unless the Global Note has previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Note representing the principal amount of Exchange Notes being transferred.

  The Depositary is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

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

  The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Trustee with portions of the principal amount of the Global Note and (ii) ownership of the Exchange Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Exchange Notes will be limited to such extent.

  So long as the Global Note Holder is the registered owner of any Exchange Notes, the Global Note Holder will be considered the sole owner or Holder of such Exchange Notes outstanding under the Indenture. Except as provided below, owners of Exchange Notes will not be entitled to have Exchange Notes registered in their names, will not receive or be entitled to receive physical delivery of Exchange Notes in definitive form, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a Person having a beneficial interest in Exchange Notes represented by the Global Note to pledge such interest to Persons or entities that do not participate in the Depositary's system or to otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

  Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of Exchange Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Exchange Notes.

  Payments in respect of the principal of, premium, if any, and interest on any Exchange Notes registered in the name of a Global Note Holder on the applicable record date will be made by the Company through a paying agent to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the Exchange Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Trustee nor any paying agent has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Exchange Notes.

  The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payment, in accounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Exchange Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

CERTIFICATED SECURITIES

  Subject to certain conditions, any Person having a beneficial interest in the Global Note may, upon request to the Company or the Trustee, exchange such beneficial interest for Exchange Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Exchange Notes in the name of, and cause the same to be delivered to, such Person or Persons (or the nominee of any thereof). In addition, if (i) the Depositary or the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that they elect to cause the issuance of Exchange Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the relevant Global Note Holder of its Global Note, Exchange Notes in such form will be issued to each Person that such Global Note Holder and the Depositary identifies as the beneficial owner of the related Exchange Notes.

  Neither the Company nor the Trustee shall be liable for any delay by the related Global Note Holder or the Depositary in identifying the beneficial owners or the related Exchange Notes and each such Person may conclusively rely on, and shall be protected in relying on, instructions from such Global Note Holder or of the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Exchange Notes to be issued).

SAME-DAY SETTLEMENT AND PAYMENT

  The Indenture requires that payments in respect of the Exchange Notes (including principal, premium, if any, and interest, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holders. Secondary trading in long-term Exchange Notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Exchange Notes are expected to be eligible to trade in the PORTAL Market and to trade in the Depositary's Next-Day Funds Settlement System, and any permitted secondary market trading activity in the Exchange Notes will therefore be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Exchange Notes also will be settled in immediately available funds.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of the Voting Stock, by agreement or otherwise.

  "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, or the merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, or the merger of a Wholly Owned Restricted Subsidiary of the Company with or into another Wholly Owned Restricted Subsidiary of the Company, will be governed by the provisions of the Indenture described above under the caption "Repurchase at the Option of Holders--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i)

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

or (ii), whether in a single transaction or a series of related transactions that have a fair market value (as determined in good faith by the Board of Directors of the Company) in excess of $1.0 million or for net cash proceeds in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets, including the sale, lease, conveyance or other disposition of any assets, by the Company to a Guarantor or by a Guarantor to the Company or to another Guarantor, (ii) an issuance of Equity Interests by a Guarantor to the Company or to another Guarantor, (iii) the incurrence of Permitted Liens, (iv) a Restricted Payment that is permitted by the covenant described above under the caption "Certain Covenants--Restricted Payments" and (v) a disposition of goods held for sale or obsolete equipment in the ordinary course of business of the Company or a Restricted Subsidiary will not be deemed to be Asset Sales.

  "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments, excluding all amounts required to be paid on account of maintenance, repairs, taxes, insurance and similar items, during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

  "Bank Agent" means First Bank National Association in its capacity as Agent under the New Bank Credit Facility or any successor or replacement agent under the New Bank Credit Facility or any refinancing Indebtedness in respect thereof.

  "Bridge Loans" means Indebtedness pursuant to that certain Senior Subordinated Bridge Loan Agreement, dated as of June 13, 1997, by and among the Company, the Guarantors, Holdings, West Street Fund I, L.L.C., a Delaware limited liability company, and Citicorp USA, Inc., a Delaware corporation.

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability or obligation that is required to be accounted for as a capital lease for financial reporting purposes in accordance with GAAP.

  "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

  "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the full faith and credit of the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the New Bank Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition or (vi) money market mutual funds investing at least 95% of their assets in Investments of the types permitted in clauses (i) through (v) above.

  "Change of Control" means the occurrence of any of the following: (i) prior to the first public offering of Voting Stock of the Company or Holdings, as the case may be, the Permitted Holders cease to be the "beneficial owners" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of majority voting power of the Voting Stock of Holdings or Holdings shall cease to own, directly or indirectly, 100% of the issued and outstanding Voting Stock of the Company, whether as a result of issuance of securities of the Company or Holdings, as the case may be, any merger, consolidation, liquidation or dissolution of the Company or Holdings, as the case may be, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (i) and clause (ii) below, the Permitted Holders will be deemed to beneficially own any Voting Stock of a corporation (the "specified corporation") held by any other corporation (the "parent corporation") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, a majority of the Voting Stock of the parent corporation); and (ii) following the first public offering of Voting Stock of the Company or Holdings, as the case may be, any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause
(i) above, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company or Holdings, as the case may be; provided that Permitted Holders beneficially own (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company or Holdings, as the case may be, than such other person and do not have the right or ability, by voting power, contract or otherwise, to elect or designate for election a majority of the Board of Directors of the Company or Holdings, as the case may be (for purposes of this clause (ii), such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation if such other person "beneficially owns" (as defined in this clause (ii)), directly or indirectly, more than 50% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders "beneficially own" (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation).

  "Consolidated EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) Consolidated Interest Expense of such Person for such period, to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income, plus (v) in the case of the Company's Consolidated Net Income, non-cash compensation charges arising from the grant of stock options to employees under Holdings' 1996 Stock Option Plan to the extent such non-cash compensation charges are deducted in determining the Company's Consolidated Net Income for such period, minus (vi) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

  "Consolidated EBITDA Ratio" means with respect to any Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Consolidated Interest Expense of such Person for such period. In the event that such Person or its Restricted Subsidiary incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Consolidated EBITDA Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated EBITDA Ratio is being made (the "Calculation Date"), then the Consolidated EBITDA Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by such Person or its Restricted Subsidiary (including any Person which became a Restricted Subsidiary during such period), including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated EBITDA for such reference period shall be calculated on a pro forma basis giving effect to any adjustments (including adjustments for cost savings) relating to such transaction that would be permitted or required pursuant to Regulation S-X to be reflected in any pro forma financial statements that would be included in a registration statement on Form S-1 under the Securities Act and without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or its Restricted Subsidiary following the Calculation Date.

  "Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiary for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) but excluding amortization of deferred financing and debt issuance costs on such Person's balance sheet on the date of the Indenture and (ii) the consolidated interest expense of such Person and its Restricted Subsidiary that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or its Restricted Subsidiary or secured by a Lien on assets of such Person or its Restricted Subsidiary (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments, on any series of preferred stock of such Person or its Restricted Subsidiary, other than dividend payments on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

  "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiary for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) except as provided in clause (i) above, the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded and (v) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Subsidiaries.

  "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

  "Contingent Note" means the contingent promissory note, dated June 13, 1997 in the principal amount of $3.0 million, issued to the former stockholders of Holdings in connection with the Merger, as in effect on the date of the Indenture.

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, however, that a class of Capital Stock shall not be Disqualified Stock hereunder solely as the result of any maturity or redemption that is conditioned upon, and subject to, compliance with the covenant described above under the caption "--Certain Covenants--Restricted Payments."

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

  "Existing Indebtedness" means Indebtedness of the Company and the Guarantor (other than Indebtedness under the New Bank Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

  "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

  "Guarantor" means (i) Panther Transport, Inc. and (ii) each of the Subsidiaries of the Company that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture.

  "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

  "Junior Subordinated Notes" means Indebtedness evidenced by those certain 11% payment-in-kind junior subordinated notes due December 13, 2007 of Holdings and guaranteed by the Company pursuant to a junior subordinated guarantee in an initial aggregate principal amount of $10,000,000.

  "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

  "Insolvency or Liquidation Proceeding" means, with respect to any Person, any liquidation, dissolution or winding up of such Person, or any bankruptcy, reorganization, insolvency, receivership or similar proceeding with respect to such Person, whether voluntary or involuntary.

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including guarantees of Indebtedness), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If such Person or any Subsidiary of such Person sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of such Person such that, after giving effect to any such sale or disposition, such Subsidiary is no longer a Subsidiary of the referent Person, the referent Person shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "Certain Covenants--Restricted Payments."

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Management Agreement" means the Management Agreement among ISI, Holdings and the Company, dated as of June 13, 1997, as in effect on the date of the Indenture.

  "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

  "Net Proceeds" means the aggregate proceeds in cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset
Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under the New Bank Credit Facility) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

  "New Bank Credit Facility" means, collectively, (i) that certain Credit Agreement, dated as of June 13, 1997, by and among the Company, HomeCrest Corporation (subsequently merged into Omega) and Panther Transport, Inc., as Borrowers, and First Bank National Association, as agent, and First Bank National Association and such other lenders who may at any time be a party thereto, as lenders, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, supplemented, extended, modified, renewed, refunded, replaced or refinanced from time to time in one or more successive transactions (including any such transaction that changes the amount available thereunder, replaces such agreement or document, or provides for other agents or lenders) and (ii) each of the other "Loan Documents" under and as defined in the Credit Agreement referenced in the preceding clause (i); provided that in no event will the aggregate principal amount outstanding under the New Bank Credit Facility (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and the Guarantors thereunder), including all Indebtedness incurred to refund, supplement, refinance or replace any Indebtedness under the New Bank Credit Facility, at any time exceed $120.0 million.

  "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor its Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

  "Obligations" means any principal, interest (including, without limitation, Post-Petition Interest), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Pari Passu Indebtedness" means Indebtedness of the Company or its Restricted Subsidiary that ranks pari passu in right of payment to the Notes or any Guarantee thereof.

  "Permitted Holders" means BCC, any Person controlled by BCC or under common control with BCC and any other Person during the period in which such Person is acting as an underwriter in connection with a public offering of the Capital Stock of Holdings or the Company.

  "Permitted Hedging Obligation" shall mean any Hedging Obligation entered into in the ordinary course of business and not for speculation or trading purposes.

  "Permitted Investments" means (a) any Investment in the Company or in a Restricted Subsidiary; (b) any Investment in Cash Equivalents; (c) any Investment by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (i) such Person becomes a Restricted Subsidiary or
(ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary; (d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders, Asset Sales and Sales of Subsidiary Stock;" (e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; (f) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, not to exceed $2.0 million; (g) any Investment existing on the date of the Indenture and any extension or renewals thereof, in each case, on terms that are substantially similar to those in effect on the date hereof with respect to such Investment; (h) Permitted Hedging Obligations; (i) loans and advances to customers or vendors in the ordinary course of business; and (j) loans to officers, directors and employees in the ordinary course of business.

  "Permitted Liens" means (i) Liens on assets of the Company or its Subsidiary securing Senior Debt that was permitted by the terms of the Indenture to be incurred; (ii) Liens in favor of the Company or a Restricted Subsidiary; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iv) Liens on property or assets existing at the time of acquisition thereof by the Company or any Subsidiary of the Company or such Subsidiary, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory or regulatory obligations, leases, surety or appeal bonds, performance bonds, carriers' warehouseman's, mechanic's, landlord's, materialman's or repairman's Liens or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clauses (iv) and (x) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness; (vii) Liens existing on the date of the Indenture; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (ix) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Subsidiary; (x) Liens on assets of the Guarantor to secure Senior Debt of such Guarantor that was permitted by the Indenture to be incurred; and (xi) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries.

  "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness of the Company or its Restricted Subsidiary; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith including premiums paid, if any, to the holders thereof); (ii) such Permitted Refinancing Indebtedness has a final maturity date at or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, or, in the case of the New Bank Credit Facility, such Indebtedness is incurred by the Company or any Subsidiary of the Company, provided that any such Subsidiary that is not a Guarantor prior to the incurrence of such Indebtedness shall execute a supplemental indenture and deliver an opinion of counsel in the manner described above under the caption "Additional Guarantees."

  "Post-Petition Interest" means, with respect to any Indebtedness of any Person, all interest accrued or accruing on such Indebtedness after the commencement of any Insolvency or Liquidation Proceeding against such Person in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing such Indebtedness, whether or not, pursuant to applicable law or otherwise, the claim for such interest is disallowed in such Insolvency or Liquidation Proceeding.

  "Public Equity Offering" means an underwritten public offering of common stock (other than Disqualified Stock) of Holdings or the Company, pursuant to an effective registration statement filed with the Commission in accordance with the Securities Act, other than an offering pursuant to Form S-8 (or any successor thereto).

  "Rabbi Trust" means the irrevocable trust created by that certain Rabbi Trust Agreement, dated as of June 13, 1997, by and between Holdings and American National Bank & Trust Company of Chicago, as Trustee.

  "Representative" means the Bank Agent, with respect to the New Bank Credit Facility, and the indenture trustee or other trustee, agent or representative for any other Senior Debt.

  "Restricted Investment" means an Investment other than a Permitted
Investment.

  "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

  "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date of the Indenture.

  "Stated Maturity" means, with respect to any installment of interest or principal on, or any other payments with respect to, any series of Indebtedness, the date on which such payment of interest or principal or other payment (including any sinking fund payment) was scheduled or required to be paid, and shall not include any acceleration of such payment or any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

  "Subordinated Indebtedness" means any Indebtedness of the Company or its Restricted Subsidiary which is by its terms expressly subordinated in right of payment to any other Indebtedness.

  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

  "Unrestricted Subsidiary" means, with respect to any Person (i) any Subsidiary of such Person (other than Panther Transport, Inc. in the case of the Company) that is designated by the Board of Directors of such Person as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt;
(b) is not when designated as an Unrestricted Subsidiary party to any agreement, contract, arrangement or understanding with the referent Person or any Restricted Subsidiary of such Person unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to such Person or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the referent Person; (c) is a Person with respect to which neither the referent Person nor its Restricted Subsidiary has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve any specified levels of operating results; (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the referent Person or its Restricted Subsidiary; and (e) has at least one director on its board of directors that is not a director or executive officer of the referent Person or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the referent Person or any of its Restricted Subsidiaries. Any such designation by the Board of Directors of such Person shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary of the Company would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an

Unrestricted Subsidiary of the Company for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). The Board of Directors any Person may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of such Person; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of such Person of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants-- Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation. If, at any time, any Unrestricted Subsidiary of the Company would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary of the Company for purposes of the Indenture, and such Subsidiary shall execute a Subsidiary Guarantee and deliver an opinion of counsel, in accordance with the terms of the Indenture.

  "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is then outstanding and at the time is entitled to vote in the election of the Board of Directors of such Person.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

  "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person, or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                              THE EXCHANGE OFFER

REGISTRATION RIGHTS

  At the Closing, the Company entered into the Registration Rights Agreement with the Initial Purchasers pursuant to which the Company agreed, at its cost,
(i) within 120 days after the date of the original issue of the Original Notes, to file the Exchange Offer Registration Statement with the Commission with respect to the Exchange Offer for the Exchange Notes, (ii) to use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 180 days after the date of original issuance of the Original Notes, and (iii) unless the Exchange Offer is not then permitted by a policy of the Commission, to use its best efforts to issue within 30 business days of the effective date (the "Effective Date") of the Exchange Offer Registration Statement, Exchange Notes in exchange for surrender of Original Notes. The Company agreed to keep its Exchange Offer open for not less than 20 Business Days (or longer if required by applicable law) after the date on which notice of the Exchange Offer is mailed to the holders of the Original Notes. The Registration Rights Agreement also provides an agreement to include in the prospectus for the Exchange Offer certain information necessary to allow broker-dealers who hold Original Notes (other than Original Notes acquired directly from the Company) to exchange such Original Notes pursuant to the Exchange Offer and to satisfy the prospectus delivery requirements in connection with resales of Exchange Notes received by such broker-dealers in the Exchange Offer.

  This Prospectus covers the offer and sale of the Exchange Notes pursuant to the Exchange Offer made hereby and the resale of Exchange Notes received in the Exchange Offer by any Participating Broker-Dealer who held Original Notes (other than Original Notes acquired directly from the Company or one of its affiliates).

  Under existing interpretations of the staff of the Commission contained in several no-action letters to third parties, the Exchange Notes would in general be freely tradeable after the Exchange Offer without further registration under the Securities Act. However, any purchaser of Original Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes (i) will not be able to rely on the interpretation of the staff of the Commission, (ii) will not be able to tender its Original Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Original Notes unless such sale or transfer is made pursuant to an exemption from such requirements.

  Each holder of the Original Notes (other than certain specified holders) who wishes to exchange Original Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including that (i) it is not an affiliate of the Company (ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business and (iii) it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. If the Holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

  In the event that (i) any changes in law or the applicable interpretations of the staff of the Commission do not permit the Company to effect its Exchange Offer, (ii) any Holder of Transfer Restricted Securities shall notify the Company within 20 Business Days following the consummation of the Exchange Offer that (A) such Holder was prohibited by law or Commission policy from participating in the Exchange Offer or (B) such Holder may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales by such Holder or (C) such Holder is a broker-dealer and holds Original

Notes acquired directly from the Company or one of its affiliates, the Company will, at its cost, (a) use its best efforts to file, within 30 days after such filing obligation arises, a Shelf Registration Statement (which may be an amendment of the Exchange Offer Registration Statement of which this Prospectus is a part) covering resales of the Original Notes, (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act within 90 days after such filing obligation arises and (c) use its best efforts to keep effective the Shelf Registration Statement for at least two years after its effective date or such shorter period that will terminate when all securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. The Company will, in the event of the filing of a Shelf Registration Statement, provide to each holder of the Original Notes eligible to participate in such Shelf Registration Statement copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Original Notes has become effective and take certain other actions as are required to permit resales of the Original Notes. A holder of Original Notes that sells such Original Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each such holder will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Original Notes included in the Shelf Registration Statement and to benefit from the provisions regarding liquidated damages set forth in the following paragraph.

  If (i) the Company fails to consummate the Exchange Offer within 30 business days of the effectiveness of the Exchange Offer Registration Statement, or
(ii) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities without being succeeded immediately by a post-effective amendment to such Shelf Registration Statement that cures such failure and that is itself declared effective immedately (each such event referred to above a "Registration Default"), then the Company will pay Liquidated Damages to each Holder of Transfer Restricted Securities, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to 0.25% per annum, increasing by 0.25% every 90 days up to a maximum of 1.0% per annum until such Registration Default has been cured. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

  "Transfer Restricted Securities" means each Original Note, until the earliest to occur of (a) the date on which such Original Note is exchanged in the Exchange Offer and entitled to be resold to the public by the Holder thereof without complying with the prospectus delivery requirements of the Act, (b) the date on which such Original Note has been disposed of in accordance with a Shelf Registration Statement, (c) the date on which such Original Note is disposed of by a broker-dealer pursuant to the "Plan of Distribution" contemplated by the Exchange Offer Registration Statement (including delivery of the Prospectus contained therein) or (d) the date on which such Original Note is distributed to the public pursuant to Rule 144 under the Act.

  The summary herein of certain provisions of the Registration Rights Agreement is a description of the material provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Exchange Offer Registration Statement.

  Except as set forth herein, after consummation of the Exchange Offer, holders of Original Notes have no registration or exchange rights under the Registration Rights Agreement. See""--Consequences of Failure to Exchange," and "--Resales of Exchange Notes; Plan of Distribution."

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

CONSEQUENCES OF FAILURE TO EXCHANGE

  The Original Notes which are not exchanged for Exchange Notes pursuant to an Exchange Offer and are not included in a resale prospectus will remain Transfer Restricted Securities. Accordingly, such Original Notes may not be offered, sold or otherwise transferred prior to the date which is two years after the later of the date of original issue and the last date that the Company or any affiliate of the Company was the owner of such securities (or any predecessor thereto) (the "Resale Restriction Termination Date") only (a) to the Company (b) pursuant to a registration statement which has been declared effective under the Securities Act, (c) for so long as the Original Notes are eligible for resale pursuant to Rule 144A, to a person the owner reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A, (d) to an "accredited investor" within the meaning of subparagraph (1), (2), (3) or (7) of paragraph (a) of Rule 501 under the Securities Act that is purchasing for his own account or for the account of such an "accredited investor" in each case in a minimum of Original Notes with a purchase price of $500,000 or (c) pursuant to any other available exemption from the registration requirements of the Securities Act, subject in each of the foregoing cases to any requirement of law that the disposition of its property or the property of such investor account or accounts be at all times within its or their control. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. If any resale or other transfer of the Original Notes is proposed to be made pursuant to clause (d) above prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee to the Company and the Trustee, which shall provide, among other things, that the transferee is an "accredited investor" within the meaning of subparagraph (1), (2), (3) or (7) of paragraph
(a) of Rule 501 under the Securities Act and that it is acquiring such Securities for investment purposes and not for distribution in violation of the Securities Act. Prior to any offer, sale or other transfer of Original Notes prior to the Resale Restriction Termination Date pursuant to clauses (d) or (e) above, the issuer and the Trustee may require the delivery of an opinion of counsel, certifications and/or other information satisfactory to each of them.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in the Prospectus and in the Letter of Transmittal, the form of which is included as Exhibit 99.1 to the Registration Statement of which this prospectus is a part, the Company will accept any and all Original Notes validly tendered and not withdrawn prior to the applicable Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Original Notes accepted in the Exchange Offer. Holders may tender some or all of their Original Notes pursuant to the Exchange Offer. However, Original Notes may be tendered only in integral multiples of $1,000 principal amount.

  The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes, except that (i) the Exchange Notes have been registered under the Securities Act and therefore will not bear legends restricting their transfer pursuant to the Securities Act, and (ii) the holders of Exchange Notes will not be entitled to rights under the Registration Rights Agreement (except under certain limited circumstances). The Exchange Notes will evidence the same debt as the Original Notes (which they replace), and will be issued under, and be entitled to the benefits of, the Indenture.

  Solely for reasons of administration (and for no other purpose) the Company
has fixed the close of business on    , 1997 as the record date for the
Exchange Offer for purpose of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially. Only a registered holder of Original Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the trustee under the governing indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of the Original Notes entitled to participate in the relevant Exchange Offer.

  Holders of the Original Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

  The Company shall be deemed to have accepted validly tendered Original Notes when, as and if it has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of the Original Notes for the purposes of receiving the Exchange Notes.

  If any tendered Original Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Original Notes will be returned without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

  Holders who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Original Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with their Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSION; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time on    ,
1997, unless the Company extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which such Exchange Offer is extended.

  In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, prior to 9:00 a.m., New York City time, on the next Business Day after the previously scheduled Expiration Date.

  The Company reserves the right, in its sole discretion, (i) to delay accepting any Original Notes, (ii) extend the Exchange Offer, (iii) if the condition set forth below under "--Conditions of the Exchange" shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (iv) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, it will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes and the Exchange Offer will be extended for a period of five to ten business days, as required by law, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

  Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, termination or amendment of its Exchange Offer, the Company shall not have an obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release thereof to the Dow Jones News Service.

PROCEDURES FOR TENDERING

  Only a registered holder of Original Notes may tender such Original Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, have the signatures thereon guaranteed if required by such Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal to the Exchange Agent at the address set forth below under "--Exchange Agent" for receipt prior to the applicable Expiration Date. In addition, either (i) certificates for such Original Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Original Notes into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the applicable Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Letter of Transmittal and all other required documents must be received by the Exchange Agent at the address set forth below under "--Exchange Agent" prior to the applicable Expiration Date.

  The tender by a holder will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal applicable to such Exchange Offer.

  THE METHOD OF DELIVERY OF THE ORIGINAL NOTES AND THE APPLICABLE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE APPLICABLE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR ORIGINAL NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Original Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal designated for such Original Notes, or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a participant in a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

  If a Letter of Transmittal is signed by a person other than the registered holder of any Original Notes listed therein, such Original Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Original Notes, with signature guaranteed by an Eligible Institution.

  If a Letter of Transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Company, as applicable, of their authority to so act must be submitted with the Letter of Transmittal designated for such Original Notes.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Original Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes the issuer's acceptance of which would, in the opinion of counsel for such issuer, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Original Notes. The interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) by the Company will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Original Notes issued by it, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Original Notes received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if Original Notes are submitted in a principal amount greater than the principal amount of Original Notes being tendered by such tendering holder, such unaccepted or non-exchanged Original Notes will be returned by the Exchange Agent to the tendering holders (or, in the case of Original Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such unaccepted or non-exchanged Original Notes will be credited to an account maintained with such Book-Entry Transfer Facility), unless otherwise provided in the Letter of Transmittal designated for such Original Notes, as soon as practicable following the applicable Expiration Date.

  By tendering Original Notes in the Exchange Offer, each registered holder will represent to the issuer of such Original Notes that, among other things,
(i) the Exchange Notes to be acquired by the holder and any beneficial owner(s) of such Original Notes ("Beneficial Owner(s)") in connection with the Exchange Offer are being acquired by the holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s),
(ii) the holder and each Beneficial Owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in a distribution of the Exchange Notes, (iii) the holder and each Beneficial Owner acknowledge and agree that (x) any person participating in an Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction with respect to the Exchange Notes acquired by such person and cannot rely on the position of the Staff of the Commission set forth in no-action letters that are discussed herein under "--Resales of the Exchange Notes," and (y) any Participating Broker-Dealer that receives Exchange Notes for its own account in exchange for Original Notes pursuant to an Exchange Offer must deliver a prospectus in connection with any resale of such Exchange Notes, but by so acknowledging, the holder shall not be deemed to admit that, by delivering a prospectus, it is an "underwriter" within the meaning of the Securities Act,
(iv) neither the holder nor any Beneficial Owner is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company except as otherwise disclosed to the Company in writing, and (v) the holder and each Beneficial Owner understands that a secondary resale transaction described in clause
(iii) above should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Commission.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Original Notes at the Book-Entry Transfer Facility, for purposes of the Exchange Offers, within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Original Notes by causing the Book-Entry Transfer Facility to transfer such Original Notes into the Exchange Agent's account at the

Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Original Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the applicable Letter of Transmittal, with any required signature guarantees and any other documents, must be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to the applicable Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Original Notes and (i) whose Original Notes are not immediately available, or (ii) who cannot deliver their Original Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the applicable Expiration Date, may effect a tender if:

    (1) The tender is made through an Eligible Institution;

    (2) Prior to the applicable Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail, hand delivery or facsimile transmission) setting forth the name and address of the holder, the certificate number(s) of such Original Notes and the principal amount of the Original Notes being tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the applicable Expiration Date, the applicable Letter of Transmittal together with the certificate(s) representing the Original Notes (or a Book-Entry Confirmation) and any other documents required by the applicable Letter of Transmittal will be delivered by the Eligible Institution to the Exchange Agent; and

    (3) Such properly completed and executed Letter of Transmittal, as well as the certificate(s) representing all tendered Original Notes in proper form for transfer (or a Book-Entry Confirmation) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the applicable Expiration Date.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Original Notes pursuant to an Exchange Offer may be withdrawn, unless theretofore accepted for exchange as provided in the applicable Exchange Offer, at any time prior to the Expiration Date of that Exchange Offer.

  To be effective, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Original Notes to be withdrawn (the "Depositor"), (ii) identify the Original Notes to be withdrawn (including the certificate number or numbers and aggregate principal amount of such Original Notes), and (iii) be signed by the holder in the same manner as the original signature on the applicable Letter of Transmittal (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole respective discretion, which determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are retendered. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under""--Procedures for Tendering" at any time prior to the applicable Expiration Date.

  Any Original Notes which have been tendered but which are not accepted for exchange due to the rejection of the tender due to uncured defects or the prior termination of the applicable Exchange Offer, or which have been validly withdrawn, will be returned to the holder thereof (unless otherwise provided in the Letter of Transmittal), as soon as practicable following the applicable Expiration Date or, if so requested in the notice of withdrawal, promptly after receipt by the issuer of the Original Notes of notice of withdrawal without cost to such holder.

CONDITIONS OF THE EXCHANGE OFFER

  The Exchange Offer is subject to the condition that the Exchange Offer, or the making of any exchange by a holder, does not violate applicable law or any applicable interpretation of the staff of the Commission. If there has been a change in commission policy such that in the reasonable opinion of Counsel to the Company there is a substantial question whether the Exchange Offer is permitted by applicable federal law, the Company has agreed to seek a no-action letter or other favorable decision from the Commission allowing the Company to consummate the Exchange Offer.

  If the Company determines that the Exchange Offer is not permitted by applicable Federal law, it may terminate the Exchange Offer. In connection therewith the Company may (i) refuse to accept any Original Notes and return any Original Notes that have been tendered by the holders thereof, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the Expiration of the Exchange Offer, subject to the rights of such holders of tendered Original Notes to withdraw their tendered Original Notes, or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Original Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Original Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Original Notes, if the Exchange Offer would otherwise expire during such period.

EXCHANGE AGENT

  The Chase Manhattan Bank has been appointed as "Exchange Agent" for the Exchange Offer. Questions and request for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and other documents should be directed to the Exchange Agent addressed as follows:

  By Registered or Certified Mail or Hand or Overnight Delivery:

    The Chase Manhattan Bank
    55 Water Street
    Room 234, North Building
    New York, New York 10041
    Attention: Carlos Esteves

    Confirm By Telephone:
    Carlos Esteves: (212) 638-0828

    Facsimile Transmissions:
    (ELIGIBLE INSTITUTIONS ONLY)
    Carlos Esteves: (212) 638-7375 or (212) 344-9367

  Delivery to other than the above addresses or facsimile numbers will not constitute a valid delivery.

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

  No dealer-manager has been retained in connection with the Exchange Offer and no payments will be made to brokers, dealers or others soliciting acceptance of the Exchange Offer. However, reasonable and customary fees will be paid to the Exchange Agent for its service and it will be reimbursed for its reasonable out-of-pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately [$ .] Such expenses include fees and expenses of the Exchange Agent and the Trustee under the Indenture, accounting and legal fees and printing costs, among others.

  The Company will pay all transfer taxes, if any, applicable to the exchange of the Original Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Original Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

  The carrying values of the Original Notes are not expected to be materially different from the fair value of the Exchange Notes at the time of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALES OF THE EXCHANGE NOTES; PLAN OF DISTRIBUTION

  Based on no-action letters issued by the staff of the Commission to third parties, the Company believes the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Original Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such Original Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that the holder is acquiring the Exchange Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Original Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. In the event that the Company's belief is inaccurate, holders of Exchange Notes who transfer Exchange Notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability under the Securities Act. The Company does not assume or indemnify holders against such liability.

  Each affiliate of the Company must acknowledge that such person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. Each Participating Broker-Dealer that receives Exchange Notes in exchange for Original Notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. Although a Participating Broker-Dealer may be an "underwriter" within the meaning of the Securities Act, the Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of Exchange Notes received in exchange for Original Notes.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the material federal income tax consequences associated with the receipt, ownership, and disposition of the Exchange Notes by holders who exchange original Notes for Exchange Notes. The following summary does not discuss all of the aspects of federal income taxation that may be relevant to a prospective holder of the Exchange Notes in light of his or her particular circumstances, or to certain types of holders (including dealers in securities, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, S corporations, and except as discussed below, foreign corporations, persons who are not citizens or residents of the United States and persons who hold the Notes as part of a hedge, straddle, "synthetic security" or other integrated investment) which are subject to special treatment under the federal income tax laws. This discussion also does not address the tax consequences to nonresident aliens or foreign corporations that are subject to United States federal income tax on a net basis on income with respect to an Exchange Note because such income is effectively connected with the conduct of a U.S. trade or business. Such holders generally are taxed in a similar manner to U.S. Holders (as defined below); however, certain special rules may apply. In addition, this discussion is limited to holders who hold the Exchange Notes as capital assets within the meaning of Section 1221 of the Code. This summary also does not describe any tax consequences under state, local, or foreign tax laws.

  The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions all in effect as of the date hereof, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the Exchange Notes. The Company has not sought and will not seek any rulings or opinions from the IRS or counsel with respect to the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the Exchange Notes which are different from those discussed herein.

  PROSPECTIVE HOLDERS OF EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES THAT MAY APPLY TO THEM, AS WELL AS THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

  A U.S. Holder is any holder who or which is (i) a citizen or resident of the United States; (ii) treated as a domestic corporation or domestic partnership;
(iii) an estate other than a "foreign estate" as defined in Section 7701(a)(31) of the Code; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

  Exchange of Original Notes for Exchange Notes. The exchange by a U.S. Holder of an Original Note for an Exchange Note pursuant to the Exchange Offer will not constitute a taxable exchange of the Original Note if the economic terms of the Exchange Note (including the interest rate) are identical to the economic terms of the Original Note. Under recently promulgated Treasury regulations (the "Section 1001 Regulations") relating to modifications and exchanges of debt instruments, with certain exceptions, an alteration of a legal right or obligation that occurs by operation of the terms of a debt instrument is not a modification of the debt instrument and thus does not result in a taxable exchange. Therefore, even if Liquidated Damages were payable with respect to the Original Notes but not with respect to the Exchange Notes, the exchange of an Original Note for an Exchange Note would not be treated as a taxable exchange. Accordingly, the Company intends to take the position that in the circumstances described in the preceding sentence, the exchange will not constitute a taxable exchange of the Original Notes. As a result, there should be no U.S. Federal income tax consequences to Holders exchanging the Original Notes for the Exchange Notes.

  TAXATION OF STATED INTEREST. In general, U.S. Holders of the Notes will be required to include interest received thereon in taxable income as ordinary income at the time it accrues or is received, in accordance with the holder's regular method of accounting for federal income tax purposes.

  SALE OR OTHER TAXABLE DISPOSITION OF THE NOTES. The sale, exchange, redemption, retirement or other taxable disposition of a Note will result in the recognition of gain or loss to a U.S. Holder in an amount equal to the difference between (a) the amount of cash and fair market value of property received in exchange therefor (except to the extent attributable to the payment of accrued but unpaid stated interest) and (b) the holder's adjusted tax basis in such Note. A holder's initial tax basis in a Note purchased by such holder will be equal to the price paid for the Note.

  Any gain or loss on the sale or other taxable disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if the Note had been held for more than one year (the maximum rate of tax on any such long-term capital gain being further reduced if the Note were held for more than eighteen months). If the Note has been held for one year or less, the gain or loss will be short-term capital gain or loss. Payments on such disposition for accrued interest not previously included in income will be treated as ordinary interest income.

  BACKUP WITHHOLDING. The backup withholding rules require a payor to deduct and withhold a tax if (i) the payee fails to furnish a taxpayer identification number ("TIN") in the prescribed manner, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) the payee has failed to report properly the receipt of "reportable payments" and the IRS has notified the payor that withholding is required, or (iv) the payee fails to certify under the penalty of perjury that such payee is not subject to backup withholding. If any one of the events discussed above occurs with respect to a holder of Notes, the Company, its paying agent or other withholding agent will be required to withhold a tax equal to 31% of any interest and, in certain circumstances, cash received upon the disposition of a Note. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a refund or credit against such holder's U.S. federal income tax, provided that the U.S. Holder furnished the required information to the IRS. Certain holders (including, among others, corporations and certain tax-exempt organizations) are not subject to the backup withholding requirements.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

  This section discusses special rules applicable to a Non-U.S. Holder of Notes. For purposes hereof, a "Non-U.S. Holder" is any person who is not a U.S. Holder and is not subject to U.S. federal income tax on a net basis on income with respect to a Note because such income is effectively connected with the conduct of a U.S. trade or business.

  INTEREST. Payments of interest to a Non-U.S. Holder that do not qualify for the portfolio interest exception discussed below will be subject to withholding of U.S. federal income tax at a rate of 30% unless a U.S. income tax treaty applies to reduce the rate of withholding. To claim a treaty reduced rate, the Non-U.S. Holder must provide a properly executed Form 1001 (or successor form).

  Interest that is paid to a Non-U.S. Holder on a Note will not be subject to U.S. income or withholding tax if the interest qualified as "portfolio interest." Generally, interest on the Notes that is paid by the Company will qualify as portfolio interest if (i) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote; (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership for U.S. federal income tax purposes; (iii) the Non-U.S. Holder is not a bank receiving interest on a loan entered into in the ordinary course of business; and (iv) either (x) the beneficial owner of the Note provides the Company or its paying agent, a properly executed certification on IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury that the beneficial owner is not a "U.S. person" for U.S. federal income tax purposes and that provides the beneficial owner's name and address, or (y) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its business holds the Note and certifies to the Company or its agent under penalties of perjury that the IRS Form W-8 (or a suitable substitute) has been received by it from the beneficial owner of the Note or a qualifying intermediary and furnishes the payor a copy thereof.

  SALE, EXCHANGE OR RETIREMENT OF NOTES. Any gain realized by a Non-U.S. Holder on the sale, exchange or retirement of the Notes, will generally not be subject to U.S. federal income tax or withholding unless (i) the Non-U.S. Holder is an individual who was present in the U.S. for 183 days or more in the taxable year of the disposition and meets certain other requirements; or
(ii) the Non-U.S. Holder is an individual who is a former citizen of the United States who lost such citizenship within the preceding ten-year period (or former long-term permanent resident of the United States who relinquished residency on or after February 6, 1995) whose loss of citizenship or permanent residency had as one of its principal purposes the avoidance of U.S. tax. If a Non-U.S. Holder falls under (ii) above, the holder will be taxed on the net gain derived from the sale under the graduated U.S. federal income tax rates that are applicable to U.S. citizens and resident aliens, and may be subject to withholding under certain circumstances. If a Non-U.S. Holder falls under
(i) above, the holder generally will be subject to U.S. federal income tax at a rate of 30% on the gain derived from the sale (or reduced treaty rate) and may be subject to withholding in certain circumstances.

  U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING TAX. Back-up withholding and information reporting generally will not apply to a Note issued in registered form that is beneficially owned by a Non-U.S. Holder if the certification of Non-U.S. Holder status is provided to the Company or its agent as described above in "Certain Federal Income Tax Consequences to Non-U.S. Holders -- Interest", provided that the payor does not have actual knowledge that the holder is a U.S. person. The Company may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to each Non-U.S. Holder.

  If payments of principal and interest are made to the beneficial owner of a Note by or through the foreign office of a foreign custodian, foreign nominee or other foreign agent of such beneficial owner, or if the proceeds of the sale of Notes are paid to the beneficial owner of a Note through a foreign office of a foreign "broker" (as defined in the pertinent Regulations), the proceeds will not be subject to backup withholding or information reporting (absent actual knowledge that the payee is a U.S. person). Information reporting (but not backup withholding) will apply, however, to a payment by a foreign office of a custodian, nominee, agent or broker that is (i) a U.S. person, (ii) a controlled foreign corporation for U.S. federal income tax purposes, or (iii) derives 50% or more of its gross income from the conduct of a U.S. trade or business for a specified three-year period; unless the broker has in its records documentary evidence that the holder is a Non-U.S. Holder and certain conditions are met (including that the broker has no actual knowledge that the holder is a U.S. Holder) or the holder otherwise establishes an exemption. Payment through the U.S. office of a custodian, nominee, agent or broker is subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies that it is a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption.

  Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against, or refund of, such holder's U.S. federal income tax liability, provided that certain information is provided by the holder to the IRS.

  PROSPECTIVE FINAL REGULATIONS. On October 6, 1997, the IRS released Treasury regulations that revise the procedures for withholding tax, and the associated backup withholding and information reporting rules described above for payments of interest and gross proceeds made after December 31,

1998. The regulations modify the requirements imposed on a Non-U.S. Holder or certain intermediaries for establishing the recipient's status as a Non-U.S. Holder eligible for exemption from withholding and backup withholding. In particular, the final regulations impose more stringent conditions on the ability of financial intermediaries acting for a Non-U.S. Holder to provide certifications on behalf of the Non-U.S. Holder, which may include entering into an agreement with the IRS to audit certain documentation with respect to such certifications. Non-U.S. Holders should consult their tax advisors to determine how the regulations will affect their particular circumstances.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

  The Company will not receive any proceeds from any sales of the Exchange Notes by Participating Broker-Dealers. Exchange Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer and/or the purchasers of any such Exchange Notes. Any Participating Broker-Dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offers and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Exchange Notes offered hereby will be passed upon for the Company by Ropes & Gray, One International Place, Boston, Massachusetts 02110. Certain legal matters in connection with the Exchange Notes offered hereby will be passed upon for the Subsidiary Guarantor by Nyemaster, Goode, Voigts, West, Hansel & O'Brien P.C., 700 Walnut Street, Suite 1600, Des Moines, Iowa 50309.

                                    EXPERTS

  The consolidated financial statements of Omega Cabinets, Ltd. as of December 28, 1996 and December 30, 1995 and for each of the years then ended and for the period from June 17, 1994 through December 31, 1994, and the financial statements of the Predecessor for the period from January 1, 1994 through June 16, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The statements of income and cash flows of Home-Crest Corporation for the year ended December 31, 1994 and for the period from January 1, 1995 through May 25, 1995, included in this Prospectus have been audited by Crowe, Chizek and Company LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Consolidated Financial Statements of Omega Cabinets, Ltd. and Predecessor
  Report of Independent Auditors..........................................  F-2
  Consolidated Balance Sheets as of December 30, 1995, December 28, 1996
   and September 27, 1997 (unaudited).....................................  F-3
  Consolidated Statements of Income for the period from January 1, 1994 through
   June 16, 1994 (Predecessor), period from June 17, 1994 through December
   31, 1994
   and years ended December 30, 1995 and December 28, 1996 and for the nine months ended September 28, 1996 and September 27, 1997 (unaudited)
   .......................................................................  F-4
  Consolidated Statements of Stockholder's Equity (Deficit) for the period from January 1, 1994 through June 16, 1994 (Predecessor), period from
   June 17, 1994 through
   December 31, 1994 and years ended December 30, 1995 and December 28,
   1996 and for the nine months ended September 27, 1997 (unaudited) .....  F-5
  Consolidated Statements of Cash Flows for the period from January 1,
   1994 through
   June 16, 1994 (Predecessor), period from June 17, 1994 through December
   31, 1994
   and years ended December 30, 1995 and December 28, 1996 and for the nine months ended September 28, 1996 and September 27, 1997 (unaudited)
   .......................................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
Financial Statements of Home-Crest Corporation
  Report of Independent Auditors.......................................... F-17
  Statements of Income for the year ended December 31, 1994 and period from
   January 1, 1995 through May 25, 1995................................... F-18
  Statements of Cash Flows for the year ended December 31, 1994 and period from
   January 1, 1995 through May 25, 1995................................... F-19
  Notes to Financial Statements........................................... F-20

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Omega Holdings, Inc.

  We have audited the accompanying consolidated balance sheets of Omega Cabinets, Ltd. (a wholly-owned subsidiary of Omega Holdings, Inc.) as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income, stockholder's equity (deficit), and cash flows for the years then ended and for the period from June 17, 1994 through December 31, 1994, and the statements of income, stockholder's equity, and cash flows of the Predecessor for the period from January 1, 1994 through June 16, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omega Cabinets, Ltd. at December 28, 1996 and December 30, 1995, and the consolidated results of its operations and its cash flows for the years then ended and for the period from June 17, 1994 through December 31, 1994 and of the Predecessor for the period from January 1, 1994 through June 16, 1994, in conformity with generally accepted accounting principles.

                                                              ERNST & YOUNG LLP

Des Moines, Iowa
February 28, 1997,
except for Note 9,
as to which the date

is July 24, 1997

                              OMEGA CABINETS, LTD.

                          CONSOLIDATED BALANCE SHEETS

                                      DECEMBER 30,  DECEMBER 28,  SEPTEMBER 27,
                                          1995          1996          1997
                                      ------------  ------------  -------------
                                                                   (UNAUDITED)
ASSETS (Note 4)
Current assets:
  Cash..............................  $      5,247  $      3,797  $      3,797
  Accounts receivable, less allow-
   ance for doubtful
   accounts of $1,534,000 in 1995,
   $1,628,000
   in 1996 and $1,810,000 in 1997...     8,555,847    10,766,086    14,915,988
  Inventories (Note 3)..............     8,487,059     9,295,879    11,349,443
  Prepaid expenses and other........       233,305       332,027       785,796
  Deferred income taxes (Note 6)....       625,000     1,005,000     1,235,000
                                      ------------  ------------  ------------
Total current assets................    17,906,458    21,402,789    28,290,024
Property, plant, and equipment, at
 cost:
  Land and improvements.............       857,560       931,330       931,330
  Buildings.........................    14,171,820    14,269,945    14,289,169
  Machinery and equipment...........    10,853,305    13,297,860    13,997,665
  Construction in progress..........     2,285,995     1,053,331     2,442,993
                                      ------------  ------------  ------------
                                        28,168,680    29,552,466    31,661,157
  Less accumulated depreciation.....    (1,479,958)   (3,283,729)   (4,802,859)
                                      ------------  ------------  ------------
                                        26,688,722    26,268,737    26,858,298
Deferred financing costs, less
 accumulated
 amortization of $574,279 in 1995,
 $1,132,077
 in 1996 and $172,675 in 1997.......     2,201,674     1,812,041     5,748,658
Goodwill, less accumulated
 amortization of
 $1,681,906 in 1995, $3,013,847 in
 1996
 and $4,054,374 in 1997.............    51,196,742    51,455,741    52,865,152
Deferred income taxes (Note 6)......     3,500,000     1,790,000     1,175,000
Other assets........................       712,152       847,438       799,366
                                      ------------  ------------  ------------
Total assets........................  $102,205,748  $103,576,746  $115,736,498
                                      ============  ============  ============
LIABILITIES AND STOCKHOLDER'S EQUITY
 (DEFICIT)
Current liabilities:
  Accounts payable..................  $  4,091,989  $  4,917,090  $  7,215,552
  Accrued interest..................       929,429       564,127     1,891,472
  Other accrued expenses............     4,855,898     7,771,431     6,271,440
  Current portion of long-term debt
   (Note 4).........................    10,000,000     9,000,000     2,875,000
                                      ------------  ------------  ------------
Total current liabilities...........    19,877,316    22,252,648    18,253,464
Noncurrent accrued interest (Note
 4).................................     4,092,533     5,780,414           --
Long-term debt, excluding current
 portion (Notes 4 and 9):
  Related parties...................    29,439,167    27,426,145           --
  Other.............................    53,100,000    45,210,000   142,570,000
                                      ------------  ------------  ------------
                                        82,539,167    72,636,145   142,570,000
Other liabilities...................        50,936        60,203        72,553
Deferred compensation (Note 8)......           --         57,268     2,173,000
Commitments (Note 5)
Stockholder's equity (deficit)
 (Notes 4, 8 and 9):
  Common stock, $.01 par value;
   10,000 shares
   authorized; 1,000 shares issued
   and outstanding..................            10            10            10
  Additional paid-in capital........     2,649,915     2,638,163    62,835,425
  Predecessor basis adjustment (Note
   2)...............................   (11,031,662)  (11,031,662)  (11,031,662)
  Retained earnings (deficit).......     4,027,533    11,183,557   (99,136,292)
                                      ------------  ------------  ------------
Total stockholder's equity (defi-
 cit)...............................    (4,354,204)    2,790,068   (47,332,519)
                                      ------------  ------------  ------------
Total liabilities and stockholder's
 equity (deficit)...................  $102,205,748  $103,576,746  $115,736,498
                                      ============  ============  ============

                            See accompanying notes.

                      OMEGA CABINETS, LTD. AND PREDECESSOR

                       CONSOLIDATED STATEMENTS OF INCOME

                            PREDECESSOR                               THE COMPANY
                          --------------- --------------------------------------------------------------------
                            PERIOD FROM      PERIOD FROM           YEAR ENDED            NINE MONTHS ENDED
                          JANUARY 1, 1994   JUNE 17, 1994   ------------------------ -------------------------
                              THROUGH          THROUGH      DECEMBER 30 DECEMBER 28  SEPTEMBER 28 SEPTEMBER 27
                           JUNE 16, 1994  DECEMBER 31, 1994    1995         1996         1996         1997
                          --------------- ----------------- ----------- ------------ ------------ ------------
                                                                                     (UNAUDITED)  (UNAUDITED)
Net sales...............    $24,916,530      $33,892,913    $97,958,492 $136,225,643 $101,965,284 $115,313,374
Cost of goods sold......     17,563,224       22,485,237     72,690,674   97,287,215   72,999,601   83,657,397
                            -----------      -----------    ----------- ------------ ------------ ------------
Gross profit............      7,353,306       11,407,676     25,267,818   38,938,428   28,965,683   31,655,977
Selling, general and ad-
 ministrative expenses
 (Notes 7 and 8)........      5,235,033        3,707,537     10,964,260   15,309,281   11,444,736   17,852,349
Amortization of
 goodwill...............            --           518,918      1,162,988    1,331,941      995,914    1,040,527
                            -----------      -----------    ----------- ------------ ------------ ------------
Operating income........      2,118,273        7,181,221     13,140,570   22,297,206   16,525,033   12,763,101
Interest expense........         22,321        4,123,344      9,700,914   10,441,182    7,894,083   12,615,987
                            -----------      -----------    ----------- ------------ ------------ ------------
Income before income
 taxes and extraordinary
 item...................      2,095,952        3,057,877      3,439,656   11,856,024    8,630,950      147,114
Income tax expense (Note
 6).....................            --         1,110,000      1,360,000    4,700,000    3,392,000      390,000
                            -----------      -----------    ----------- ------------ ------------ ------------
Income (loss) before
 extraordinary item.....      2,095,952        1,947,877      2,079,656    7,156,024    5,238,950     (242,886)
Extraordinary loss on
 debt refinancing, net
 of income tax benefit
 of $607,000 (Note 9)...            --               --             --           --           --      (947,443)
                            -----------      -----------    ----------- ------------ ------------ ------------
Net income (loss).......    $ 2,095,952      $ 1,947,877    $ 2,079,656 $  7,156,024 $  5,238,950 $ (1,190,329)
                            ===========      ===========    =========== ============ ============ ============



                            See accompanying notes.

                      OMEGA CABINETS, LTD. AND PREDECESSOR

           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)

                                                PREDECESSOR
                                   ADDITIONAL      BASIS        RETAINED
                          COMMON     PAID-IN     ADJUSTMENT     EARNINGS
                           STOCK     CAPITAL      (NOTE 2)     (DEFICIT)       TOTAL
                          -------  -----------  ------------  ------------  ------------
PREDECESSOR
Balance at January 1,
 1994...................  $15,000  $       --   $        --   $ 13,893,532  $ 13,908,532
 Net income for period
  ended June 16, 1994...      --           --            --      2,095,952     2,095,952
 Distributions to
  stockholders..........      --           --            --     (1,814,216)   (1,814,216)
                          -------  -----------  ------------  ------------  ------------
Balance at June 16,
 1994...................  $15,000  $       --   $        --   $ 14,175,268  $ 14,190,268
                          =======  ===========  ============  ============  ============
THE COMPANY
Initial capitalization
 of Company.............  $    10  $ 1,874,990  $        --   $        --   $  1,875,000
Adjustment for cost in
 excess of predecessor
 basis attributable to
 continuing ownership
 interest (Note 2)......      --           --    (11,031,662)          --    (11,031,662)
                          -------  -----------  ------------  ------------  ------------
Balance at inception,
 June 17, 1994..........       10    1,874,990   (11,031,662)          --     (9,156,662)
 Issuance of common
  stock at parent-level
  credited to the
  Company...............      --       125,000           --            --        125,000
Net income for period
 ended December 31,
 1994...................      --           --            --      1,947,877     1,947,877
                          -------  -----------  ------------  ------------  ------------
Balance at December 31,
 1994...................       10    1,999,990   (11,031,662)    1,947,877    (7,083,785)
 Issuance of common
  stock at parent-level
  credited to the
  Company...............      --       756,862           --            --        756,862
 Redemption of common
  stock at parent-level
  charged to the
  Company...............      --      (106,937)          --            --       (106,937)
 Net income for 1995....      --           --            --      2,079,656     2,079,656
                          -------  -----------  ------------  ------------  ------------
Balance at December 30,
 1995...................       10    2,649,915   (11,031,662)    4,027,533    (4,354,204)
 Common stock issued for
  stock options
  exercised at parent-
  level credited to the
  Company...............      --         3,879           --            --          3,879
 Redemption of common
  stock at parent-level
  charged to the
  Company...............      --       (15,631)          --            --        (15,631)
 Net income for 1996....      --           --            --      7,156,024     7,156,024
                          -------  -----------  ------------  ------------  ------------
Balance at December 28,
 1996...................       10    2,638,163   (11,031,662)   11,183,557     2,790,068
 Capital contribution by
  parent (Note 9).......       10   62,248,425           --            --     62,248,435
 Dividend to parent to
  redeem common stock at
  parent-level (Note 9).      (10)  (2,638,163)          --   (109,129,520) (111,767,693)
 Noncash capital
  contribution (Note 5).      --       587,000           --            --        587,000
 Net loss for period
  ended September 27,
  1997..................      --           --            --     (1,190,329)   (1,190,329)
                          -------  -----------  ------------  ------------  ------------
Balance at September 27,
 1997 (unaudited).......  $    10  $62,835,425  $(11,031,662) $(99,136,292) $(47,332,519)
                          =======  ===========  ============  ============  ============

                            See accompanying notes.

                      OMEGA CABINETS, LTD. AND PREDECESSOR

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            PREDECESSOR                                 THE COMPANY
                          --------------- --------------------------------------------------------------------------
                            PERIOD FROM      PERIOD FROM
                          JANUARY 1, 1994   JUNE 17, 1994          YEAR ENDED                NINE MONTHS ENDED
                              THROUGH          THROUGH      DECEMBER 30,  DECEMBER 28,  SEPTEMBER 28,  SEPTEMBER 27,
                           JUNE 16, 1994  DECEMBER 31, 1994     1995          1996          1996           1997
                          --------------- ----------------- ------------  ------------  -------------  -------------
                                                                                         (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).......    $ 2,095,952      $ 1,947,877    $ 2,079,656   $  7,156,024  $  5,238,950   $  (1,190,329)
Adjustments to reconcile
 net income (loss) to
 net cash provided
 (used) by operating
 activities:
 Extraordinary loss.....            --               --             --             --            --          947,443
 Depreciation...........        524,697          293,016      1,195,909      1,840,936     1,324,337       1,526,658
 Amortization...........         13,658          670,753      1,585,432      1,889,739     1,414,090       1,473,877
 Noncash stock option
  and warrant expense...            --               --             --          57,268           --        5,481,000
 Deferred income taxes..            --           535,000      1,545,000      1,330,000       995,000         385,000
 Changes in operating
  assets and
  liabilities:
   Accounts receivable..     (1,263,001)        (264,453)     2,737,200     (2,210,239)   (4,393,314)     (4,149,902)
   Inventories..........       (752,631)          17,168      2,040,271       (808,820)   (1,342,522)     (2,053,564)
   Prepaid expenses and
    other...............         (6,859)         179,779        (24,494)       (98,722)       20,344        (453,769)
   Other assets.........         68,584           16,470       (534,685)      (135,286)      (81,876)         48,072
   Accounts payable.....      1,303,084          382,895     (1,032,173)       825,101     1,768,945       2,298,462
   Accrued interest.....            --         1,940,470      3,081,492      1,322,579     2,917,456      (4,453,069)
   Other accrued
    expenses............      1,647,127          367,419     (3,602,518)     2,084,487     4,007,622         (61,945)
   Other liabilities....          4,325            2,102          5,886          9,267         7,358          (2,174)
                            -----------      -----------    -----------   ------------  ------------   -------------
Net cash provided (used)
 by operating
 activities.............      3,634,936        6,088,496      9,076,976     13,262,334    11,876,390        (204,240)
INVESTING ACTIVITIES
Purchases of property,
 plant, and equipment...     (1,726,625)      (2,565,301)    (3,044,655)    (1,420,951)     (835,993)     (2,116,219)
Payment for acquisition
 of businesses, net of
 cash acquired (Note 2).            --       (55,076,328)   (29,812,853)           --            --              --
Additions to goodwill...            --          (956,802)      (317,425)      (759,894)     (750,000)     (3,281,046)
                            -----------      -----------    -----------   ------------  ------------   -------------
Net cash used in
 investing activities...     (1,726,625)     (58,598,431)   (33,174,933)    (2,180,845)   (1,585,993)     (5,397,265)
FINANCING ACTIVITIES
Proceeds from long-term
 debt...................            --        57,162,574     31,139,167      1,000,000       300,000     146,670,000
Payments for deferred
 financing costs........            --        (1,689,865)    (1,086,088)      (168,165)     (167,423)     (5,908,392)
Payments of long-term
 debt...................       (319,971)      (4,562,574)    (6,600,000)   (11,903,022)  (10,413,022)    (82,861,145)
Capital contribution by
 parent.................            --         1,600,000        756,862          3,879           --       62,248,435
Payment to parent to
 redeem common stock and
 options at parent-
 level..................            --               --        (106,937)       (15,631)      (11,752)   (114,547,393)
Distributions to
 stockholders...........     (1,814,216)             --             --             --            --              --
                            -----------      -----------    -----------   ------------  ------------   -------------
Net cash provided (used)
 by financing
 activities.............     (2,134,187)      52,510,135     24,103,004    (11,082,939)  (10,292,197)      5,601,505
                            -----------      -----------    -----------   ------------  ------------   -------------
Net increase (decrease)
 in cash................       (225,876)             200          5,047         (1,450)       (1,800)            --
Cash at beginning of
 period.................        535,759              --             200          5,247         5,247           3,797
                            -----------      -----------    -----------   ------------  ------------   -------------
Cash at end of period...    $   309,883      $       200    $     5,247   $      3,797  $      3,447   $       3,797
                            ===========      ===========    ===========   ============  ============   =============
SUPPLEMENTAL DISCLOSURES
Interest paid in cash...    $    23,928      $ 2,010,952    $ 6,215,915   $  8,533,032  $  4,976,627   $  20,372,056
Income taxes paid in
 cash...................            --       $   437,500    $   673,466   $  2,809,445     1,659,709       2,735,823
Noncash investing and
 financing activities
 (Note 2):
 Securities issued for
  acquisition of
  business:
   Long-term debt.......                     $15,400,000    $       --    $        --   $        --    $         --
   Common stock of
    parent..............    $       --       $   400,000    $       --    $        --   $        --    $         --
 Accrued goodwill
  addition for
  additional purchase
  price payment.........    $       --       $   892,000    $       --    $    831,046  $        --    $         --

                            See accompanying notes.

                     OMEGA CABINETS, LTD. AND PREDECESSOR

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           FOR THE PERIOD FROM JANUARY 1, 1994 THROUGH JUNE 16, 1994

   (PREDECESSOR) AND PERIOD FROM JUNE 17, 1994 THROUGH DECEMBER 31, 1994 AND YEARS ENDED DECEMBER 30, 1995 AND DECEMBER 28, 1996 AND NINE MONTHS ENDED
    SEPTEMBER 28, 1996 (UNAUDITED) AND SEPTEMBER 27, 1997 (UNAUDITED)

1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

  Omega Cabinets, Ltd. commenced operations in 1994 upon acquiring the former Omega Cabinets, Ltd. ("Predecessor"--see Note 2). Omega Cabinets, Ltd. individually or collectively with the Predecessor is hereafter referred to as "the Company." The Company manufactures custom, semi-custom and stock cabinetry for the home, including primarily kitchen and bath cabinets, for sale to independent dealers, home centers and lumber yards throughout the United States.

  The Company is a wholly-owned subsidiary of Omega Holdings, Inc. ("Holdings"). Holdings has no operations and its sole asset is its investment in the common stock of the Company. Certain junior subordinated notes issued by Holdings to its stockholders have been "pushed down" to the Company for financial reporting purposes. Holdings' acquisition cost of acquiring the Predecessor and HomeCrest Corporation ("HomeCrest")--see Note 2, including a predecessor basis adjustment, have been reflected in the accounts of the Company.

FISCAL YEAR

  The Company follows a 52/53 week fiscal year. Both fiscal 1995 and 1996 consisted of 52 weeks.

INTERIM FINANCIAL INFORMATION

  The consolidated financial statements as of September 27, 1997 and for the nine months ended September 28, 1996 and September 27, 1997 and related disclosures in these notes have not been audited. The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 27, 1997 are not necessarily indicative of the results that may be expected for the year ended December 27, 1997.

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements for periods since June 17, 1994 include the accounts of the Company and its wholly-owned subsidiaries, HomeCrest and Panther Transport, Inc. ("Panther"). Significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     OMEGA CABINETS, LTD. AND PREDECESSOR

ACCOUNTS RECEIVABLE

  Concentrations of credit risk with respect to trade receivables are limited due to the number of customers and their geographic dispersion. The Company performs initial and periodic credit evaluations of its customers and generally does not require collateral.

INVENTORIES

  The Company states inventories at the lower of cost or market using the first-in, first-out (FIFO) method.

  The Predecessor stated inventory cost on the last-in, first-out (LIFO) method. At June 16, 1994, current cost exceeded the LIFO value by approximately $198,000.

PROPERTY, PLANT AND EQUIPMENT

  Depreciation is provided on the straight-line method over the estimated useful lives of the assets, including 40 years for buildings and 5-10 years for machinery and equipment.

DEFERRED FINANCING COSTS AND GOODWILL

  Deferred financing costs are amortized over the term of the related loans ranging primarily from 6 to 10 years. Goodwill, representing the excess of purchase price over the underlying net assets of businesses acquired, is amortized on the straight-line method over 40 years. The carrying value of goodwill is reviewed continually to determine whether any impairment has occurred. This review takes into consideration the recoverability of the unamortized amounts based on the estimated undiscounted cash flows of the related business. To the extent that the estimated undiscounted future cash flows are less than the carrying value of the related goodwill, an impairment loss can be measured based upon various methods, including undiscounted cash flows, discounted cash flows and fair value. Based upon undiscounted cash flows, no impairment of goodwill was determined to exist and, accordingly, no measurement was required.

INCOME TAXES

  The Company files a consolidated income tax return with Holdings. All income taxes allocated to the Company have been computed on a separate return basis.

  The Company follows the liability method of accounting for income taxes, under which deferred income tax assets and liabilities are determined based on the difference between financial reporting and income tax bases of assets and liabilities using the enacted marginal tax rates. Deferred income tax expense is based on the changes in the asset or liability from period to period. Temporary differences result primarily from goodwill basis differences, amortization of goodwill, depreciation, inventory valuation, stock option expense, and certain reserves and accruals.

  See Note 6 regarding Predecessor's accounting for income taxes.

ADVERTISING

  The Company expenses advertising costs as incurred. Advertising expense was approximately $366,000 for the period from January 1, 1994 through June 16, 1994 (Predecessor), $570,000 for the

                     OMEGA CABINETS, LTD. AND PREDECESSOR
period from June 17, 1994 through December 31, 1994, $1,297,000 in 1995, $1,677,000 in 1996, and $1,625,000 and $1,471,000 in the nine months ended
September 28, 1996 and September 27, 1997, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  Financial instruments include accounts receivable, accounts payable, and long-term debt. Management believes the fair value of accounts receivable and accounts payable approximate their carrying value in the balance sheet as of each balance sheet date. The fair value of the long-term debt is estimated based on anticipated interest rates which management believes would currently be available to the Company for similar issues of debt, taking into account the current credit risk of the Company and other market factors. The fair value of the senior bank loans and junior subordinated notes is estimated to approximate the carrying amount in the December 28, 1996 balance sheet. The estimated fair value of other long-term debt at December 28, 1996 is as follows:

                                                         CARRYING    ESTIMATED
                                                          AMOUNT    FAIR VALUE
                                                        ----------- -----------
      Senior subordinated note......................... $ 5,000,000 $ 5,700,000
      Subordinated notes...............................  11,000,000  13,500,000

  The fair value of the Company's long-term debt at December 30, 1995 was estimated to approximate its carrying amount in the balance sheet.

EMERGING ACCOUNTING ISSUES

  The Company is not aware of any accounting standards which have been issued and which will require the Company to change current accounting policies or adopt new policies, the effect of which would be material to the consolidated financial statements.

2. ACQUISITIONS

  On May 26, 1995, the Company acquired the operating assets of HomeCrest in a transaction accounted for as a purchase. The cash purchase price was $29,000,000, subject to certain defined adjustments which had not yet been finalized as of December 30, 1995. The aggregate purchase price, including fees and expenses of $812,853, was allocated based on fair value as follows:

      Accounts receivable.......................................... $ 6,140,077
      Inventories..................................................   6,551,831
      Prepaids and other assets....................................     184,902
      Property, plant, and equipment...............................  11,276,265
      Goodwill.....................................................  12,710,201
      Accounts payable.............................................  (2,826,199)
      Accrued expenses.............................................  (4,224,224)
                                                                    -----------
                                                                    $29,812,853
                                                                    ===========

  The adjusted purchase price for HomeCrest was finalized in 1996 resulting in additional purchase price of $759,894, which was allocated to goodwill.

                     OMEGA CABINETS, LTD. AND PREDECESSOR

  The results of operations of HomeCrest from the date of purchase are included in the accompanying consolidated statements of income. Pro forma amounts for 1995, assuming that the purchase occurred at the beginning of the period, are as follows:

      Net sales.................................................... $123,988,000
      Net income................................................... $  1,470,000

  On June 17, 1994, the Company acquired all of the outstanding common stock of the Predecessor in a transaction accounted for as a purchase. The aggregate purchase price of $71,137,709, including fees and expenses of $967,709, consisted of cash of $55,337,709, notes to the sellers of $13,000,000, and issuance of $400,000 of Holdings common stock and $2,400,000 of junior subordinated debt. The purchase price was allocated, based on fair values, as follows:

      Cash......................................................... $   261,381
      Accounts receivable..........................................   4,888,517
      Inventories..................................................   3,992,667
      Property, plant, and equipment...............................  11,291,426
      Goodwill.....................................................  38,894,220
      Deferred income taxes........................................   6,205,000
      Other assets.................................................     397,625
      Liabilities assumed..........................................  (5,824,789)
      Predecessor basis adjustment to equity.......................  11,031,662
                                                                    -----------
                                                                    $71,137,709
                                                                    ===========

  Certain additional purchase price amounts, up to a maximum of $7 million, may be due each year through 1999 based on whether specified levels of operating income are achieved. Additional amounts, if earned, are recorded as goodwill when they become due ($892,000, none, and $831,046 earned in 1994, 1995 and 1996, respectively). In June 1997, the Company's obligation to pay any future contingent amounts was terminated in exchange for a final purchase price payment of $2,450,000.

  The former owners of the Predecessor acquired a 20% continuing ownership interest in Holdings. Generally accepted accounting principles require Holdings and the Company to record a reduction to stockholder's equity representing the cost in excess of the predecessor basis attributable to the continuing ownership interest. Accordingly, a predecessor basis adjustment of $11,031,662 has been reflected in Holdings and the Company's stockholder's equity.

3. INVENTORIES

  Inventories consist of the following:

                                            DECEMBER 30 DECEMBER 28 SEPTEMBER 27
                                               1995        1996         1997
                                            ----------- ----------- ------------
      Raw materials........................ $3,700,929  $3,857,984  $ 4,574,525
      Work-in-process......................  2,836,554   3,398,280    3,931,795
      Finished goods.......................  1,949,576   2,039,615    2,843,123
                                            ----------  ----------  -----------
                                            $8,487,059  $9,295,879  $11,349,443
                                            ==========  ==========  ===========

                     OMEGA CABINETS, LTD. AND PREDECESSOR

4. LONG-TERM DEBT

  Long-term debt consists of the following:

                                            DECEMBER 30 DECEMBER 28 SEPTEMBER 27
                                               1995        1996         1997
                                            ----------- ----------- ------------
Senior bank loans; interest at LIBOR plus
 2.625% (8.25% at December 28, 1996)......  $58,100,000 $49,210,000 $        --
Senior subordinated note; interest at
 13.5%, partially deferred................    5,000,000   5,000,000          --
Senior bank revolving loan, due December
 2002, interest at LIBOR plus 2.5% (8.17%
 at September 27, 1997)...................          --          --     6,250,000
Senior bank term loan, payable in
 increasing quarterly installments through
 December 2003; interest at LIBOR plus
 2.5% (8.23% at September 27, 1997).......          --          --    36,195,000
Senior subordinated notes, due June 2007,
 interest at 10.5%........................          --          --   100,000,000
Subordinated notes to related parties;
 interest at 15.458%, partially deferred..   11,000,000  11,000,000          --
Junior subordinated notes to common
 stockholders of Holdings; interest at
 14%, deferred to June 1997...............   16,439,167  16,426,145          --
Other.....................................    2,000,000         --     3,000,000
                                            ----------- ----------- ------------
                                             92,539,167  81,636,145  145,445,000
Less amounts due within one year..........   10,000,000   9,000,000    2,875,000
                                            ----------- ----------- ------------
Long-term debt, excluding current portion.  $82,539,167 $72,636,145 $142,570,000
                                            =========== =========== ============

  Concurrent with the OMC Merger described in Note 9, the Company repaid all of its existing long-term debt as of June 13, 1997 and entered into an agreement with a bank syndicate providing for a New Bank Credit Facility, consisting of a Term Facility of up to $40 million and a Revolving Facility of up to $20 million. The New Bank Credit Facility is permitted by the terms of the senior subordinated notes to be increased to a total borrowing capacity of $120 million. The New Bank Credit Facility is guaranteed by Holdings and is secured by all of the stock and assets of the Company.

  The Term Facility is payable in graduated quarterly installments increasing from approximately $600,000 in 1997 to $2,300,000 in 2002 with the balance due in the two quarters after September 2003. The Term Facility matures December 2003. The Revolving Facility matures December, 2002 and has no scheduled interim payments. Amounts are drawn against the Term and Revolving facilities in the form of term and revolver loans with various maturity dates. Interest on both the term and revolver loans is payable at the maturity date of each of the individual loans. Additional loan payments are due each year based on 75% of the Company's defined excess cash flow, if any. These mandatory payments will be applied first to repay the term loan and then to the permanent reduction of the revolving loan. In addition, the Company is required to make prepayments on the term and revolving loans under certain other circumstances, including certain sales of assets or issuance of debt or equity securities. The agreement contains various restrictive covenants including requirements to meet certain financial covenants.

  The 10.5% senior subordinated notes were issued to retire certain bridge loans related to the OMC Merger (see Note 9). Interest on the notes is payable semi-annually. The senior subordinated

                     OMEGA CABINETS, LTD. AND PREDECESSOR
notes are subordinated in right and payment to the senior bank loans, and are generally not redeemable at the Company's option prior to June 2002, except in certain circumstances. Beginning in June 2002, the notes may be redeemed at the Company's option at 105.25% of principal, declining 1.75% annually to 100% in June 2005. The related indenture agreement contains various restrictive covenants, including a restriction on payment of dividends.

  In November 1996, the Company voluntarily paid all cumulative deferred interest on its senior subordinated note and subordinated notes to related parties. Interest expense incurred on these related party notes was approximately $996,000 for the period ended December 31, 1994, $1,776,000 in 1995, $1,824,000 in 1996, and $1,338,000 and $778,000 in the nine months ended
September 28, 1996 and September 27, 1997, respectively. Interest expense on the junior subordinated notes to Holdings' stockholders was approximately $873,000 for the period from June 17, 1994 through December 31, 1994, $2,162,000 in 1995, $2,715,000 in 1996, and $1,997,000 and $1,322,000 in the
nine months ended September 28, 1996 and September 27, 1997, respectively.

  As of September 27, 1997, aggregate future maturities of long-term debt are as follows:

   1997............................................................ $    625,000
   1998............................................................    3,250,000
   1999............................................................    4,750,000
   2000............................................................    5,750,000
   2001............................................................    6,750,000
   Thereafter......................................................  124,320,000
                                                                    ------------
                                                                    $145,445,000
                                                                    ============

5. COMMITMENTS

  The Company leases transportation equipment, facilities and equipment under noncancelable operating leases with lease terms of 3 to 8 years. The Company expects that generally leases will be renewed under renewal options or the leased assets will be replaced in the normal course of business. Total rental expense under operating leases was approximately $543,000 for the period from January 1, 1994 through June 16, 1994 (Predecessor) and $646,000 for the period from June 17, 1994 through December 31, 1994, $1,335,000 in 1995, $1,686,000 in 1996, and $1,327,000 and $1,137,000 in the nine months ended
September 28, 1996 and September 27, 1997, respectively.

                     OMEGA CABINETS, LTD. AND PREDECESSOR

  Minimum future rental commitments applicable to operating leases at December 28, 1996 are as follows:

            1997.............................. $1,196,000
            1998..............................    876,000
            1999..............................    501,000
            2000..............................    289,000
            2001..............................     78,000
                                               ----------
                                               $2,940,000
                                               ==========

  The Company incurred management fees to an affiliate of the majority stockholder of Holdings of approximately $125,000 for the period from June 17, 1994 through December 31, 1994, $308,000 in 1995, $350,000 in 1996, and
$263,000 and $242,000 in the nine months ended September 28, 1996 and September 27, 1997, respectively.

  In June 1997, the Company entered into a management agreement with an affiliate of the new majority stockholder of Holdings. The agreement requires the Company to pay $325,000 per year for management services provided, plus certain fees and expenses. In addition, Holdings issued a fully-exercisable warrant (for the purchase of Holdings' common stock) to the management company in connection with the management agreement. Holdings has recorded a charge for the fair value of the warrant as of the issuance date and the related expense is "pushed-down" and reflected in the financial statements of the Company. Expense under the management agreement for the period from June 13, 1997 (inception) to September 27, 1997, including $587,000 for the warrant, was approximately $683,000.

6. INCOME TAXES

  The Predecessor had elected to be taxed as an S Corporation under federal and state income tax laws. Accordingly, its taxable income was includable in the individual income tax returns of the stockholders and the Predecessor generally was not subject to tax and therefore did not report a provision for income taxes.

  Components of income tax expense (benefit), including amount relating to extraordinary loss in 1997, are as follows:

                            PERIOD FROM                                 NINE MONTHS ENDED
                           JUNE 17, 1994                            -------------------------
                              THROUGH      DECEMBER 30  DECEMBER 28 SEPTEMBER 28 SEPTEMBER 27
                         DECEMBER 31, 1994    1995         1996         1996         1997
                         ----------------- -----------  ----------- ------------ ------------
Current expense
 (benefit)..............    $  575,000     $ (185,000)  $3,370,000   $2,397,000   $(602,000)
Deferred expense........       535,000      1,545,000    1,330,000      995,000     385,000
                            ----------     ----------   ----------   ----------   ---------
                            $1,110,000     $1,360,000   $4,700,000   $3,392,000   $(217,000)
                            ==========     ==========   ==========   ==========   =========

                     OMEGA CABINETS, LTD. AND PREDECESSOR

  A reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate to pretax income is as follows:

                          PERIOD FROM
                         JUNE 17, 1994                             NINE MONTHS ENDED
                            THROUGH                            -------------------------
                         DECEMBER 31,  DECEMBER 30 DECEMBER 28 SEPTEMBER 28 SEPTEMBER 27
                             1994         1995        1996         1996         1997
                         ------------- ----------- ----------- ------------ ------------
Amount based on federal
 statutory rate.........  $1,040,000   $1,169,000  $4,031,000   $2,935,000   $(480,000)
State income taxes, net
 of federal benefit.....      61,000      187,000     615,000      415,000     263,000
Other...................       9,000        4,000      54,000       42,000         --
                          ----------   ----------  ----------   ----------   ---------
Income tax expense
 (benefit)..............  $1,110,000   $1,360,000  $4,700,000   $3,392,000   $(217,000)
                          ==========   ==========  ==========   ==========   =========

  Components of the net deferred tax assets are as follows:

                          DECEMBER 30, 1995     DECEMBER 28, 1996      SEPTEMBER 27, 1997
                         -------------------  ---------------------  ----------------------
                         CURRENT  NONCURRENT   CURRENT   NONCURRENT   CURRENT   NONCURRENT
                         -------- ----------  ---------- ----------  ---------- -----------
Deferred tax assets:
  Goodwill.............. $    --  $3,800,000  $      --  $2,645,000  $      --  $ 1,857,000
  Accruals and reserves.  579,000        --      909,000        --    1,140,000         --
  Stock options and
   warrants.............      --         --          --      21,000         --      510,000
  Other.................   46,000    117,000      96,000    106,000      95,000         --
                         -------- ----------  ---------- ----------  ---------- -----------
                          625,000  3,917,000   1,005,000  2,772,000   1,235,000   2,367,000
Deferred tax liability:
  Depreciation..........      --    (417,000)        --    (982,000)        --   (1,192,000)
                         -------- ----------  ---------- ----------  ---------- -----------
Net deferred tax asset.. $625,000 $3,500,000  $1,005,000 $1,790,000  $1,235,000 $ 1,175,000
                         ======== ==========  ========== ==========  ========== ===========

7. EMPLOYEE BENEFIT PLANS

  The Company has profit-sharing and 401(k) plans covering substantially all full-time employees. Under the terms of one plan, participants may contribute up to 12% of their salary to the plan and the Company will make a matching contribution equal to 50% of the participant's contribution up to a maximum of 3% of their salary. In addition, the Company may elect to contribute an additional amount to the plan at the discretion of the Company's Board of Directors. Expense related to the plans was $181,000 for the period from January 1, 1994 through June 16, 1994 (Predecessor) and $113,000 for the period from June 17, 1994 through December 31, 1994, $210,000 in 1995, $233,000 in 1996, and $208,000 and $319,000 in the nine months ended September 28, 1996 and September 27, 1997, respectively.

  In the period ended June 16, 1994, the Predecessor paid discretionary employee bonuses totaling $2,231,405 which are included in selling, general and administrative expenses in the consolidated statement of income.

8. STOCK OPTION PLAN

  Holdings has an incentive stock option plan pursuant to which key employees may be granted options to purchase shares of its Class A common stock. Options are granted at the discretion of the

                     OMEGA CABINETS, LTD. AND PREDECESSOR
board of directors and are fully vested and exercisable as of the grant date. Holdings accounts for stock options in accordance with Accounting Principles Board Opinion No. 25. Compensation expense relating to Holdings stock option plan and reflected in the financial statements of the Company amounted to: none in 1994 or 1995; $57,000 in 1996, none in the nine months ended September 28, 1996 and $4,894,000 in the nine months ended September 27, 1997.

  Under FASB Statement No. 123, certain pro forma information is required as if Holdings had accounted for options under the alternative fair value method of Statement 123. Holdings used a Minimum Valuation model to determine the per share fair value of the options at the grant date. The following assumptions were used in the valuation:

            Risk-free interest rate.............. 5.63%
            Expected dividend yield.............. None
            Expected volatility.................. None
            Expected life of option.............. 5 years

  For purposes of pro forma disclosures, the estimated fair value of the options at the grant date is expensed, net of related pro forma tax benefits, in the year of the grant since the options are fully vested at the grant date. Pro forma net income (loss) of the Company is $2,067,146 in 1995, $7,150,643 in 1996, and $(1,380,000) for the nine months ended September 27, 1997.

9. MERGER AND REFINANCING

  Pursuant to an Agreement and Plan of Merger (the "OMC Merger") dated as of April 28, 1997 among the Company's parent, Omega Holdings, Inc. ("Holdings"), the stockholders of Holdings, and Omega Merger Corp. ("OMC"). OMC merged on June 13, 1997 into Holdings, with Holdings as the surviving entity. Concurrent with the OMC Merger, certain investors affiliated with Butler Capital Corporation ("BCC") invested approximately $61.9 million in the voting equity stock of Holdings. This investment plus the proceeds from $100 million in bridge loans and $48.3 million borrowed under a new senior credit facility were used to repay debt of approximately $89.3 million (representing all of the Company's outstanding long-term debt at that date), to repurchase the majority of Holding's voting equity stock outstanding prior to the OMC Merger at an aggregate cost of approximately $112.3 million, and to pay transaction fees and expenses. In July 1997, $100 million of 10.5% Senior Subordinated Notes were issued to retire the Bridge Loans (see Note 4). As a result of the OMC Merger and related transactions described above, BCC owned 88.4% of Holdings subsequent to the OMC Merger.

  The OMC Merger was accounted for as a recapitalization and, accordingly, did not impact the historical basis of the Company's assets or liabilities. All OMC Merger and recapitalization transactions of Holdings have been pushed down and reflected in the accounts of the Company. The Company paid an aggregate of $114.5 million to Holdings, representing the parent's cost to redeem common stock and stock options and to pay merger expenses. The Company recorded the $114.5 million as a charge to deferred compensation for $2.8 million to redeem stock options, and the balance representing a dividend to parent of $111.7 million was charged to stockholder's equity.

  As a result of the OMC Merger and related debt refinancing, the Company wrote off existing unamortized deferred financing costs of $1,554,443 in June 1997, resulting in an extraordinary loss of $947,443 (net of related income tax benefit of $607,000).

                     OMEGA CABINETS, LTD. AND PREDECESSOR

10. GUARANTEE OF SENIOR SUBORDINATED NOTES

  The senior subordinated notes described in Note 4 are guaranteed jointly and severally, fully and unconditionally, by Panther, the Company's wholly-owned subsidiary.

  Separate financial statements or summarized financial information for Panther have not been presented since its operations are inconsequential and its stock does not represent a significant portion of the collateral securing the notes. Panther's accounts and transactions represent less than 1% of the consolidated total assets, liabilities, equity, net sales, operating income, and net income of the Company. Management believes that the separate financial statements and summarized financial information of Panther are not material to investors.

                        REPORT OF INDEPENDENT AUDITORS

Home-Crest Corporation and Home-Crest Acquisition Corp.
Goshen, Indiana

  We have audited the accompanying statements of income and cash flows of Home-Crest Corporation for the period ended May 25, 1995 and for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows for Home-Crest Corporation for the period ended May 25, 1995 and for the year ended December 31, 1994 in conformity with generally accepted accounting principles.


                                          Crowe, Chizek and Company LLP

Elkhart, Indiana
June 28, 1995

                             HOME-CREST CORPORATION

                              STATEMENTS OF INCOME

           PERIOD ENDED MAY 25, 1995 AND YEAR ENDED DECEMBER 31, 1994

                                                          1995         1994
                                                       -----------  -----------
Net sales............................................. $26,029,065  $65,371,682
Cost of goods sold....................................  20,412,030   50,562,837
                                                       -----------  -----------
Gross margin..........................................   5,617,035   14,808,845
Operating expenses....................................   5,784,674   11,267,540
                                                       -----------  -----------
Income (loss) from operations.........................    (167,639)   3,541,305
Other income (expense)
  Interest expense (Note 3)...........................    (129,850)    (438,813)
  Interest income.....................................      54,730      143,985
                                                       -----------  -----------
                                                           (75,120)    (294,828)
                                                       -----------  -----------
Net income (loss) (Note 4)............................ $  (242,759) $ 3,246,477
                                                       ===========  ===========


                See accompanying notes to financial statements.

                             HOME-CREST CORPORATION

                            STATEMENTS OF CASH FLOW

           PERIOD ENDED MAY 25, 1995 AND YEAR ENDED DECEMBER 31, 1994

                                                         1995         1994
                                                      -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).................................. $  (242,759) $ 3,246,477
  Adjustments to reconcile net income (loss) to net
   cash from operating activities....................
    Depreciation.....................................     685,659    1,602,531
    Loss (gain) on sale of equipment.................       3,221      (18,766)
    Provision for losses on accounts receivable......     675,000      102,384
    Pension expense..................................      97,652      295,200
    Change in assets and liabilities.................
      Accounts and notes receivable..................  (2,446,803)     620,882
      Inventories....................................    (963,689)     218,793
      Other current assets...........................      20,095      (44,447)
      Other assets...................................         --        14,774
      Accounts payable...............................     863,586     (143,169)
      Other current liabilities......................     614,642      825,236
                                                      -----------  -----------
        Net cash from operating activities...........    (693,396)   6,719,895
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from the sale of equipment................       5,200       54,852
  Advance on note receivable.........................     (15,000)     (85,000)
  Advance to shareholders............................    (101,674)         --
  Capital expenditures...............................  (1,205,784)  (2,408,393)
  Increase in cash surrender value...................     (24,732)     (52,934)
                                                      -----------  -----------
        Net cash from investing activities...........  (1,341,990)  (2,491,475)
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings under term line credit..................   3,200,000    3,200,000
  Checks written in excess of bank balance...........     463,392       79,122
  Payments under term line of credit.................    (100,000)  (5,500,000)
  Payments on other long-term debt...................    (197,273)    (222,727)
  Dividends paid.....................................  (1,271,444)  (1,741,841)
                                                      -----------  -----------
        Net cash from financing activities...........   2,094,675   (4,185,446)
                                                      -----------  -----------
Net change in cash...................................      59,289       42,974
Cash at beginning of period..........................     138,713       95,739
                                                      -----------  -----------
CASH AT END OF PERIOD................................ $   198,002  $   138,713
                                                      ===========  ===========
Supplemental disclosure of cash flow information
  Cash paid during the period for interest........... $   195,710  $   389,352

                See accompanying notes to financial statements.

                            HOME-CREST CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                      MAY 25, 1995 AND DECEMBER 31, 1994

NOTE 1--NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF BUSINESS: The Company manufactures cabinets primarily for residential cabinet distributors and dealers throughout the United States. The Company maintains its primary checking account at a local bank which is insured up to $100,000 by an agency of the federal government.

  BASIS OF PRESENTATION: The Company's fiscal year end is December 31. These financial statements include the period from January 1, 1995 to May 25, 1995 and the year ended December 31, 1994.

  INVENTORIES: Inventories are stated at the lower of cost (last-in, first-out method) or market value.

  PROPERTY, PLANT AND EQUIPMENT: Assets are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

NOTE 2--EMPLOYEE BENEFIT PLANS

  The Company has a defined benefit plan which covers substantially all full-time employees. Benefits under the plan are based on employees' average compensation during the five consecutive calendar years when compensation was highest, or a fixed monthly dollar amount based on years of service. Plan assets are invested in fixed income and equity securities. Prior service costs are amortized on a straight-line basis over the average remaining expected employee service period.

  Net pension expense for the period ended May 25, 1995 and for the year end December 31, 1994 included the following components:

                                                               1995      1994
                                                             --------  --------
      Service cost benefits earned during the period........ $129,583  $359,364
      Interest cost on projected benefit obligation.........  141,438   270,765
      Expected return on plan assets........................ (151,746)   34,679
      Net amortization and deferral.........................  (21,623) (369,608)
                                                             --------  --------
                                                             $ 97,652  $295,200
                                                             ========  ========

  Assumptions used by the Company in the determination of the pension plan information consisted of the following:

                                                                     1995  1994
                                                                     ----  ----
      Discount rate................................................. 7.75% 7.75%
      Expected long-term rate of return on plan assets.............. 8.00% 8.00%

  The Company has a profit sharing plan containing Internal Revenue Code
Section 401(k) provisions. The plan covers substantially all employees. Company contributions are discretionary. During the period ended May 25, 1995, the Company contributions to the plan were $25,001. There were no contributions to the plan for the year ended December 31, 1994.

                            HOME-CREST CORPORATION

                      MAY 25, 1995 AND DECEMBER 31, 1994

NOTE 3--INTEREST EXPENSE

  The Company had bank notes payable totaling $6,410,000 and $3,170,000 at May 25, 1995 and December 31, 1994, respectively at interest rates ranging from 7% to 10%. For the period ended May 25, 1995, the Company capitalized interest of $44,062 on fixed asset projects in process.

NOTE 4--INCOME TAXES

  The Company, with the consent of its shareholders, elected to have its income taxed under Section 1362 (S Corporation) of the Internal Revenue Code and similar sections of the Indiana income tax laws. These sections provide that, in lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income.

NOTE 5--LEASE COMMITMENTS

  The Company leases certain warehouses, delivery equipment and automobiles, under several noncancelable long-term operating leases, with expiring terms ranging through 2000. Total rental expense for all operating leases for the period ended May 25, 1995 and the year ended December 31, 1994 was $154,089 and $468,839, respectively.

NOTE 6--SUBSEQUENT EVENTS

  Effective May 26, 1995, the Company sold substantially all of its assets. In addition, certain liabilities were assumed by the purchaser and all notes payable were paid in full. The transaction resulted in a gain.

  In addition, management plans to liquidate the pension plan and distribute all assets to the participants. No gain or loss is expected upon liquidation.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   4
Risk Factors...............................................................  16
Recent Developments........................................................  21
Use of Proceeds............................................................  22
Capitalization.............................................................  23
Selected Historical Consolidated
 Financial Data............................................................  24
Unaudited Pro Forma Condensed Consolidated Financial Data..................  26
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.............................................................  29
Business...................................................................  35
Management.................................................................  42
Principal Stockholders.....................................................  47
Certain Relationships and Related
 Transactions..............................................................  48
Description of New Bank Credit Facility....................................  50
Description of Exchange Notes..............................................  51
Certain Federal Income Tax
 Consequences..............................................................  90
Plan of Distribution.......................................................  93
Legal Matters..............................................................  93
Experts....................................................................  93
Index to Consolidated Financial Statements................................. F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             OMEGA CABINETS, LTD.

                                EXCHANGE OFFER

                                 $100,000,000
                                10 1/2% SENIOR
                                 SUBORDINATED
                                NOTES DUE 2007

                                --------------

                                     LOGO

                                --------------

                               -----------------

                                  PROSPECTUS

                               -----------------


                                NOVEMBER   , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Omega's Certificate of Incorporation, as amended, and its By-laws provide that Omega shall indemnify its directors and officers to the fullest extent permitted by the DGCL as in effect at the time of incorporation and as amended to the extent such amendment provides broader indemnification rights.

  Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

  The directors and officers of Omega and Panther are covered under directors' and officers' liability insurance policies maintained by Holdings.

  As permitted by the Iowa Business Corporation Act (the "IBCA"), Panther's Articles of Incorporation provide that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for a breach of the director's duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for a transaction from which the director derives an improper personal benefit; or (iv) for an unlawful distribution under section 833 of the IBCA.

  Panther's By-laws provide that the company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the Iowa Business Corporation Act. The IBCA requires a company to indemnify officers and directors against reasonable expenses incurred in connection with any proceeding in which they are wholly successful, on the merits or otherwise, to which the person may be a part because of the person's position with the company. Further, the IBCA provides that a company may, as a permissive matter, indemnify its officers and directors if (i) the person acted in good faith, and (ii) the person reasonably believed, in the case of conduct in the person's official capacity with the company, that the conduct was in the company's best interests, and in all other cases, that the person's conduct was at least not opposed to the company's best interests, and (iii) in the case of any criminal proceeding, the person had no reasonable cause to believe the person's conduct was unlawful. Any such person may not be indemnified in respect of any proceeding that charges improper personal benefit to the person, in which the person shall have been adjudged to be liable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS


    EXHIBIT
    NUMBER                             DESCRIPTION
    -------                            -----------
     3.1*   Omega Certificate of Incorporation, as amended.
     3.2*   Omega By-laws.
     3.3*   Panther Articles of Incorporation, as amended.
     3.4*   Panther By-laws.
     4.1*   Indenture dated as of July 24, 1997.
     4.2*   Registration Rights Agreement dated as of July 24, 1997.
     5.1*   Opinion of Ropes & Gray re: legality.
     5.2*   Opinion of Nyemaster, Goode, Voigts, West, Hansell & O'Brien re:
            legality.
    10.1*   New Bank Credit Facility dated as of June 13, 1997.
    10.2*   Panther Security Agreement.
    10.3*   Omega Security Agreement.
    10.4*   Pledge Agreement.
    10.5*   Collateral Assignment of Trademarks.
    10.6*   Management Agreement dated June 13, 1997.
    10.7*   Financing Agreement dated June 13, 1997.
    10.8*   Deferred Compensation Plan dated June 13, 1997.
    10.9*   Rabbi Trust Agreement dated June 13, 1997.
    10.10*  Key Employment Agreement dated September 16, 1994.
    10.11*  Key Severance Agreement dated April 24, 1997.
    10.12*  Moran Employment Agreement dated September 11, 1995, as amended June 13, 1997.
    10.13*  Moran Severance Agreement dated April 24, 1997.
    10.14*  Erlick Employment Agreement dated July 11, 1994.
    10.15*  Erlick Severance Agreement dated April 24, 1997.
    10.16*  Goebel Employment Agreement dated April 10, 1995,
            as amended June 13, 1997.
    10.17*  Goebel Severance Agreement dated April 24, 1997.
    10.18*  Hagan Employment Agreement dated April 10, 1995.

    EXHIBIT
    NUMBER                                       DESCRIPTION
    -------                                      -----------
    10.19*    Hagan Severance Agreement dated April 24, 1997.
    10.20*    Schmidt Employment Agreement dated April 10, 1995.
    10.21*    Schmidt Severance Agreement dated April 24, 1997.
    10.22*    Deferred Non-Qualified Compensation Agreement dated June 28, 1987.
    10.23*    Company Bonus Plan.
    10.24     Stockholders Agreement dated June 13, 1997.
    10.25     Omega Holdings, Inc. Stock Option Plan.
    10.26     Key Put Agreement dated June 13, 1997.
    10.27     Goebel Put Agreement dated June 13, 1997.
    12.1      Statement regarding computation of ratio of earnings to fixed charges.
    23.1      Consent of Ernst & Young LLP.
    23.2      Consent of Crowe, Chizek and Company LLP.
    23.4*     Consent of Ropes & Gray (included in Exhibit 5.1).
    24.1*     Powers of Attorney (included on signature page).
    25.1*     Statement of Eligibility on Form T-1 of The Chase Manhattan Bank as Trustee under the Indenture.
    27.1      Financial Data Schedules.
    99.1      Form of Letter of Transmittal used in connection with the Exchange Offer.
    99.2      Form of Notice of Guaranteed Delivery used in connection with The Exchange Offer.
    99.3      Form of Exchange Agent Agreement.

--------

* Previously filed as part of this Registration Statement.

  (B) CONSOLIDATED FINANCIAL STATEMENT SCHEDULES OF THE COMPANY OR ITS PREDECESSOR FOR THE THREE YEARS ENDED DECEMBER 28, 1996 ARE INCLUDED IN THIS REGISTRATION STATEMENT.

ITEM 22. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants, pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned registrants hereby undertake:

  (1) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  (2) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (3) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, Omega Cabinets, Ltd. has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterloo, State of Iowa, on the 19th day of November, 1997.

                                        OMEGA CABINETS, LTD.

                                               /s/ Lance E. Erlick
                                        By: ___________________________________

                                           NAME: LANCE E. ERLICK

                                           TITLE: VICE PRESIDENT,

                                               CHIEF FINANCIAL AND
                                               ACCOUNTING OFFICER AND
                                               TREASURER

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 19th day of November, 1997.

             SIGNATURE                                  TITLE

                                      President, Chairman of the Board of
                                       Directors and Chief Executive Officer
               *                       (principal executive officer)
------------------------------------
            HENRY P. KEY

        /s/ Lance E. Erlick           Vice President, Chief Financial and
------------------------------------   Accounting Officer and Treasurer
          LANCE E. ERLICK              (principal financial and accounting
                                       officer)

                                      Director
               *
------------------------------------
          ROBERT J. BERTCH

                                      Director
               *
------------------------------------
           GILBERT BUTLER

                                      Director
               *
------------------------------------
          DONALD E. CIHAK

                                      Director
               *
------------------------------------
            COSTA LITTAS

      /s/ Lance E. Erlick
------------------------------------

        LANCE E. ERLICK

       ATTORNEY-IN-FACT*

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, Panther Transport, Inc. has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterloo, State of Iowa, on the 19th day of November, 1997.

                                        PANTHER TRANSPORT, INC.

                                               /s/ Lance E. Erlick
                                        By: ___________________________________

                                           NAME: LANCE E. ERLICK

                                           TITLE: VICE PRESIDENT,

                                               CHIEF FINANCIAL AND
                                               ACCOUNTING OFFICER AND
                                               TREASURER

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 19th day of November, 1997.

             SIGNATURE                                  TITLE

                                      President, Chairman of the Board of
                                       Directors and Chief Executive Officer
               *                       (principal executive officer)
------------------------------------
            HENRY P. KEY

        /s/ Lance E. Erlick           Vice President, Chief Financial and
------------------------------------   Accounting Officer and Treasurer
          LANCE E. ERLICK              (principal financial and accounting
                                       officer)

                                      Director
               *
------------------------------------
          ROBERT J. BERTCH

                                      Director
               *
------------------------------------
           GILBERT BUTLER

                                      Director
               *
------------------------------------
          DONALD E. CIHAK

                                      Director
               *
------------------------------------
            COSTA LITTAS

      /s/ Lance E. Erlick
------------------------------------

        LANCE E. ERLICK

       ATTORNEY-IN-FACT*

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                           DESCRIPTION                           PAGE
    -------                          -----------                           ----
     3.1*   Omega Certificate of Incorporation, as amended.
     3.2*   Omega By-laws.
     3.3*   Panther Articles of Incorporation, as amended.
     3.4*   Panther By-laws.
     4.1*   Indenture dated as of July 24, 1997.
     4.2*   Registration Rights Agreement dated as of July 24, 1997.
     5.1*   Opinion of Ropes & Gray re: legality.
     5.2*   Opinion of Nyemaster, Goode, Voigts, West, Hansell & O'Brien
            re: legality.
    10.1*   New Bank Credit Facility dated as of June 13, 1997.
    10.2*   Panther Security Agreement.
    10.3*   Omega Security Agreement.
    10.4*   Pledge Agreement.
    10.5*   Collateral Assignment of Trademarks.
    10.6*   Management Agreement dated June 13, 1997.
    10.7*   Financing Agreement dated June 13, 1997.
    10.8*   Deferred Compensation Plan dated June 13, 1997.
    10.9*   Rabbi Trust Agreement dated June 13, 1997.
    10.10*  Key Employment Agreement dated September 16, 1994.
    10.11*  Key Severance Agreement dated April 24, 1997.
    10.12*  Moran Employment Agreement dated September 11, 1995, as amended June 13, 1997.
    10.13*  Moran Severance Agreement dated April 24, 1997.
    10.14*  Erlick Employment Agreement dated July 11, 1994.
    10.15*  Erlick Severance Agreement dated April 24, 1997.
    10.16*  Goebel Employment Agreement dated April 10, 1995, as amended
            June 13, 1997.
    10.17*  Goebel Severance Agreement dated April 24, 1997.
    10.18*  Hagan Employment Agreement dated April 10, 1995.
    10.19*  Hagan Severance Agreement dated April 24, 1997.
    10.20*  Schmidt Employment Agreement dated April 10, 1995.
    10.21*  Schmidt Severance Agreement dated April 24, 1997.
    10.22*  Deferred Non-Qualified Compensation Agreement dated June 28,
            1987.
    10.23*  Company Bonus Plan.
    10.24   Stockholders Agreement dated June 13, 1997.
    10.25   Omega Holdings, Inc. Stock Option Plan.
    10.26   Key Put Agreement dated June 13, 1997.
    10.27   Goebel Put Agreement dated June 13, 1997.
    12.1    Statements regarding computation of ratio of earnings to
            fixed charges.
    23.1    Consent of Ernst & Young LLP.

    EXHIBIT
    NUMBER                          DESCRIPTION                           PAGE
    -------                         -----------                           ----
     23.2   Consent of Crowe, Chizek and Company LLP.
     23.4*  Consent of Ropes & Gray (included in Exhibit 5.1).
     24.1*  Powers of Attorney (included on signature page).
     25.1*  Statement of Eligibility on Form T-1 of The Chase Manhattan
            Bank as Trustee under the Indenture.
     27.1   Financial Data Schedules.
     99.1   Form of Letter of Transmittal used in connection with the
            Exchange Offer.
     99.2   Form of Notice of Guaranteed Delivery used in connection
            with The Exchange Offer.
     99.3   Form of Exchange Agent Agreement.

--------

* Previously filed as part of this Registration Statement.